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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wo Kee Hong Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
APR 24 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3990 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/21/03



2002 Annual Report

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Wo Kee Hong (Holdings) Limited is a diversified distributor of high-quality, brand-name products serving customers in the Asian region and in particular the Hong Kong, Macau and the mainland People's Republic of China (PRC) markets. The Group began distributing audio products in Hong Kong in 1954. Over the years, product categories have changed and today the Group distributes air-conditioning and refrigeration products; audio visual equipment; car audio and electronic products; motor vehicles and car accessories; and other electronic and electrical products. It also has a direct marketing/retailing business. The Group has considerable expertise in nurturing and developing brands and products it represents through its multi-distribution channels and including provision of after-sales-service. For almost five decades, by combining skilled marketing and sales with the close support of long-established supplier relationships, the Group has ensured that many of its brands have become sumbols of excellence and household names in the minds of consumers in the markets it serves.



Contents

Annual Report

Pages



Corporate and Investor Information

Annual Report

Directors

Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Boon Seng TAN *
Mr. Raymond Cho Min LEE *
Ms. Kam Har YUE **
Mr. Barry John BUTTIFANT
(Resigned on November 7, 2002)

* *Independent Non-executive*
** *Non-executive*

Board Adviser

Mr. Barry John BUTTIFANT

Audit Committee

Mr. Raymond Cho Min LEE *(Chairman)*
Mr. Boon Seng TAN

Company Secretary

Ms. Phyllis NG

Authorised Representatives

Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN

Legal Advisors

Hong Kong
Woo, Kwan, Lee & Lo
Preston Gates Ellis

Bermuda
Appleby Spurling & Kempe

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

Principal Share Registrars and Transfer Office in Bermuda

The Bank of Bermuda Limited
6 Front Street, Hamilton 5-31
Bermuda

Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong

Registered Office

Cedar House
41 Cedar Avenue, Hamilton HM12
Bermuda

Principal Bankers

The Bank of East Asia, Limited
Citic Ka Wah Bank Limited
Bangkok Bank Public Company Limited

American Depositary

The Bank of New York
620 Avenue of the Americas, 6th Floor
New York, NY 10011
USA

Principal Office in Hong Kong

10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong
Tel: (852) 2869 1190
Fax: (852) 2521 7198

Stock Codes

The Stock Exchange of Hong Kong Limited: 720
American Depositary Receipt (ADR):
Symbol - WKHHY
CUSIP - 929300101

Website Address

http://www.wokeehong.com.hk

Important Dates

Closure of Registers of Members
April 29 to May 6, 2003 (both days inclusive)

Annual General Meeting
May 6, 2003



Chairman's Statement

Richard Man Fai LEE
Executive Chairman & CEO

Your Board of Directors is very pleased to announce that a consolidated profit of HK$6 million was recorded for the year ended December 31, 2002. This is a welcome turnaround from the substantial losses suffered by the Group in recent years. Congratulations to the excellent team work shown by the management and all the staff!

No interim dividend was paid during the year (2001: nil) and the Directors do not recommend a final dividend (2001: nil) having a prudent regard for the need to preserve cash for the working capital needs of the Group. However, given the return to profitability; given the significantly improved balance sheet position; given the significant reserves available to the Group in proportion to the capital base, the Directors are pleased to recommend a bonus issue of shares at the rate of 1 bonus share for every 10 existing shares.

We would draw the shareholders' attention to the following positive Group highlights in 2002:

- A capital reorganisation and rights issue with a bonus issue was successfully completed in April. The net proceeds from the rights issue of HK$46.8 million were used primarily to repay short-term debt, with the balance providing additional working capital.

- Another capital reorganisation was completed in September which, together with the earlier capital reorganisation exercise, ensured that all accumulated losses of the Group were eliminated, paving the way for future dividends, as and when appropriate, which hopefully will stimulate share liquidity and enhance shareholder value over time.

- The long outstanding supplier credit situation was finally settled with Mitsubishi Heavy Industries Limited ("MHI") by the partial repayment of HK$71.8 million with the sale of the Group's interest in an associated company "MHI-Jinling Air Conditioners Company Limited" and the remaining debt balance of HK$132.9 million was converted into a long-term, 15 year, largely unsecured loan. This settlement enabled a profit of HK$10.9 million to be booked on the sale of the associated company, and also eliminated any further uncertainty with regard to the debt in the balance sheet which has now been designated as long term debt. It must also be noted that the resolution of this issue has eliminated comments in the previous Audit Reports, relative to "going concern uncertainty", and has enabled the Group to have a clean audit opinion this year.

- Liquidity was greatly improved with positive cashflows generated in the year, being inflows of HK$18.5 million compared with outflows of HK$18.1 million last year.

- Net current assets of HK$67.3 million were recorded at the year end, a significant turnaround from the balance of net current liabilities of HK$124.8 million which existed at year end 2001. Total net debt gearing ratio was greatly improved to 61.9% (2001: 107.4%) with specific bank debt gearing reduced to 18.1% (2001: 28.0%).

- Operational administration overheads were reduced by 30.7%, as part of the ongoing reorganisation of the Group's operating units, to achieve higher productivity and adaptability to changing market conditions.

After years of combating adverse market situations, your Board of Directors is proud to work with a strengthened management, leading a highly disciplined staff who can face up to challenges and create values. Perseverance builds character; indeed, character we have as a strong marketing company.

In our vision, we see a strong Chinese mainland market growing for decades into the future; we see more and more cities and major townships growing into metropoli; we see rural areas becoming more affluent and providing markets for our products; we see rising sophistication and income levels desiring more products of the brands we market; we see more privately owned homes filled with the latest electrical appliances, pockets stuffed with mobile electronic gadgets and more highways filled with passenger cars – all products we market.

In particular, we forecast strong growth in our distribution business of imported premium cars of "Ferrari" and "Maserati", as import tariffs continue to fall in mainland China. Thus the Group is refocusing more of its resources to build an extensive national distribution network for our cars, composed of exclusive showrooms and premium service facilities. As a result of the car boom in China, we foresee our car audio and electronics business will also grow rapidly, especially the "Alpine" brand, a clear market leader. We also envisage growing demands for our commercial air-conditioning systems for projects and small central units designed for upmarket houses and our "MHI", "LG" and "Bodysonic" brands cover almost the entire market spectrum from high-end to budget systems.

On the international front, we expect our 50%-owned manufacturing joint venture, (Jin Ling Electrical Company Limited), to maintain its position as the third leading Chinese exporter of washing machines and even challenge to become the second largest Chinese exporter of such products. Export growth is preferred over local sales for reasons of higher margin and quick cashflow. Our own "Rogers" British origin brand of audio visual products should also grow by engaging more international distributors in more countries.

In the recent years, the Group has properly been making prudent and significant required provisions against certain of our assets and the balance sheet is now solid. There is still some need for certain asset reallocation by way of realisations and reinvestment in our core businesses but the balance sheet now provides a stronger foundation for both organic and acquisitive growth and profit generation.

In the coming years, your Group will stay very focused on building and adding value to our brands and our products in our growth markets. Local talents will be recruited progressively to maximize our adaptability and local knowledge. Our mission is to grow into a leading marketing organisation serving the rising Asian markets; a vision turning into reality since the Company was founded forty-nine years ago. The Board is confident that the Group will enjoy sustainable growth in sales and profit over the coming years, as it has rode out successfully from earlier years of adverse trading conditions, with sharpened skills and seasoned perseverance.

Regarding the very recent outbreak of military action in the Middle East, although the extent and duration of the fighting may be limited, nonetheless, we are cautious of its possible effects on our business. The last Gulf war in 1991 did not have any adverse effect on our business. On the contrary, business increased with the surge of imports of our products into mainland China.

We must express our deep gratitude and sincere appreciation to all our shareholders, suppliers, bankers and capable management together with our staff, for their continuous loyal support and commitment.

Wing Sum LEE	**Richard Man Fai LEE**
Honorary Chairman	*Executive Chairman*

Hong Kong, March 27, 2003



Group Financial Summary

Annual Report

The results, assets and liabilities and performance data of the Group for the last five financial years are as follows:

Results

	Year ended December 31,				
	2002	2001	2000	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	**572,393**	565,845	386,866	753,695	1,173,960
Loss from operations	**(9,061)**	(76,480)	(45,574)	(32,393)	(214,081)
Finance costs	**(10,481)**	(16,923)	(18,195)	(13,573)	(36,889)
Other non-operating income	**38,611**	2,569	11,175	66,636	-
Other non-operating expenses	**-**	(3,459)	(31,326)	(42,871)	(14,438)
Share of results of associates	**(11,550)**	(4,005)	3,356	18,783	(13,030)
Profit (loss) before tax	**7,519**	(98,298)	(80,564)	(3,418)	(278,438)
Taxation	**(1,522)**	(1,689)	(3,141)	(3,325)	131
Profit (loss) after tax	**5,997**	(99,987)	(83,705)	(6,743)	(278,307)
Minority interests	**12**	479	(1,750)	7,436	10,172
Profit (loss) attributable to shareholders	**6,009**	(99,508)	(85,455)	693	(268,135)

Assets and liabilities

	At December 31,				
	2002	2001	2000	1999	1998
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Investment properties	**131,793**	131,923	135,516	121,307	111,150
Property, plant and equipment	**186,360**	188,749	252,891	284,656	295,832
Intangible assets	**-**	-	21,547	24,625	27,703
Interests in associates	**115,533**	190,076	179,427	184,229	184,471
Investment securities	**702**	1,447	1,842	1,879	1,804
Other non-current assets	**-**	-	355	23,446	1,006
Current assets	**262,581**	256,659	280,778	330,582	528,425
Current liabilities	**(195,233)**	(381,442)	(368,028)	(235,662)	(564,795)
Employment of capital	**501,736**	387,412	504,328	735,062	585,596
Minority interests	**(579)**	(591)	3,791	5,529	6,037
Borrowings due after one year	**(153,950)**	(86,515)	(118,646)	(275,235)	(122,051)
Obligations under finance leases due after one year	**(300)**	(417)	(583)	(202)	(1,897)
Deferred taxation	**(17)**	(13)	(13)	(25)	(25)
Loans advanced from minority shareholders	**(1,522)**	(1,522)	(4,046)	(4,046)	(7,596)
Other loan	**-**	(4,500)	-	-	-
Shareholders' funds	**345,368**	293,854	384,831	461,083	460,064

Performance data

	2002	2001	2000	1999	1998
Earnings (loss) per share - basic (HK cents) (Note)	**0.99**	(60.20)	(51.80)	0.43	(170.40)
Net assets per share (HK cents)	**44.57**	-	-	-	-
Net gearing (%)	**61.92**	107.43	85.84	75.57	38.13

Note: The weighted average number of shares for the purpose of basic earnings (loss) per share has been adjusted for the bonus issue, share consolidation and rights issue during the year 2002 and for comparative purposes.

Results of Operations

- Turnover

For the year ended December 31, 2002 total Group turnover increased by 1.2% to HK$572.4 million (2001: HK$565.8 million).

Sales for most businesses were stable compared with the previous year except for the direct marketing business of "Mega Warehouse" where sales jumped by almost HK$29 million (+84.3%) given the increased number of outlets opened during the year. However, sales by the motor group were lower than last year by a similar amount of HK$28.7 million (-11.8%) given difficult market conditions experienced in the Hong Kong market.

- Profit attributable to shareholders

For the first year in eight years from 1995 – with the exception of the 1999 when a small profit of less than HK$1 million was recorded – a reasonable overall Group attributable profit of HK$6 million has been achieved. The most pleasing and significant positive factor in this result, was that the operating loss from operations was reduced to only HK$9.1 million (2001: HK$76.5 million) and including an HK$6 million property write-down, which again was the best such result recorded in recent years and was as predicted by management last year.

The results did include some significant items of an exceptional and non-recurrent nature, albeit that the overall effect was virtually neutral on the total Group attributable profit. In the year, the Group announced the debt settlement and rescheduling arrangement of supplier credit finance, which involved the sale of the Group's interest in a joint-venture air-conditioning manufacturing operation in the PRC, that recorded an exceptional profit of HK$10.9 million. The Group also closed and disposed of certain subsidiaries and associates in Singapore and Malaysia which recorded an exceptional profit of HK$27.7 million. Against these profits, given the statutory changes to financial and accounting rules mandated in the PRC, the Group had to book an exceptional loss of HK$9.7 million on its 50% owned joint-venture washing machine manufacturing business in the PRC, relating to the necessary increased write-downs of fixed assets, intangible assets and current assets employed in the business of approximately HK$21.9 million (the Group's 50% share).



Financial Condition

- Cash flows

This was another key measure of Group performance that showed significant improvement in the year. Cash flows from operating activities before working capital movements improved to an inflow of HK$4.6 million in 2002 from an outflow of HK$10.5 million in 2001. On working capital items, trade and other receivables at balance date were exactly in line with last year at HK$59.3 million, whilst trade and other payables (including bills payable) at HK$118 million were HK$17.1 million (-12.7%) lower than last year. The Group operated effectively within very tight cash and credit controls. Cash outflow in investing activities was restricted to HK$4.9 million being largely capital expenditure whereas net cash inflows generated by financing activities were HK$35.6 million (2001: outflows of HK$45.2 million) mainly as a result of a capital raising rights issue in the year that raised HK$46.8 million net of expenses, and was largely used to repay short-term debt and bank loans.

- Debt settlement, capital reorganisations and rights issue

The 2001 Annual Report contained a detailed report of post balance sheet events and a pro-forma summary balance sheet, which explained two significant events that were completed in fiscal 2002 and which materially improved the financial condition and balance sheet of the Group.

1. Debt settlement and rescheduling arrangement of supplier credit finance

   The Conditional Agreement reached between the Group and Mitsubishi Heavy Industries Limited ("MHI") in Tokyo in November 2001 was finalised by a Deed of Settlement signed between the parties on June 28, 2002 and subsequently completed. The two key elements of this transaction were that, firstly, the total debt outstanding of HK$202.9 million in November 2001 was partially repaid as to HK$71.8 million by the sale of the Group's interest in an associated company "MHI-Jinling Air Conditioners Company Limited" (a joint-venture manufacturing company controlled by MHI directly). This enabled a profit of HK$10.9 million to be booked on the disposal. And secondly, the remaining balance of the loan, including accrued interest, of approximately HK$132.9 million, was converted into a long-term, 15 year, largely unsecured loan (secured only as to two floors of the sixteen floor Wo Kee Hong Building located in Hong Kong) which bears a fixed rate of interest of 2.5% per annum, which interest is the only amount payable to MHI until June 30, 2012, when the balance then becomes repayable by ten (10) equal half yearly instalments to be completely repaid on December 31, 2016.

2. Capital reorganisations, rights issues and bonus share issues

On February 1, 2002 the Company announced a capital reorganisation and rights issue with bonus issue. A circular for the capital reorganisation was issued to shareholders on February 20, 2002. The rights issue, with bonus share issue, was fully underwritten by Kingsway SW Securities Limited with a prospectus issued to shareholders on March 15, 2002. All of the proposals were approved by shareholders in a Special General Meeting held on March 15, 2002. The effect of these transactions was that accumulated losses in the balance sheet up to June 30, 2001 were eliminated by the capital reorganisation, whilst the net proceeds from the rights issue of HK$46.8 million, were used primarily to repay short-term debt, with the balance of funds providing additional working capital to the Group.

In August 2002, a further capital reorganisation was announced by the Company and a circular was issued to shareholders on August 23, 2002. This involved a reduction of the share premium account, cancellation of accumulated losses, a share consolidation, a bonus issue and an increase in authorised share capital. The rationale for the second capital reorganisation in the year was twofold. Firstly, the losses accumulated in the year to December 31, 2001, which were not able to be dealt with in the first capital reorganisation as the audited accounts were not then available, were now able to be eliminated. Secondly, the share consolidation and bonus issue was undertaken to increase the market value per share (in keeping with proposals being considered by the Hong Kong Stock Exchange) and also the liquidity for the trading of the shares, whilst also showing a better balance sheet ratio of issued share capital relative to the balance of reserves available, as part of the total shareholders' funds. These proposals were approved by shareholders in a Special General Meeting held on September 18, 2002.

- **Liquidity and financial resources**

The year of 2002 was a water-shed one for the Group, as decisions taken and successfully implemented by management, significantly improved the financing and capitalisation of the Group. The Group is no longer significantly financed by trade creditor support following the debt settlement arrangements, and is now more traditionally financed only by the combination of its equity capital base; internal cash flows generated from operations; and bank borrowings involving both short and longer-term maturities.

The Group continued to meet its bank and other liabilities upon due dates and the position of actual bank loans and overdrafts again improved in the year and at balance date these amounted to HK$77.1 million (2001: HK$95.6 million). However, because banks generally in Hong Kong continue, at this time, to be cautious in their lending policies to businesses, the Group, in common with other similar commercial enterprises in Hong Kong, was confronted with the need to operate business on restricted overall bank facilities. Amounts of cash generated both from operations and financing activities, was used to pay down debt, which at times adversely affected operations by restricting levels of business activity and the ability of businesses to take advantage of incremental sales and particularly at the time of peak seasonal trading. Total bank borrowings as a percentage of total shareholders' funds, were 22.3% (2001: 32.5% respectively).

At December 31, 2002 cash and bank deposits amounted to HK$14.4 million (2001: HK$13.5 million). The Group balance sheet at the financial year end 2002 showed a positive balance of net current assets of HK$67.3 million (2001: net current liabilities of HK$124.8 million) which was the first year recording a net current assets surplus since December 31, 1999. Effective current asset management is essential to Group operations, such that the key management ratios continue to show satisfactory positions including inter-alia: debtor collections averaging 21 days (2001: 23 days); inventory turn at 81 days (2001: 74 days); and overall short-term net debt gearing ratio at 17.3% (2001: 78%), with total net debt gearing ratio at 61.9% (2001: 107.4%).

An integral part of the Group's risk management policy, is to hedge foreign currency transactions to eliminate adverse currency movements on indent sales, in the normal course of business. At December 31, 2002 the total outstanding foreign exchange contracts purchased with banks amounted to HK$44 million (2001: HK$17 million).

The Group had bank financing facilities amounting to HK$166.2 million at December 31, 2002 (2001: HK$158.7 million) all based on Hong Kong best lending rates, and mainly secured by assets of the Group. The Group had no contingent liabilities at December 31, 2002 (2001: HK$2.1 million).

Business Reviews

- Air-conditioning products


FDKN208
FDC208
MITSUBISHI
HEAVY INDUSTRIES, LTD.
"Mitsubishi Heavy Industries" products & logo

The business consists of marketing and distribution of the range of products from Mitsubishi Heavy Industries of Japan ("MHI") for which the Group holds exclusive distribution rights for Hong Kong, Singapore and Macau (all products) and the mainland China markets. MHI provides a full range of air-conditioning products both for the packaged commercial systems and the consumer markets. Similarly, the Group also markets and distributes a wide range of commercial and consumer air-conditioning products supplied under the "LG" brand ("LG Electronics Inc" of Korea). Both are pre-eminent global brands. The Group also provides after-sales service and support to its customers.

For the first year in 2002, the Group is the sole distributor in Hong Kong and Macau for the range of air-conditioning products from "Galanz", a leading Chinese electrical appliances brand.

Total sales to third party customers at HK$178.9 million were similar to the HK$176.1 million recorded in FY2001.

In Hong Kong the economy is in a trough with consumer confidence at a low point and with no immediate sign of recovery. Both the retail market and the property development market sectors, which are important for retail and project sales, are depressed. In the mainland PRC market, the unstable weather and severe flooding in certain provinces of southern and eastern China affected the sales in those areas during the peak selling season in the year. And lastly, China is becoming the "air-conditioning factory of the world", initially producing low-end air-conditioning products for domestic usage, but now gradually moving up the technology chain to manufacture commercial products. The over-capacity situation of China-based air-conditioning factories has forced prices in the mainland market to fall, thus creating an ever bigger gap of price differentials with imported products, which products become more difficult to sell.

However, there were also positive market developments. MHI supplied substantial quantities of split-type air-conditioning products at very competitive prices for the Hong Kong market, enabling "MHI" products to increase their market share and to become the market leader in this product


48,000BTU/hr.-54,000BTU/hr.
36,000BTU/hr.
18,000BTU/hr.-24,000BTU/hr.
LG Electronics Inc.
"LG" products & logo

sector. "LG" similarly continued to provide an excellent range of competitively priced products. Also, the Group re-organised and re-aligned the sales focus during the year. With the setting up of a mainland China-operation headquarters in Dongguan, Guangdong Province, it enabled the Group to co-ordinate the various functions of sales, marketing, personnel, finance and administration inside the mainland. The Group understands the necessity of working closer to the market and has increased efforts to cultivate "networking". Additionally, the marketing strategy of expanding the project business segment, is also being successful and will certainly show accelerated momentum in future years. The market for "LG" and "MHI" products will also be stimulated by lower tariffs necessitated on imported products, as part of the WTO requirements.

Operational efficiencies improved and lower unit costs were achieved through streamlined organisation in after-sales service and warehousing operations. Working capital efficiencies were also made in respect of both inventories and receivables. Despite the very competitive market situation, total gross margins and total profit contributions were maintained at about the same levels as achieved last year.

Looking to the year 2003, management believes the air-conditioning products market will continue to be very competitive. There will be a mixture of market uncertainty as well as opportunity. The Hong Kong market will likely remain weak until such time that the economy and consumer confidence recovers. The mainland China market will provide a steady growth in demand, yet the production over-capacity situation in China will exert downward pressure on prices and therefore profit margins, especially for domestic type products; China's entry to WTO will offer more favourable trading conditions including the gradual reduction of import tariffs and increased market and business opportunities; and the Group will focus on the commercial product sector to provide higher margins, given lesser competition with less comprehensive commercial product ranges available from China produced products.


BODYSONIC® 先力
"Bodysonic" logo

In 2003, "Bodysonic" will commence a co-operation arrangement with "GREE", a leading Chinese air-conditioning products brand, to launch a full range of room and commercial air-conditioning products under the brand name "GREE-BODYSONIC" for the Hong Kong market. The market prospects for the joint-brand name products, is very encouraging. And, at the same time, the sales of "Bodysonic" branded air-conditioning products in the mainland market is steadily increasing. The product range is concentrated on commercial products, including multi-system units. They are manufactured in mainland China, which makes them very cost-competitive. The forecast for FY2003 is for a return to growth in sales for this business.

- Audio-visual and other electrical products




Rogers
BRITISH HIGH-FIDELITY

"Rogers" products & logo

The audio-visual business is now largely focused upon marketing and distribution of a range of products developed for the Group's own brands of "Rogers" (from the UK) and "Bodysonic" (from Japan). This business segment also includes sales from "LG" branded domestic electrical appliance products which are now well established in the market, as well as sales from the "Alpine" and "Rogers" branded car audio and electronic products. The car audio and electronic products business consists of marketing and distribution of car-audio products largely under the "Alpine" brand (from Japan) which is one of the top brands in global markets, together with products developed under the Group's own "Rogers" brand of car speakers and power amplifiers. Products are distributed in Hong Kong, Macau, Singapore and Malaysia.

Total sales increased 3.1%, compared with FY2001, to HK$115.5 million despite a slow domestic market. The audio-visual products sector of the business remains extremely competitive especially given the range of innovative products offered to the market; the constantly reduced market pricing; and gross margins being relatively narrow. Nevertheless, the range of products marketed broadened in the year to include CD, VCD, DVD players and mini hi-fi systems; speakers, surround sound and home theatre systems; and Plasma display televisions. Sales were stimulated by a successful launch of the new 42" Rogers Plasma TV; special sales campaigns in mid-year and at Christmas and pre-Lunar New Year; and joint promotions with local credit cards. The international markets for "Rogers" products were expanded to include Australia, New Zealand, Taiwan and Brunei; whilst sales outlets were expanded in Hong Kong. Sales of "LG" domestic appliances were exceptionally buoyant with sales of refrigerators and washing machines up 35.4% and 28.8% respectively over last year. Distribution channels were expanded and sales and promotional campaigns were organised in a cost effective manner to achieve these increased sales. Operational efficiencies and cost controls were effective with the result that the good sales achieved satisfactorily increased profit contributions.

Total sales in the car audio business for the year were HK$57.4 million, which was an HK$4.9 million (+9.3%) increase over FY2001. The regional markets for the sales of automobiles, with the exception of the mainland China, were sluggish. There was intense competition in car-stereo products with new product innovations, and pricing and margins were affected. However, given the excellent



support of "Alpine", the management aggressively marketed the products in their region and excellent sales growth was achieved, including notably significant OEM business in Singapore, with satisfactory increases in profit contributions.

Looking at 2003, the consumer audio-visual market will still be highly competitive given a sluggish economic outlook and an expanding Plasma TV market; changing consumer tastes which stimulate demand for home theatre products; and increased competition from mainland Chinese brands. Nevertheless, the introduction of competitive and new products; increased distribution efforts and particularly in the markets of Hong Kong, mainland China, Singapore and Malaysia; the development of international markets; increased promotional activity; and the increasing brand awareness of "Rogers" and "Bodysonic" following continuous marketing efforts, will all be positive for this business sector, and satisfactory sales growth is expected.


ALPINE
"Alpine" products & logo

In FY2003, "Alpine" is offering further exciting competitive products with car navigation, audio and audio-visual features, which are targetted at the growing larger cabin vehicle sector. "Alpine" is also a leader in products featuring integrated navigation systems and these will stimulate sales once this technology becomes available in the markets we serve. The business is forecasting continued growth in sales in 2003.

- Direct marketing

This business involves direct retailing in consumer electronic and electrical products, in the Hong Kong market under "Mega Warehouse" branded outlets.

Sales to customers in the year were almost double those of FY2001. The business has been refocused in the year. The chain-store type strategy to cover Hong Kong, Kowloon and the New Territories, on a cost effective basis, was implemented. With the opening of 6 new shops in Tuen Mun, Yuen Long, North Point, Mongkok, Kwai Hing and Tseung Kwan O in 2002, "Mega Warehouse" has successfully positioned itself as a significant retail chain store with a total of 9 shops in Hong Kong. To differentiate the merchandising mix of the company, a new merchandising channel to import competitive AV products directly from China was also successfully established. The business model is based upon competitive warehouse retail concepts with regular promotional and key product category sales, to provide value-for-money products to customers.


MEGA
WAREHOUSE
A "Mega Warehouse" retail outlet

This strategy is increasing business levels, and other sales and marketing efforts in the year developed clear customer acceptance of the "Mega Warehouse" chain. Despite a weak retail environment, there is latent consumer demand for products providing innovation and value for money. "Mega Warehouse" outlets are becoming recognised for providing these values. Activities in the year included grand clearance sales campaigns; launch of the "Mega Warehouse" Master Card to build loyalty and customer affinity; payment-by-installment finance; regular monthly consumer promotions; and increased publicity of the "Mega Warehouse" brand and sales activities. Plans for FY2003 are set against a sluggish retail environment in Hong Kong, which is also given to intense competition. Developments will include improved sales and inventory systems; appropriate expansion of the retail network; consolidation of certain retail locations; a wider range of product categories offered; increased marketing and promotion efforts; and possible sales outlets in mainland China to be considered later in the year. All of these activities will be undertaken cautiously, with a view to increasing sales, utilisation of cost and capital efficiencies; and forecasts are for both sales to increase and profit contributions to materialise.

- Motor vehicle and car accessories distribution


Ferrari
The "Ferrari" showroom in Beijing

The business is the marketing, sales and parts supply and after-sales servicing of the "Ferrari" and "Maserati" vehicle franchises. The Group is the sole distributor for these two unique premier sports marques in Hong Kong, Macau and mainland China.

Total sales for the year were HK$214.7 million which was an 11.8% fall compared with the sales achieved in FY2001 on lower unit sales of new vehicles. The pre-tax profits were therefore much lower than the previous year.

"Ferrari" continues to be the premium sports car available in the world today and demand for the models generally outstrips supply. Demand for the "Ferrari" entire model range was good, and especially for the new 575 Maranello model introduced in June. All units of these cars allocated by the factory were pre-sold. The new special super sports car "Enzo Ferrari" was made available only to


A "Ferrari" 575 Maranello

selected customers and, having been allocated 9 units (out of a limited world wide supply of only 399 units), this very expensive but unique highly sought-after model has been all pre-sold, ahead of the first 5 units to be delivered in 2003.


MASERATI
MASERATI

The "Maserati" showroom in Beijing

The "Maserati" marque enjoys improving brand awareness in Hong Kong and the mainland and unit deliveries increased 29% over FY2001. The exciting new "Maserati" models introduced in 2002 are popular with the new "Maserati" Spyder beginning deliveries to customers in February and the new Coupe model beginning deliveries in April 2002. The new Cambiocorsa version marks a radical uplift in "Maserati" technology, incorporating a 4.2 litre engine with F1 type gear shift.

The product line-up therefore, for both marques, is very strong and increased total unit sales are forecast for FY2003. The entire market in Hong Kong for passenger vehicles fell 7.5% in 2002 over 2001 and given the recent budget introducing significantly increased first registration taxes, will undoubtedly fall further in 2003. However, the vehicle market in mainland China increased in 2002 by 61% over 2001 and is expected to register further significant increases in 2003. Management will increasingly concentrate on developing business in that market, and any shortfall in unit sales domestically in Hong Kong, will be taken-up in the mainland market in 2003.

In the year, a dedicated "Maserati" showroom was opened in Beijing. The personnel employed in the whole vehicle business modestly increased with emphasis in the parts, service and bodyshop facilities, where demand is increasing as the road population of "Ferrari" and "Maserati" grows in Hong Kong and the mainland.

The mainland market represents a great opportunity for this business and plans for 2003 are well developed to further establish sales and service activities in key strategic cities including Beijing, Shanghai, Guangzhou, Shenzhen and Dalian. Exciting corporate plans are being progressed to develop the mainland market, which will be announced later in the year.

We look to the mainland China market to provide rapid and substantial increased business volumes for the coming years. It is expected that within a short time horizon, given the substantial mainland market and growing consumer affluence, allied to the easing of import restraints and lowered tariffs which will apply to the China market under WTO rules (at a time when Hong Kong is doing the exact opposite), the mainland market is expected to quickly overtake Hong Kong.

- The Singapore and Malaysian markets

The Group has had, for many years, marketing and distribution businesses based in Singapore and Kuala Lumpur, for the Malaysian market. These have now been right-sized to ensure recurrent profitability. In 2002 the Singapore operations consisted of "MHI" air-conditioning products and the distribution of car audio products (principally "Alpine" brand) and home audio products (principally "Marantz", "Rogers" brands). With the business being more focused on its markets and given success in securing additional OEM business for car audio products, and also achieving steady sales growth in the home audio market in difficult market conditions, it is pleasing to record the successful return to sales growth and profits achieved by Singapore. Total sales grew 34.2% to HK$54.1 million (2001: HK$40.3 million) and a satisfactory profit was earned compared with a substantial loss in 2001.

In Malaysia, the operation was right-sized at the beginning of the year, and the office was relocated to Petaling Jaya, outside of Kuala Lumpur, to trim costs. The Malaysian economy recorded growth in 2002, and whilst the business was restricted to car audio products ("Apline" brand) and home audio visual products ("Marantz" and "Rogers" brands), it benefited and prospered by market and product concentration. Sales in 2002 grew 15.3% over 2001 and the business recorded a good profit compared to a substantial loss in 2001.

Both operations in Singapore and Malaysia are forecast to increase business in 2003.

- Joint-venture manufacturing business
(Jin Ling Electrical Company Limited - "JLE")



The "JLE Factory" in Jiangmen



JLE is a joint-venture between Jiangmen Washing Machine Factory and the Group, with each party owning a 50% interest. The business is engaged in designing and manufacturing washing machines mainly under the "Jinling" brand for sale in the PRC but also as an Original Equipment Manufacturer ("OEM") presently for customers in Africa, Latin America and South East Asia.

The business had a reasonably good sales year with turnover up by 15.3% over 2001, to reach RMB 484.1 million and particularly noteworthy was that export sales were up by almost 30% over the previous year. The level of exports has now increased to 33.6% of total sales. Whilst gross profit



margins were 11.4% up on last year's level, the business recorded a significant loss. This was because the accounting policies have changed in the PRC with regard to provisioning levels mandated for amortization, depreciation and provisions in respect of intangible assets, fixed assets and accounts receivable. The total largely one-time provisions required to bring the net assets in line with the new PRC accounting rules, increased these charges to the profit and loss account with an exceptional and largely one time non-current charge of approximately RMB 46.2 million. This joint-venture investment is treated as an associated company and neither sales nor profits are consolidated into the Group's accounts, but profits or losses are brought to account on an equity accounting basis. Therefore, in the year, because of the changes in accounting policy, these exceptional costs incurred meant that a significant loss was recorded by the business and the Group's share of results of associates showed a loss of HK$11.6 million (2001: a loss of HK$4.0 million).

Personnel

At the year end 2002, the total number of employees of the Group, excluding associates, was 361 (the comparable number last year was 338 people). Following the painful measures taken last year including closure, disposal or consolidation of certain business units; implementation of a 55 years of age retirement scheme; and reduction in remuneration packages; the Group is now operating competitively and the results are evident.

The Group knows the importance of its employees and despite the measures taken last year and in earlier years, has been fortunate to retain a core staff of loyal, experienced and dedicated people. Productivity and morale are being enhanced steadily with continuous organisational improvements. The management team has remained stable and committed throughout the year.

Prospects

Given the tough market environment, for reasons explained for each business and market in which the Group is involved, it was really pleasing to see that a significant improvement in operating results was recorded in 2002 compared with substantial losses in 2001 and earlier years. The year also saw completion of many plans of management to deal finally with remaining issues of restructuring and it is not expected to have significant continuing exceptional non-recurrent items in future years. However, in 2002 such items yielded an overall surplus, such that a profit attributable to shareholders was recorded. As explained, the balance sheet issues have now been addressed, such that the business goes forward into 2003 in a significantly healthier financial state. In that regard, it is also pleasing to note that the auditors' report is clean and the reference in the past two years, to the "fundamental uncertainty relating to the going concern basis", has been dropped, and this is of critical importance to the bankers and suppliers who support the business.

Management Discussion and Analysis of Results of Operations and Financial Condition

Annual Report

2002 marked a turning point for the Group. Looking at 2003, the prospects for each business in which the Group is involved, appear somewhat brighter, but there are clearly uncertainties on both the global economic and the geo-political fronts, which may affect our markets and their economies in different ways and which makes prediction as to overall sales and profit performance difficult. The Group has a long history and an established name and reputation in its markets which it cherishes. It is a market leader in marketing and distribution of consumer products in Hong Kong, Macau, mainland China and certain other markets in South East Asia. The actions management has taken on costs and financing with the rationalisation measures and strategic positioning in each business, should facilitate and stimulate future profitable growth. The Group in 2003 can look more positively at opportunities from a greatly strengthened financial position.

Barry John BUTTIFANT
Adviser to the Board

Hong Kong, March 27, 2003






Directors and Senior Management Profiles

Annual Report

Executive Directors

Wing Sum LEE, aged 76, is the Founder and the Honorary Chairman of the Company. He has 58 years' experience in the distribution of consumer products. He has been involved in the marketing and strategic planning of the Group since its inception. He is a Director of the Radio Association of Hong Kong, and an Honorary Chairman of the Hong Kong and Kowloon Electrical Appliances Merchants Association Limited.

Richard Man Fai LEE, BSB, MBA, aged 46, the Executive Chairman and Chief Executive Officer of the Company, is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE. He has 23 years' experience in marketing consumer products. He has a bachelor's degree and a master's degree in business administration from the University of Minnesota. He was also elected and had served for two consecutive terms as the Chairman of the Radio Association of Hong Kong, the trade association of audio visual business in Hong Kong. He has been with the Group for 19 years.

Sammy Chi Chung SUEN, MBA, aged 56, is a Director of Appliances Business Group of Wo Kee Hong Limited and Director of Technorient Limited. He has 31 years' experience in general management, sales and marketing of cars, electrical appliances and air-conditioning products. He has been with the Group for about 7 years.

Jeff Man Bun LEE, BSc, MSc, University of Michigan, MSc, Stanford University, aged 44, is a Director of the Company and was appointed in January 2002. He is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE and the younger brother of Mr. Richard Man Fai LEE. He is responsible for the strategic planning and the development of new projects of the Group. Prior to joining the Group, he was a System Software Specialist of Research and Development Department of the Apple Computer International Limited for 5 years. He had been actively involved in the Group's business from 1991 to 1997 prior to his current appointment.

Independent Non-executive Directors

Boon Seng TAN, M.A., Cambridge University, aged 47, has been a Non-executive Director of the Company since April 1999. Mr. TAN is the Chairman and Managing Director of Lee Hing Development Limited. He is also the Executive Director of IGB Corporation Berhad, a listed company in Malaysia and is Director of South China Holdings Limited, South China Brokerage Company Limited, South China Industries Limited and Star Cruises Limited, all listed on The Stock Exchange of Hong Kong Limited. He also holds Directorships in many other companies.

Raymond Cho Min LEE, Ed.M, Harvard University, aged 47, is the Chairman and Managing Director of HY & HT Lee Bros. & Co., Ltd. He is also the Chairman of the U.S.-based East West Enterprises Co. Ltd. and the Oasis Development Enterprises Group of Real Estate Development and investment companies. In addition, he is the Founder and Director of the East West Institute of International Studies at Gordon College (USA) and over the years has served on the boards of various community and charitable organisations.

Non-executive Director

Kam Har YUE, aged 70, is the wife of Mr. Wing Sum LEE and was involved in the policy making of the Group from 1962 to December 1989. She has been a Non-executive Director of the Company since then. She has over 28 years' experience in trading and distribution of consumer products.

Senior Management

Herbert ADAMCZYK, aged 62, is the Managing Director of Technorient Limited. He has 38 years' experience in the automotive trade in Hong Kong. He has a motor engineering background and has been with the Technorient Group, which is a subsidiary of our Group, for 20 years.

Barry John BUTTIFANT, aged 58, the Adviser to the Board of Directors of the Company. He has over 30 years' experience in corporate and financial management. Has lived in Hong Kong for over 24 years and prior to joining the Company, he was the Managing Director of IDT International Limited for over 8 years and earlier worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of Finance Director and Managing Director during the period. He is also an Independent Non-executive Director of Giordano International Limited, Daiwa Associate Holdings Limited and China Merchants DiChain (Asia) Limited, Mr. BUTTIFANT is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants. He is also a fellow member of the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors.

Philip Chun Wing CHAN, FCCA, AHKSA, aged 42, is the Group Finance Manager. He has 17 years' financial and accounting experience in both trading and manufacturing sectors. He has been with the Group for about 6 years.

Powell Kwok Chuen CHEUNG, MBA, aged 39, is the General Manager of the AV division of Wo Kee Hong Limited and Hong Kong Wo Kee Advertising Company Limited. He is also the General Manager of Mega Warehouse (Hong Kong) Limited. He has 14 years' sales and marketing experience in both industrial and consumer products. He has been with the Group for 11 years.

Kwang Liang CHIA, BSBA (Hons), aged 42, is a Director of Wo Kee Hong Distribution Pte Ltd; and an Assistant General Manager of the companies in Singapore. Prior to joining the Group, he worked in KPMG Peat Marwick as an Auditor for 5 years and a multi-national company for 3 years. He is also an Officer in the Singapore Arm Forces. He has been with the Group for 9 years.

Siew Yit HOH, aged 37, a Director of Wo Kee Hong Community Services Limited, is the wife of Mr. Richard Man Fai LEE. She has 14 years of experience in service industry and 11 years of experience in community public relations. She has been with the Group for 11 years.

William Kun Kuan LAM, aged 44, is the Sales General Manager of Macau Wo Kee Hong Import & Export Limited. He has 18 years' experience in sales and promotion. He graduated from Japan Tokyo International College. He has been with the Group for 10 years.




Directors and Senior Management Profiles

Annual Report

Eddie Hung Wai LEUNG, aged 54, is the General Sales Manager of Car Electronics Sales Division of the Group. He has 30 years' sales experience in electronic products. He has been with the Group for 30 years.

Ruby Wai Ying TANG, BBA, aged 38, is the Senior Manager of Human Resources and Administration Department of the Group and the Senior Marketing Manager of Wo Kee Hong Limited. She has 15 years' sales and marketing experience in both business-to-business and business-to-consumer environment in Hong Kong and China markets. She has also been actively involved in business development, administration and operations. She graduated from the Hong Kong Baptist University with a bachelor of business administration degree (major in office management) and is also a member of the Hong Kong Institute of Marketing. She has been with the Group for 11 years.

Chi Choi TONG, aged 50, is the Sales Manager of the Group. He has over 25 years' sales and marketing experience in the audio field and considerable marketing experience in PRC. He has been with the Group for 30 years.

Johnson Ka Chiu WOO, aged 55, is the General Sales Manager of Appliance Business Group of Wo Kee Hong Limited and a Director of Jin Ling Electrical Company Limited. He has worked in a multinational air-conditioning engineering firm for years and has 33 years' experience in the sales management of air-conditioning products in multinational firms. He is now responsible for the development and promotion in the China market. He has been with the Group for 4 years.

Steven Tung Lim YAU, aged 53, is the Director and General Manager of Appliance Business Group (Commercial Systems) of Wo Kee Hong Limited. He has over 33 years' experience in the marketing of consumer electrical products and commercial air-conditioning products. He holds a diploma in Marketing and International Business and a diploma in China Marketing by the faculty of business administration, the Chinese University of Hong Kong and is also a member of the American Society of Heating, Refrigerating and Air-conditioning Engineers, Inc. He has been with the Group for 33 years.

Tony Yu Cheung YAU, aged 50, is the General Sales Manager of Appliance Business Group of Wo Kee Hong Limited. He has 25 years' experience in business management, advertising planning, sales and marketing. He has been with the Group for 10 years.

Alex Wai Leung YIP, aged 42, is the Director of Italian Motors (Sales & Service) Limited. He has 17 years' sales and marketing experience in consumer products. He holds an honour diploma of Business Management (major in marketing) from the Hong Kong Baptist University. He has been with the Group for 10 years.

The Directors are pleased to present to shareholders their annual report and audited financial statements for the financial year ended December 31, 2002.

Principal Activities

The Company acts as an investment holding company.

Its subsidiaries were principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products; audio-visual equipment; car audio and electronic products; motor vehicles and car accessories; and other electronic and electrical products. The activities and other particulars of the principal subsidiaries are set out in Note 42 to the financial statements.

Segmental Information

Details of segmental information are set out in Note 5 to the financial statements.

Group Results

The consolidated profit and loss account is set out on page 35 and further analysis is given in the accompanying notes to the financial statements.

Dividends

The Directors do not recommend the payment of a final dividend (2001: nil) for the year ended December 31, 2002. No interim dividend was paid during the year (2001: nil).

Bonus Issue of Shares

On March 27, 2003, the Directors announced that it proposed to make a bonus issue of ordinary shares on the basis of one bonus share for every ten shares of HK$0.10 each held by the shareholders of the Company whose names appear on the registers of members of the Company on May 6, 2003 subject to the conditions and arrangements set out in the circular despatched together with this annual report ("Bonus Share Issue").

Closure of Registers of Members

The registers of members will be closed from April 29 to May 6, 2003 both days inclusive, during which period no transfer will be registered. In order to qualify for the Bonus Share Issue, all transfer of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00 p.m. on Monday, April 28, 2003.

Group Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 6.

Share Capital and Share Options

Details of movements in the share capital of the Company during the year are set out in Note 26 to the financial statements.

Information about the share options of the Company and details of movements in the share options of the Company during the year are set out on pages 108 to 114 of this Annual Report and in Note 41 to the financial statements.

Reserves

Details of movements in reserves of the Group and of the Company during the year are set out in the statement of changes in equity on pages 38 to 39 of this Annual Report and other details are set out in Note 27 to the financial statements.

Property, Plant and Equipment

Details of movements in property, plant and equipment of the Group and of the Company during the year are set out in Note 16 to the financial statements.

Donations

During the year, the Group made charitable and other donations of HK$63,000 (2001: HK$82,000).

Borrowings

Details of the Group's borrowings are set out in Note 29 to the financial statements. No interest was capitalised by the Group during the year.

Major Customers and Suppliers

The Group's five largest suppliers accounted for 60.3% of the Group's purchases during the year, 23.8% being attributable to the largest supplier.

The percentage of turnover attributable to the Group's five largest customers is less then 30.0% during the year.

As far as the Directors are aware, no Director of the Company, their associates or any shareholder (who to the knowledge of the Directors owns more than 5% of the Company's share capital) has interest in the Group's five largest suppliers.

Connected Transactions

Details of connected transactions of the Company during the year are disclosed in "Directors' Interests in Contracts" in this Directors' Report.

In 2002, the Group paid to Sumwell Property Management Limited, as the manager of Wo Kee Hong Building, management fees of HK$3,338,625 in respect of its occupancy of various units at Wo Kee Hong Building.

During the year under review, the transactions in the ordinary courses of business within the Group which involved the companies in which Messrs. Wing Sum LEE and Jeff Man Bun LEE are directly or indirectly interested are shown in Note 37 to the financial statements.

Directors

The Directors of the Company who held office during the year were:

Executive

Wing Sum LEE	*(Chairman)*
Richard Man Fai LEE	*(Vice Chairman and Chief Executive Officer)*
Sammy Chi Chung SUEN	
Jeff Man Bun LEE	
Barry John BUTTIFANT	*(Resigned on November 7, 2002)*

Non-executive

Kam Har YUE

Independent Non-executive

Boon Seng TAN
Raymond Cho Min LEE

In accordance with Bye-Law No. 99 of the New Bye-Laws of the Company, Messrs Sammy Chi Chung SUEN and Boon Seng TAN will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

The Independent Non-executive Directors are subject to retirement by rotation in accordance with the Company's New Bye-Laws.



Directors' Service Contracts

Mr. Barry John BUTTIFANT has entered into a Director's service contract with the Company for a fixed term of 3 years commencing on April 23, 2001. On November 7, 2002, Mr. Barry John BUTTIFANT resigned as Director of the Company and was appointed as an Adviser to the Board of Directors.

Save as disclosed above, none of the Directors who is proposed for re-election at the forthcoming Annual General Meeting has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors' Interests in Securities

At December 31, 2002, the beneficial interests of the Directors of the Company and their associates in the share capital of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register kept under Section 29 of the SDI Ordinance were as follows:

(a) Interest in the Company

	Number of ordinary shares of HK$0.10 each			
Directors	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Total Interests**
Mr. Wing Sum LEE	339,150,207	-	70,407,733 *(Note 1)*	409,557,940
Mr. Richard Man Fai LEE	11,735,800	2,356,200	-	14,092,000
Mr. Sammy Chi Chung SUEN	165,000	-	-	165,000
Ms. Kam Har YUE	11,697,191	-	-	11,697,191
Mr. Jeff Man Bun LEE	1,650,000	-	5,054,962 *(Note 2)*	6,704,962

Note 1: These shares were owned by Unit Cosmo International Limited, a company the entire issued share capital of which was owned by Mr. Wing Sum LEE.

Note 2: These shares are owned by Fisherman Enterprises Inc., a company the entire issued share capital of which is owned by Mr. Jeff Man Bun LEE.

(b) Interest in associated corporation

Directors	Associated Corporations in which shares or equity interest are held or interested	Number of shares or amount of equity interest held or interested	Class and/or description of shares
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	non-voting deferred shares
	Wo Kee Hong Limited	8,500	non-voting deferred shares
	Wo Kee Services Limited	1	non-voting deferred share
	Wo Kee Hong Professional Air Conditioning Pte Ltd.	4,676,000 *(Note 3)*	ordinary shares
	Jin Ling Electrical Company Limited	RMB131,750,000 *(Note 3)*	N/A
	WK Information Network Limited	70 *(Note 3)*	ordinary shares
	東莞先力電器有限公司 (Dongguan Bodysonic Electric Co., Ltd)	HK$2,125,000 *(Note 3)*	N/A
	Technorient Limited	225,015 *(Note 3)*	ordinary shares
Ms. Kam Har YUE	Wo Kee Hong Limited	400	non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	non-voting deferred shares
	Forward International Corporation, Limited	34,335	non-voting deferred shares
	Stoneycroft Estates Limited	340,000	non-voting deferred shares

Note 3: Mr. Wing Sum LEE was deemed to be interested in the shares or equity interest as a result of his interest in the Company. Apart from these shares or equity interest, all other shares of the associated corporations held by the Directors as stated herein are personal interests.

Other than as disclosed above, none of the Directors and chief executives, or their associates, had any interests in the share capital of the Company or any of its associated corporations as defined in the SDI Ordinance.

(c) Rights to acquire shares of the Company

Other than as disclosed in the section headed "Share Option Information" of this Annual Report, none of the Directors and chief executives, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

Directors' Interests in Contracts

(a) Stoneycroft Estates Limited and Ever Rising Investments Limited, both are wholly-owned subsidiaries of the Company, (altogether, "Owners") entered into a deed of mutual covenant and management agreement with Sumwell Property Management Limited ("SPML"), a company owned by Mr. Wing Sum LEE and Ms. Kam Har YUE. Pursuant to the agreement, Owners appointed SPML to be the manager for a term of 2 years from December 29, 1998 (renewable automatically thereafter) to undertake the management, operation, servicing, maintenance, repair, renovation and replacement of Wo Kee Hong Building. The agreement can be terminated by either the committee of the Owners or SPML by giving 3 months' prior notice. The total management fee paid by the Owners to SPML in 2002 was HK$417,000.

(b) Owners entered into service agreement with SPML in 2001. Pursuant to the service agreement signed in 2001, Owners appointed SPML to be the service company for a term of 1 year from April 1, 2001 for providing administrative and advisory services on the tenancy of Wo Kee Hong Building. The services agreement was renewed on April 22, 2002 for 1 year from April 1, 2002. The total amount of service fee paid to SPML in 2002 was HK$18,000.

(c) Wo Kee Hong Electronics Sdn Bhd ("WKH Electronics"), an wholly-owned subsidiary of the Company, entered into a tenancy agreement with Classic Lane (M) Sdn, Bhd ("Classic Lane" - receivers and managers have been appointed since October 19, 2000), a company in which Mr. Wing Sum LEE has beneficial interests. Pursuant to the tenancy agreement, Classic Lane granted to WKH Electronics a tenancy in respect of 8th Floor, Menara Genesis, No. 33, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia, at a monthly rent of Ringgit Malaysia 5,250 and monthly facility charge of Ringgit Malaysia 3,500. The tenancy agreement was for a term of 3 years commencing from September 1, 1999 to August 31, 2002. The total amount of rent plus facility charge paid to Classic Lane in respect of this agreement in 2002 was Ringgit Malaysia 70,000.

(d) On April 24, 2002, a loan agreement was entered into between Wo Kee Hong Finance Limited ("WKH Finance") and Mr. Herbert ADAMCZYK, a Director and a substantial shareholder of Technorient Limited. Pursuant to the loan agreement, WKH Finance agreed to advance the sum of HK$2,082,468 to Mr. Herbert ADAMCZYK at the Best Lending Rate. The loan and interests are repayable within 90 days from the issuance of demand to Mr. Herbert ADAMCZYK.

(e) During the year under review, a sales contract was entered into between Italian Motors (Sales & Service) Limited ("IMSS") as seller and Fisherman Enterprises Inc. ("Fisherman") as buyer whereby IMSS sold a used Ferrari motor car at a consideration of HK$950,000. IMSS, a subsidiary of the Company, is engaged in trading of cars and related accessories. The entire share capital of Fisherman is owned by Mr. Jeff Man Bun LEE, a Director of the Company.

(f) On November 7, 2002, the Company, as borrower, entered into a loan agreement with Mr. Wing Sum LEE, whereby Mr. Wing Sum LEE agreed to make available to the Company a term loan facility of up to HK$15,000,000 ("Loan") for its general working capital. The Loan is unsecured, bears interest at 10% per annum and is repayable in three tranches on or before July 31, 2003, August 31, 2003 and September 30, 2003 respectively. Full amount of the Loan was drawn down by the Company before January 15, 2003.

Apart from the foregoing, there were no other contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party and in which a Director had, whether directly or indirectly, a material interest subsisting at the end of the year or at any time during the year ended December 31, 2002.

Directors' Interests in Competing Business

None of the Directors of the Company (other than Independent Non-executive Directors) is interested in any business apart from the Company's business, which competes or is likely to compete, either directly or indirectly, with the Company's business.

Rights Issue and Bonus Issues

(a) **Capital Reorganisation approved on March 15, 2002**

Pursuant to resolutions passed on the special general meeting ("SGM") held on March 15, 2002, a capital reorganisation ("Reorganisation I"), which involves capital reduction, share subdivision and share consolidation and the rights issue with bonus issue on the basis of three bonus shares for every rights share taken up payable in full on acceptance, was approved.

On April 11, 2002, pursuant to the rights issue with the bonus issue, the Company issued 140,887,117 and 422,661,351 new shares of HK$0.01 each respectively.

(b) **Capital Reorganisation approved on September 18, 2002**

Pursuant to resolutions passed on the SGM held on September 18, 2002, another capital reorganisation ("Reorganisation II"), which involves the reduction of the share premium account, the cancellation of the accumulated losses, the share consolidation and the bonus issue to shareholders on the basis of ten bonus shares for every one consolidated share, was approved.

On September 24, 2002, the Company issued 704,435,580 new shares of HK$0.10 each pursuant to the bonus issue.

Use of Proceeds of the Rights Issue

During the year under review, the Company issued Rights Shares at HK$0.35 each in the proportion of one Rights Shares for every share held on March 15, 2002 with three Bonus Shares for every fully-paid Rights Shares ("Rights Issue").

Net proceeds of the Rights Issue, net of expenses, were approximately HK$46.8 million. The Directors applied such proceeds in line with the proposed application as set out in the prospectus dated March 15, 2002 in respect of the Rights Issue:

- approximately HK$15 million was used to repay the amounts due to a subsidiary of the Company;
- approximately HK$20 million was used to repay the bank loans;

- approximately HK$10 million was expended to develop the Group's franchise and distribution businesses, specifically in the motor car business and air-conditioning marketing franchises; and

- the remaining approximately HK$1.8 million was used as additional working capital of the Group.

Convertible Securities, Options, Warrants or Similar Rights

Other than the share option scheme of the Company set out in Note 41 to the financial statements, the Company had no outstanding convertible securities, options, warrants or similar rights at December 31, 2002. Other than the issue and exercise of share options pursuant to the share option schemes of the Company as explained in the "Share Option Information" section, there was no issue or exercise of any convertible securities, options, warrants or similar rights of the Company during the year.

Substantial Shareholders

At December 31, 2002, there were no parties (except Mr. Wing Sum LEE whose interests are disclosed above), as recorded in the register maintained by the Company pursuant to the Securities (Disclosure of Interests) Ordinance, holding 10% or more of the interests in the share capital of the Company.

Compliance with Code of Best Practice

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended December 31, 2002 except that Non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with Bye-Law No.99 of the New Bye-Laws of the Company.

The Company set up an Audit Committee comprising Mr. Raymond Cho Min LEE (Chairman) and Mr. Boon Seng TAN, Independent Non-executive Directors of the Company. In establishing the terms of reference for this Committee, the Directors have had regard to the "Guide for Effective Audit Committees" issued by the Hong Kong Society of Accountants in February 2002.

Directors' Report



Annual Report

Purchase, Sale or Redemption of Securities

The Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities during the year.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws in Bermuda although there are no restrictions against such rights under the laws in Bermuda.

Auditors

The financial statements for the year were audited by Messrs. Deloitte Touche Tohmatsu who will retire at the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

On behalf of the Board of Directors

Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, March 27, 2003

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

To the Shareholders of Wo Kee Hong (Holdings) Limited

(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 35 to 105 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.




Auditors' Report

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
March 27, 2003, Hong Kong

Consolidated Profit and Loss Account

Annual Report

	Notes	For the year ended December 31, 2002 **2002** **HK$'000**	2001 HK$'000
Turnover	4&5	**572,393**	565,845
Cost of sales		**(432,458)**	(425,712)
Gross profit		**139,935**	140,133
Other operating revenue	6	**14,497**	14,737
Distribution costs		**(60,569)**	(49,527)
Investment income	7	**388**	149
Administrative expenses		**(97,182)**	(140,175)
Deficit on revaluation of investment properties		**(130)**	(11,189)
Impairment loss recognised in respect of intangible assets		**-**	(20,008)
Write-down of properties held for sale to net realisable value		**(6,000)**	(10,600)
Loss from operations	8	**(9,061)**	(76,480)
Finance costs	9	**(10,481)**	(16,923)
Impairment loss recognised in respect of goodwill		**-**	(3,459)
Net gain on disposal or liquidation of subsidiaries	10	**27,719**	2,569
Gain on disposal of an associate		**10,892**	-
Share of results of associates		**(11,550)**	(4,005)
Profit (loss) before taxation		**7,519**	(98,298)
Taxation	13	**(1,522)**	(1,689)
Profit (loss) after taxation		**5,997**	(99,987)
Minority interests		**12**	479
Profit (loss) attributable to shareholders		**6,009**	(99,508)
Earnings (loss) per share - Basic	14	**0.99 cents**	(60.20 cents)

The accompanying notes on pages 42 to 105 form an integral part of these financial statements.

Balance Sheets

Annual Report

At December 31, 2002

	Notes	The Group 2002 HK$'000	The Group 2001 HK$'000	The Company 2002 HK$'000	The Company 2001 HK$'000
Non-current assets					
Investment properties	15	**131,793**	131,923	**-**	-
Property, plant and equipment	16	**186,360**	188,749	**1,451**	2,039
Investments in subsidiaries	17	**-**	-	**293,504**	293,504
Interests in associates	18	**115,533**	190,076	**-**	-
Investment securities	19	**702**	1,447	**-**	-
		434,388	512,195	**294,955**	295,543
Current assets					
Inventories	20	**96,440**	85,869	**-**	-
Properties held for sale, at net realisable value		**88,462**	94,462	**-**	-
Trade and other receivables	21	**59,293**	59,268	**3,800**	1,572
Finance lease receivable	22	**-**	355	**-**	-
Amounts due from subsidiaries		**-**	-	**72,536**	50,320
Amounts due from associates		**319**	924	**-**	48
Amounts due from related parties	23	**2,330**	2,097	**-**	1,159
Taxation recoverable		**1,282**	-	**-**	-
Other investments	24	**73**	184	**36**	36
Bank balances and cash		**14,382**	13,500	**109**	94
		262,581	256,659	**76,481**	53,229
Current liabilities					
Trade and other payables	25	**75,332**	103,039	**6,781**	3,935
Bills payable		**42,673**	32,114	**-**	-
Amounts due to subsidiaries		**-**	-	**7,638**	59,110
Amounts due to related companies		**2,840**	2,775	**119**	79
Taxation payable		**-**	706	**-**	-
Obligations under finance leases					
- due within one year	28	**92**	132	**10**	24
Borrowings - due within one year	29	**74,296**	242,676	**12,000**	-
		195,233	381,442	**26,548**	63,148
Net current assets (liabilities)		**67,348**	(124,783)	**49,933**	(9,919)
		501,736	387,412	**344,888**	285,624

Balance Sheets

Annual Report

At December 31, 2002

	Notes	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Capital and reserves					
Share capital	26	**77,488**	140,887	**77,488**	140,887
Reserves	27	**267,880**	152,967	**267,400**	144,727
		345,368	293,854	**344,888**	285,614
Minority interests		**579**	591	**-**	-
Non-current liabilities					
Obligations under finance leases					
- due after one year	28	**300**	417	**-**	10
Borrowings - due after one year	29	**153,950**	86,515	**-**	-
Loans advanced from minority shareholders	30	**1,522**	1,522	**-**	-
Other loan	31	**-**	4,500	**-**	-
Deferred taxation	32	**17**	13	**-**	-
		155,789	92,967	**-**	10
		501,736	387,412	**344,888**	285,624

The accompanying notes on pages 42 to 105 form an integral part of these financial statements.

The financial statements on pages 35 to 105 were approved and authorised for issue by the board of Directors on March 27, 2003 and are signed on its behalf by:

Richard Man Fai LEE
DIRECTOR

Sammy Chi Chung SUEN
DIRECTOR



Statement of Changes in Equity

Annual Report

For the year ended December 31, 2002

	Share capital	Share premium	Capital redemption reserve	Exchange reserve	Capital reserve	Other reserve	Retained profit (accumulated losses)	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000 (note 27)	HK$'000	HK$'000
The Group								
At January 1, 2001	140,507	725,993	796	(6,082)	1,434	-	(477,817)	384,831
Issue of shares upon private placing	500	-	-	-	-	-	-	500
Cancellation upon repurchase of own shares	(120)	-	-	-	-	-	-	(120)
Arising upon repurchase of own shares	-	-	120	-	-	-	-	120
Exchange difference arising on translation of financial statements of overseas operations not recognised in profit and loss account	-	-	-	8,391	-	-	-	8,391
Realised on disposal of subsidiaries	-	-	-	(251)	-	-	-	(251)
Premium on repurchase of own shares	-	-	-	-	-	-	(109)	(109)
Loss attributable to shareholders	-	-	-	-	-	-	(99,508)	(99,508)
At December 31, 2001 and January 1, 2002	140,887	725,993	916	2,058	1,434	-	(577,434)	293,854
Capital reorganisation on March 15, 2002	(139,478)	(343,542)	-	-	-	-	483,020	-
Rights issue of shares on April 11, 2002	1,409	47,902	-	-	-	-	-	49,311
Bonus issue of shares on April 11, 2002	4,226	(4,226)	-	-	-	-	-	-
Capital reorganisation on September 18, 2002	-	(426,127)	-	-	-	331,713	94,414	-
Bonus issue of shares on September 24, 2002	70,444	-	-	-	-	(70,444)	-	-
Exchange difference arising on translation of financial statements of overseas operations not recognised in profit and loss account	-	-	-	(1,340)	-	-	-	(1,340)
Realised on liquidation of subsidiaries	-	-	-	(1,032)	(1,434)	-	-	(2,466)
Profit attributable to shareholders	-	-	-	-	-	-	6,009	6,009
At December 31, 2002	77,488	-	916	(314)	-	261,269	6,009	345,368

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

	HK$'000
At January 1, 2001	(6,880)
Reclassification upon acquisition of subsidiaries	18,300
Loss attributable to shareholders	(4,315)
At December 31, 2001 and January 1, 2002	7,105
Loss attributable to shareholders	(12,501)
At December 31, 2002	(5,396)

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
The Company						
At January 1, 2001	140,507	725,993	796	210,255	(703,475)	374,076
Issue of shares upon private placing	500	-	-	-	-	500
Cancellation upon repurchase of own shares	(120)	-	-	-	-	(120)
Arising upon repurchase of own shares	-	-	120	-	-	120
Premium on repurchase of own shares	-	-	-	-	(109)	(109)
Loss attributable to shareholders	-	-	-	-	(88,853)	(88,853)
At December 31, 2001 and January 1, 2002	140,887	725,993	916	210,255	(792,437)	285,614
Capital reorganisation on March 15, 2002	(139,478)	(343,542)	-	-	483,020	-
Rights issue of shares on April 11, 2002	1,409	47,902	-	-	-	49,311
Bonus issue of shares on April 11, 2002	4,226	(4,226)	-	-	-	-
Capital reorganisation on September 18, 2002	-	(426,127)	-	331,713	94,414	-
Bonus issue of shares on September 24, 2002	70,444	-	-	(70,444)	-	-
Profit attributable to shareholders	-	-	-	-	9,963	9,963
At December 31, 2002	77,488	-	916	471,524	(205,040)	344,888

Consolidated Cash Flow Statement

Annual Report

For the year ended December 31, 2002

	2002 HK$'000	2001 HK$'000
Operating activities		
Profit (loss) before taxation	**7,519**	(98,298)
Adjustments for:		
Share of results of associates	**11,550**	4,005
Dividend income from listed equity securities	**-**	(1)
Dividend income from unlisted equity shares	**(267)**	-
Finance lease interest income	**(20)**	(49)
Interest income	**(121)**	(148)
Interest expenses	**10,079**	16,518
Finance lease charges	**24**	47
Amortisation of intangible assets	**-**	1,539
Deficit on revaluation of investment properties	**130**	11,189
Depreciation	**8,623**	15,019
Write-down of properties held for sale to net realisable value	**6,000**	10,600
Unrealised holding loss of other investments	**111**	-
Gain on disposal of an associate	**(10,892)**	-
Net gain on disposal or liquidation of subsidiaries	**(27,719)**	(2,569)
(Gain) loss on disposal of property, plant and equipment	**(432)**	7,852
Impairment loss recognised in respect of goodwill	**-**	3,459
Impairment loss recognised in respect of intangible assets	**-**	20,008
Impairment loss recognised in respect of investment securities	**-**	338
Operating cash flows before movements in working capital	**4,585**	(10,491)
(Increase) decrease in inventories	**(10,619)**	8,081
(Increase) decrease in trade and other receivables	**(7,083)**	11,137
Decrease (increase) in amounts due from associates	**605**	(157)
(Increase) decrease in amounts due from related parties	**(233)**	1,839
Decrease in trade and other payables	**(8,439)**	(8,792)
Increase (decrease) in bills payable	**11,297**	(13,541)
Increase in amounts due to associates	**-**	706
Increase in amounts due to related companies	**65**	454
Cash used in operations	**(9,822)**	(10,764)
Hong Kong Profits Tax paid	**(2,324)**	(1,040)
Overseas tax paid	**(70)**	(131)
	(2,394)	(1,171)
Net cash used in operating activities	**(12,216)**	(11,935)

Consolidated Cash Flow Statement

For the year ended December 31, 2002

	Notes	2002 HK$'000	2001 HK$'000
Investing activities			
Purchase of property, plant and equipment		**(6,645)**	(3,954)
Proceeds from disposal of property, plant and equipment		**875**	32,979
Repayment from lessee under finance leases		**355**	335
Dividend received from listed equity securities		**-**	1
Dividend received from unlisted equity shares		**267**	-
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of)	33	**160**	(1,167)
Interest received		**79**	140
Finance lease interest received		**20**	49
Purchase of subsidiaries (net of cash and cash equivalents acquired)	34	**-**	2,305
Purchase of additional interest in subsidiaries		**-**	(76)
Purchase of listed equity securities		**-**	(148)
Repayment from a shareholder of an associate		**-**	1,000
Repayment of advances by associates		**-**	7,581
Net cash (used in) generated from investing activities		**(4,889)**	39,045
Financing activities			
Proceeds from issue of shares		**49,311**	500
New loans advanced from Directors		**17,026**	9,000
New bank loans		**6,630**	88,763
Repayment of loans advanced from Directors		**(16,233)**	(10,278)
Repayment of bank loans		**(6,363)**	(134,223)
Repayment of other loan		**(4,500)**	-
Repayment of loan advanced from related companies		**(5,845)**	(4)
Interest paid		**(4,307)**	(9,764)
Repayment of obligations under finance leases		**(102)**	(253)
Finance lease charges paid		**(24)**	(33)
Repayment of loan advanced from a supplier		**-**	(706)
New loan advanced from a minority shareholder		**-**	747
New loans advanced from related companies		**-**	11,166
Repurchase of own shares		**-**	(109)
Net cash generated from (used in) financing activities		**35,593**	(45,194)
Net increase (decrease) in cash and cash equivalents		**18,488**	(18,084)
Cash and cash equivalents at January 1		**(16,693)**	1,041
Effect of foreign currency exchange rate changes		**(185)**	350
Cash and cash equivalents at December 31		**1,610**	(16,693)
Analysis of the balances of cash and cash equivalents			
Being:			
Bank balances and cash		**14,382**	13,500
Bank overdrafts		**(12,772)**	(30,193)
		1,610	(16,693)

The accompanying notes on pages 42 to 105 form an integral part of these financial statements.

For the year ended December 31, 2002

1. General information

The Company is a public limited company incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Group is engaged in the import, marketing and distribution of air-conditioning products, audio-visual and electrical products and cars and car accessories.

2. Adoption of statements of standard accounting practice

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the following new and revised accounting policies. The adoption of these new and revised SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity. However, it has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Foreign currencies

The revisions to SSAP 11 Foreign Currency Translation have eliminated the choice of translating the profit and loss account of overseas subsidiaries at the closing rate for the period. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash flow statements

In the current year, the Group has adopted SSAP 15 (Revised) "Cash flow statements". Under SSAP 15 (Revised), cash flows are classified under three headings - operating, investing and financing, rather than the previous five headings. Interest and dividends, which were previously presented under a separate headings, are classified as investing/financing cash flows. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities.

2. Adoption of statements of standard accounting practice *(continued)*

Employee benefits

In the current year, the Group has adopted SSAP 34 Employee Benefits, which introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group's participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements.

3. Significant accounting policies

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investment in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any identified impairment loss in the value of individual investments.

For the year ended December 31, 2002

3. Significant accounting policies *(continued)*

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition. Goodwill arising on acquisition prior to January 1, 2001 continues to be held in reserves, and will be charged to the profit and loss account at the time of disposal of the relevant subsidiary or associate or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions after January 1, 2001 is capitalised and amortised on a straight-line basis over its estimated useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Maintenance service income is recognised when services are rendered.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income under operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Commission income is recognised when the relevant services are rendered.

Finance lease interest income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

3. Significant accounting policies *(continued)*

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs are charged to the profit and loss account over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the terms of the relevant leases.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the profit and loss account.

For the year ended December 31, 2002

3. Significant accounting policies *(continued)*

Foreign currencies *(continued)*

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense as they fall due.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting year from that in which they are recognised in the financial statements. The tax effect of timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Deprecation is provided so as to write off the cost of items or valuation of property, plant and equipment, over their estimated useful lives and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Land held under medium-term lease	Over the unexpired term of lease
Buildings on land held under medium-term lease	2.5-5%
Leasehold improvements	20%
Furniture, fixtures and equipment	10-20%
Machinery and tools	20-33 1/3%
Motor vehicles	20-25%

3. Significant accounting policies *(continued)*

Property, plant and equipment *(continued)*

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets or, where shorter, the terms of the relevant leases.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the profit and loss account.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the decrease over the balance on the investment property revaluation reserve is charged to the profit and loss account. Where a decrease has previously been charged to the profit and loss account and a revaluation increase subsequently arises, this increase in credited to the profit and loss account to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property disposed of is transferred to the profit and loss account.

No depreciation is provided on investment properties which are held on leases with an unexpired term of more than 20 years.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.



3. Significant accounting policies *(continued)*

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant assets is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase under that other SSAP.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant assets is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase under another SSAP.

4. Turnover

	2002	2001
	HK$'000	HK$'000
Sales of goods to customers, less returns, discounts and allowance	**537,342**	530,619
Maintenance service income	**35,051**	35,226
	572,393	565,845

5. Business and geographical segments

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning products
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	Rental of investment properties and properties held for sales

 

For the year ended December 31, 2002

5. Business and geographical segments *(continued)*

Business segments *(continued)*

Segment information about these businesses is presented below.

2002

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover								
External sales	178,873	115,509	214,710	63,301	-	-	-	572,393
Inter-segment sales	3,597	12,410	-	-	-	-	(16,007)	-
Total turnover	182,470	127,919	214,710	63,301	-	-	(16,007)	572,393

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result								
Segment result	10,701	2,453	(270)	(6,127)	(5,129)	-	(390)	1,238
Unallocated corporate expenses								(10,299)
Loss from operations								(9,061)
Finance costs								(10,481)
Net gain on disposal or liquidation of subsidiaries	-	27,719	-	-	-	-	-	27,719
Gain on disposal of an associate	10,892	-	-	-	-	-	-	10,892
Share of results of associates	3,836	(15,469)	-	-	-	83	-	(11,550)
Profit before taxation								7,519
Taxation								(1,522)
Profit after taxation								5,997
Minority interests								12
Profit attributable to shareholders								6,009

5. Business and geographical segments *(continued)*

Business segments *(continued)*

2002 *(continued)*

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Consolidated balance sheet								
Assets								
Segment assets	60,181	39,161	57,854	10,724	224,416	-	-	392,336
Interests in associates	-	115,533	-	-	-	-	-	115,533
Unallocated corporate assets								189,100
Consolidated total assets								696,969
Liabilities								
Segment liabilities	44,398	19,439	35,473	6,156	6,620	-	-	112,086
Unallocated corporate liabilities								238,936
Consolidated total liabilities								351,022
Other information								
Capital additions	133	396	3,034	280	95	2,707	-	6,645
Depreciation and amortisation	305	231	1,335	82	-	6,670	-	8,623

For the year ended December 31, 2002

5. Business and geographical segments *(continued)*

Business segments *(continued)*

2001

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover								
External sales	176,059	112,067	243,378	34,341	-	-	-	565,845
Inter-segment sales	7,230	4,871	-	326	-	-	(12,427)	-
Total turnover	183,289	116,938	243,378	34,667	-	-	(12,427)	565,845

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result								
Segment result	10,813	(29,588)	5,162	(2,177)	(9,955)	49	(389)	(26,085)
Unallocated corporate expenses								(50,395)
Loss from operations								(76,480)
Finance costs								(16,923)
Impairment loss recognised in respect of goodwill	-	-	(2,789)	(670)	-	-	-	(3,459)
Net gain (loss) on disposal or liquidation of subsidiaries	-	3,419	124	-	-	(974)	-	2,569
Share of results of associates	812	(4,984)	-	-	-	167	-	(4,005)
Loss before taxation								(98,298)
Taxation								(1,689)
Loss after taxation								(99,987)
Minority interests								479
Loss attributable to shareholders								(99,508)

5. Business and geographical segments *(continued)*

Business segments *(continued)*

2001 *(continued)*

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Consolidated balance sheet								
Assets								
Segment assets	47,689	37,374	58,631	8,868	228,985	-	-	381,547
Interests in associates	48,610	141,466	-	-	-	-	-	190,076
Unallocated corporate assets								197,231
Consolidated total assets								768,854
Liabilities								
Segment liabilities	39,899	13,911	36,825	8,729	3,877	-	-	103,241
Unallocated corporate liabilities								371,168
Consolidated total liabilities								474,409
Other information								
Capital additions	153	1,052	15,198	146	-	1,469	(130)	17,888
Depreciation and amortisation	490	5,344	909	48	-	9,767	-	16,558
Impairment losses recognised in respect of intangible assets	-	20,008	-	-	-	-	-	20,008
Impairment losses recognised in respect of goodwill	-	-	2,789	670	-	-	-	3,459

For the year ended December 31, 2002

5. Business and geographical segments *(continued)*

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Sales revenue by geographical market		**Contribution to operating results**	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**433,155**	437,386	**(2,984)**	(11,603)
Singapore	**54,105**	40,315	**917**	247
Malaysia	**18,423**	15,978	**1,163**	(2,434)
PRC	**34,087**	28,267	**(13,533)**	(28,220)
Macau	**30,440**	31,726	**1,137**	1,386
Others	**2,183**	12,173	**41**	(198)
	572,393	565,845	**(13,259)**	(40,822)
Other operating revenue			**14,497**	14,737
Unallocated corporate expenses			**(10,299)**	(50,395)
Loss from operations			**(9,061)**	(76,480)

5. Business and geographical segments *(continued)*

Geographical segments *(continued)*

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		**Additions to property, plant and equipment**	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**410,339**	414,033	**6,022**	17,468
Singapore	**22,519**	20,824	**134**	30
Malaysia	**7,212**	6,727	**271**	28
PRC	**256,160**	326,229	**218**	355
Macau	**739**	1,041	**-**	7
	696,969	768,854	**6,645**	17,888

6. Other operating revenue

	2002	2001
	HK$'000	HK$'000
Rental income	**11,615**	11,834
Commission income	**2,862**	2,854
Finance lease interest income	**20**	49
	14,497	14,737

For the year ended December 31, 2002

7. Investment income

	2002	2001
	HK$'000	HK$'000
Interest income from bank deposits	42	136
Interest income from trade and other receivables	79	12
Dividend income from listed equity securities	-	1
Dividend income from unlisted equity shares	267	-
	388	149

8. Loss from operations

	2002	2001
	HK$'000	HK$'000
Loss from operations has been arrived at after charging:		
Amortisation of intangible assets included in administrative expenses	-	1,539
Auditors' remuneration	896	936
Depreciation of:		
Owned assets	8,441	14,753
Assets held under finance leases	182	266
Impairment loss recognised in respect of investment securities	-	338
Loss on disposal of property, plant and equipment	-	7,852
Staff costs, including Directors' emoluments	65,927	79,237
Unrealised holding loss of other investments	111	-
Write-down of inventories to their net realisable value	578	3,036
Write-down of properties held for sale to net realisable value	6,000	10,600
and crediting:		
Gain on disposal of property, plant and equipment	432	-

9. Finance costs

	2002 HK$'000	2001 HK$'000
Interest on:		
Bank loans, trust receipts and overdrafts wholly repayable within five years	**5,099**	6,434
Bank loans wholly repayable after five years	**-**	2,699
Other loans wholly repayable within five years	**712**	5,286
Other loans wholly repayable after five years	**4,268**	2,099
	10,079	16,518
Finance lease charges	**24**	47
Bank charges	**378**	358
	10,481	16,923

10. Net gain on disposal or liquidation of subsidiaries

	2002 HK$'000	2001 HK$'000
Gain upon disposal of subsidiaries	**-**	3,543
Gain (loss) upon liquidation of subsidiaries	**27,719**	(974)
	27,719	2,569

For the year ended December 31, 2002

11. Directors' and employees' emoluments

(a) Directors' emoluments

	2002 HK$'000	2001 HK$'000
Fees:		
Executive Directors	-	-
Non-executive Directors	170	153
	170	153
Other emoluments:		
Salaries and other benefits	6,529	7,986
Retirement benefits scheme contributions	35	33
	6,564	8,019
	6,734	8,172

Fees paid to non-executive Directors include HK$140,000 (2001: HK$123,000) paid to independent non-executive Directors.

The Directors' emoluments were within the following bands:

	2002 Number of Directors	2001 Number of Directors
HK$		
Nil - 1,000,000	6	4
1,000,001 - 1,500,000	-	1
1,500,001 - 2,000,000	-	2
2,000,001 - 2,500,000	1	-
3,000,001 - 3,500,000	1	1

11. Directors' and employees' emoluments *(continued)*

(b) Employees' emoluments

During the year, the five highest paid individuals included three Directors (2001 : four Directors), details of whose emoluments are set out in note 11(a) above. The emoluments of the remaining highest paid individuals were as follows:

	2002	2001
	HK$'000	HK$'000
Salaries and other benefits	**2,591**	2,125
Retirement benefits scheme contributions	**24**	176
	2,615	2,301

The emoluments of the remaining highest paid individuals fell within the following bands:

	2002	2001
	Number of employees	Number of employees
HK$		
Nil - 1,000,000	**1**	-
1,500,001 - 2,000,000	**1**	-
2,000,001 - 2,500,000	**-**	1

12. Retirement benefit scheme

The Group operates a mandatory provident fund ("MPF") scheme for all qualifying employees of its Hong Kong subsidiaries. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The retirement benefit cost charged to the profit and loss account during the year amounted to HK$1,891,000 (2001: HK$2,623,000), which represents contributions payable to the fund by the Group at the rates specified in the MPF Ordinance.

For subsidiaries other than in Hong Kong, the contribution payable to the defined contribution schemes by the Group at rates specified in the rules of the schemes at the relevant jurisdiction. The contributions made by subsidiaries other than in Hong Kong during the year amounted to HK$791,000 (2001: HK$883,000).

13. Taxation

	2002	2001
	HK$'000	HK$'000
The charge comprises:		
Tax for the year:		
Hong Kong Profits Tax	400	1,224
Overseas income tax	167	155
	567	1,379
Deferred taxation (note 32)	4	-
Taxation attributable to the Company and its subsidiaries	571	1,379
Share of taxation attributable to associates	951	310
	1,522	1,689

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Details of the deferred taxation, recognised and unrecognised in the financial statements, are set out in note 32.

14. Earnings (loss) per share

The calculation of the basic earnings (loss) per share is based on the profit attributable to shareholders of HK$6,009,000 (2001: a loss of HK$99,508,000) and on the weighted average number of 609,574,769 (2001: 165,359,210) ordinary shares in issue during the year. The weighted average number of ordinary shares for the purpose of basic earnings (loss) per share has been adjusted for the bonus issue, share consolidation and rights issue during the year.

No diluted earnings (loss) per share has been presented because the exercise price of the Company's outstanding share options was higher than the average market price for share for both years.

For the year ended December 31, 2002

15. Investment properties

	Investment properties in Hong Kong held under medium-term leases	Investment properties outside Hong Kong held under medium-term leases	Total
	HK$'000	HK$'000	HK$'000
The Group			
At January 1, 2002	87,783	44,140	131,923
Deficit on revaluation	–	(130)	(130)
At December 31, 2002	87,783	44,010	131,793

During the year, the Group entered into a sales and purchase agreement to dispose of certain of its investment properties situated outside Hong Kong at an agreed amount of approximately HK$2,203,000. The disposal has not yet been completed at the balance sheet date. In the opinion of the Directors, these investment properties were carried at their realisable value, which approximate to their open market value at the balance sheet date. The remaining investment properties of the Group were revalued at December 31, 2002 by Centaline Surveyors Limited, independent professional valuers, on an open market value basis. The net deficit arising on revaluation amounting to HK$130,000 (2001: HK$11,189,000) has been charged to the profit and loss account.

The investment properties of the Group are rented out or available for rent under operating leases.

For the year ended December 31, 2002

16. Property, plant and equipment

The Group	Land and buildings in Hong Kong held under medium-term leases	Leasehold improvements	Furniture, fixtures and equipment	Machinery and tools	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation						
At January 1, 2002	210,486	18,957	49,006	8,051	9,304	295,804
Exchange difference	-	3	71	11	93	178
Additions	-	1,031	1,929	476	3,209	6,645
Liquidation of subsidiaries	-	-	(235)	(146)	(382)	(763)
Disposals	-	-	(288)	(156)	(3,478)	(3,922)
Reclassification	-	-	(461)	461	-	-
At December 31, 2002	210,486	19,991	50,022	8,697	8,746	297,942
Representing:						
At cost	198,426	19,991	50,022	8,697	8,746	285,882
At 1996 valuation	10,640	-	-	-	-	10,640
At 1999 valuation	1,420	-	-	-	-	1,420
	210,486	19,991	50,022	8,697	8,746	297,942
Accumulated depreciation						
At January 1, 2002	27,643	17,716	46,270	7,298	8,128	107,055
Exchange difference	-	1	68	10	67	146
Charge for the year	4,674	688	1,745	517	999	8,623
Liquidation of subsidiaries	-	-	(235)	(146)	(382)	(763)
Eliminated upon disposals	-	-	(207)	(157)	(3,115)	(3,479)
Reclassification	-	-	(381)	381	-	-
At December 31, 2002	32,317	18,405	47,260	7,903	5,697	111,582
Net book value						
At December 31, 2002	178,169	1,586	2,762	794	3,049	186,360
At December 31, 2001	182,843	1,241	2,736	753	1,176	188,749

16. Property, plant and equipment *(continued)*

The net book value of the Group's furniture, fixtures and equipment includes an amount of HK$328,000 (2001 : HK$486,000) in respect of assets held under finance leases.

If the land and buildings which are stated at valuation had not been revalued, they would have been included in the financial statements at historical cost less accumulated depreciation of HK$11,459,000 (2001: HK$11,751,000).

The Group has pledged land and buildings having a net book value of approximately HK$3,607,000 to secure loans advanced from a supplier to the Group.

The Company	Leasehold improvements	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000
Cost				
At January 1, 2002	6,606	21,531	2,385	30,522
Additions	–	148	680	828
At December 31, 2002	6,606	21,679	3,065	31,350
Accumulated depreciation				
At January 1, 2002	6,263	20,600	1,620	28,483
Charge for the year	188	815	413	1,416
At December 31, 2002	6,451	21,415	2,033	29,899
Net book value				
At December 31, 2002	155	264	1,032	1,451
At December 31, 2001	343	931	765	2,039

The net book value of the Company's furniture, fixtures and equipment included an amount of HK$Nil (2001: HK$24,000) in respect of assets held under finance leases.

For the year ended December 31, 2002

17. Investments in subsidiaries

	The Company	
	2002	2001
	HK$'000	HK$'000
Unlisted shares, at cost	**293,504**	293,504

Particulars of the Company's principal subsidiaries at December 31, 2002 are shown in note 42.

18. Interests in associates

	The Group	
	2002	2001
	HK$'000	HK$'000
Share of net assets	**115,533**	133,622
Amounts due from associates	**-**	56,454
	115,533	190,076

Particulars of the Group's principal associate at December 31, 2002 are shown in note 43.

18. Interests in associates *(continued)*

The following details have been extracted from the audited financial statements of the Group's associate:

	Jin Ling Electrical Company Limited	
	2002	2001
	HK$'000	HK$'000
Operating results		
Turnover	**458,801**	401,099
Depreciation	**17,556**	17,595
Loss before taxation	**(23,266)**	(8,344)
Loss before taxation attributable to the Group	**(11,633)**	(4,172)
Financial position		
Non-current assets	**222,840**	383,259
Current assets	**351,409**	312,876
Current liabilities	**(323,103)**	(293,906)
Non-current liabilities	**(20,135)**	(134,986)
Shareholders' funds	**231,011**	267,243
Shareholders' funds attributable to the Group	**115,506**	133,622

19. Investment securities

	The Group	
	2002	2001
	HK$'000	HK$'000
Unlisted equity shares, at cost	**75**	75
Club debentures, at cost less impairment loss	**627**	1,372
	702	1,447

In the opinion of the Directors, investment securities are worth at least their carrying values.

20. Inventories

	The Group	
	2002	2001
	HK$'000	HK$'000
Finished goods	**84,234**	74,693
Spare parts	**12,206**	11,176
	96,440	85,869

Included above are finished goods of HK$15,692,000 (2001: HK$22,225,000) and spare parts of HK$2,684,000 (2001: HK$380,000), which are carried at net realisable value.

21. Trade and other receivables

The Group

The Group allows an average credit period of 30 to 90 days to its customers. The aged analysis of trade receivables is as follows:

	2002	2001
	HK$'000	HK$'000
Within 30 days	**18,608**	20,403
Over 30 days	**9,503**	11,131
Over 60 days	**1,289**	498
Over 90 days	**2,108**	2,236
Over 1 year	**1,370**	753
Total trade receivables	**32,878**	35,021
Deposits, prepayments and other receivables	**26,415**	24,247
	59,293	59,268

22. Finance lease receivable

The Group

	Minimum lease payments		Present value of minimum lease payments	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Amount receivable under finance lease:				
Within one year	-	376	-	355
Less: unearned finance income	-	(21)	-	N/A
Present value of minimum lease payments receivable	-	355	-	355
Analysed as:				
Current finance lease receivable (recoverable within one year)			-	355

The Group entered into finance leasing arrangements for certain of its equipment. The terms of finance lease entered into were five years. The interest rate inherent in the lease was fixed at the contract date for the lease terms. The interest rate on finance lease receivable at December 31, 2001 was 6% per annum. The finance lease arrangements were completed during the year.

For the year ended December 31, 2002

23. Amounts due from related parties

Details of the amounts due from related parties are as follows:

	The Group			The Company		
Name of related party	**Balance at 31.12.2002**	Balance at 1.1.2002	Maximum amount outstanding during the year	**Balance at 31.12.2002**	Balance at 1.1.2002	Maximum amount outstanding during the year
	HK$'000	HK$'000	HK$'000	**HK$'000**	HK$'000	HK$'000
Mr. Herbert ADAMCZYK (note (1))	**2,082**	-	2,082	-	-	-
Panasa (Malaysia) Sdn. Bhd. (note (2))	**248**	-	248	-	-	-
Best & Original Production Limited (note (2))	-	2,015	2,,015	-	1,134	1,134
B & O Web Studio Limited (note (2))	-	82	82	-	25	25
	2,330	2,097		-	1,159	

Notes:

(1) The amount is unsecured, bears interest at the best lending rate offered by the Hong Kong and Shanghai Banking Corporation Limited and has no fixed terms of repayment.

Mr. Herbert ADAMCZYK is a Director of the Company's subsidiaries.

(2) The amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The related companies are controlled by Directors of the Company.

24. Other investments

	The Group		The Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Listed equity securities	**73**	184	**36**	36

The securities are listed on the Stock Exchange and are carried at market value.

25. Trade and other payables

The Group

At the balance sheet date, the aged analysis of trade payables is as follows:

	2002	2001
	HK$'000	HK$'000
Within 30 days	**5,474**	6,598
Over 30 days	**2,630**	1,218
Over 60 days	**2,621**	1,278
Over 90 days	**4,167**	1,044
Over 1 year	**1,569**	25,749
Total trade payables	**16,461**	35,887
Customers' deposits, accruals and other payables	**58,871**	67,152
	75,332	103,039

For the year ended December 31, 2002

26. Share capital

	The Group and the Company	
	Number of shares	Nominal value
		HK$'000
Authorised:		
At January 1, 2001 and January 1, 2002 of HK$0.10 each	3,500,000,000	350,000
Cancellation of HK$0.099 of the paid up capital of each of 1,408,871,178 issued shares	-	(139,478)
Share consolidation of ten reduced issued shares into one share of HK$0.01 each	(1,267,984,061)	-
Subdivision of one unissued share into ten shares of HK$0.01 each	18,820,159,398	-
Share consolidation of ten issued shares into one share of HK$0.10 each	(18,946,957,804)	-
Increase of authorised share capital	1,394,782,467	139,478
At December 31, 2002 of HK$0.10 each	3,500,000,000	350,000
Issued and fully paid:		
At January 1, 2001 of HK$0.10 each	1,405,071,178	140,507
Issues of shares upon private placing	5,000,000	500
Cancellation upon repurchase of own shares	(1,200,000)	(120)
At January 1, 2002 of HK$0.10 each	1,408,871,178	140,887
Cancellation of HK$0.099 of the paid up capital of each of 1,408,871,178 issued shares	-	(139,478)
Share consolidation of ten reduced issued shares into one share of HK$0.01 each	(1,267,984,061)	-
Issue of shares upon rights issue	140,887,117	1,409
Issue of shares upon bonus share issue	422,661,351	4,226
Share consolidation of ten issued shares into one share of HK$0.10 each	(633,992,027)	-
Issue of shares upon bonus share issue	704,435,580	70,444
At December 31, 2002 of HK$0.10 each	774,879,138	77,488

26. Share capital *(continued)*

(1) Pursuant to resolutions passed on the special general meeting ("SGM") held on March 15, 2002, the authorised share capital of the Company was reduced from HK$350,000,000 divided into 3,500,000,000 shares of HK$0.10 each to HK$210,521,753.37 divided into 21,052,175,337 shares of HK$0.01 each, upon completion of the capital reorganisation which involved: (i) the existing paid up capital and nominal value of each of the issued share of each of the issued share of the Company reduced from HK$0.10 to HK$0.001 each by the cancellation of HK$0.099 of the paid up capital for each issued share of the Company ("Reduced Share"); (ii) each authorised but unissued share of the Company subdivided into ten shares of HK$0.01 each; (iii) every issued ten Reduced Shares consolidated into one issued share; (iv) the credit of approximately HK$139,478,000 arising from the cancellation of HK$0.099 of the paid up capital of each issued share of the Company transferred to the contributed surplus account and fully utilised to eliminate part of the accumulated losses of the Company; and (v) an amount of approximately HK$343,542,000 standing to the credit of the share premium account of the Company transferred to the contributed surplus account and applied to eliminate the balance of the accumulated losses of the Company.

(2) Pursuant to another resolution passed on the same SGM held on March 15, 2002, a rights issue of not less than 140,887,117 shares of HK$0.01 each at HK$0.35 per share on the basis of one rights share for every rights share held on the record date with the bonus share issue on the basis of three bonus shares for every rights share taken up payable in full on acceptance.

(3) Pursuant to resolutions passed on the SGM held on September 18, 2002, (i) an amount of approximately HK$426,127,000 standing to the credit of the share premium account of the Company transferred to the contributed surplus account; (ii) an amount of approximately HK$94,414,000 standing to the credit of the contributed surplus account of the Company applied to eliminate the balance of the accumulated losses of the Company; (iii) every ten issued and unissued shares of HK$0.01 each consolidated into one issued share at HK$0.10 each; and (iv) increase the authorised share capital of the Company from HK$210,521,753.37 to HK$350,000,000.

(4) Pursuant to another resolution passed on the same SGM held on September 18, 2002, ten bonus shares were issued for every consolidated share. 704,435,580 bonus shares were issued and were credited as fully paid by using the credit in the contributed surplus account of the Company.



For the year ended December 31, 2002

27. Reserves

The other reserve of the Group of HK$261,269,000 (2001: Nil) represents the non-distributable reserve transferred from the share premium account pursuant to the capital reorganisation on September 18, 2002. Details of the capital reorganisation are set out in note 26.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of Directors, as at December 31, 2002, the Company's reserve available for distribution consisted of contributed surplus of HK$266,484,000, net of accumulated loss of HK$205,040,000 (2001: Nil).

28. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
The Group				
Amounts payable under finance leases:				
Within one year	**110**	165	**92**	132
In the second to fifth year inclusive	**354**	483	**300**	367
Over five years	**-**	60	**-**	50
	464	708	**392**	549
Less: future finance charges	**(72)**	(159)	**N/A**	N/A
Present value of lease obligations	**392**	549	**392**	549
Analysed as:				
Amounts due within one year shown under current liabilities			**92**	132
Amounts due after one year			**300**	417
			392	549

For the year ended December 31, 2002

28. Obligations under finance leases *(continued)*

	Minimum lease payments		**Present value of minimum lease payments**	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
The Company				
Amounts payable under finance leases:				
Within one year	**14**	33	**10**	24
In the second to fifth year inclusive	**-**	14	**-**	10
	14	47	**10**	34
Less: future finance charges	**(4)**	(13)	**N/A**	N/A
Present value of lease obligations	**10**	34	**10**	34
Analysed as:				
Amounts due within one year shown under current liabilities			**10**	24
Amounts due after one year			**-**	10
			10	34

28. Obligations under finance leases *(continued)*

It is the Group's policy to lease certain of its furniture, fixtures and equipment under finance leases. The average lease term is six years. For the year ended December 31, 2002, the average effective borrowing rate was approximately 6% (2001: 7%) per annum. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessor's charge over the leased assets.

29. Borrowings

	The Group		The Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank loans and overdrafts				
Secured	**75,214**	88,167	**-**	-
Unsecured	**1,837**	7,477	**-**	-
	77,051	95,644	**-**	-
Unsecured loans advanced from Directors (note a)	**15,725**	14,932	**12,000**	-
Unsecured loans advanced from related companies (note b)	**4,755**	15,232	**-**	-
Secured loan advanced from a supplier (note c)	**130,715**	-	**-**	-
Unsecured loan advanced from a supplier (note c)	**-**	203,383	**-**	-
	228,246	329,191	**12,000**	-

For the year ended December 31, 2002

29. Borrowings *(continued)*

	The Group		The Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
The maturity of the above loans is as follows:				
Within one year	**74,296**	242,676	**12,000**	–
More than one year, but not exceeding two years	**10,924**	21,044	**-**	–
More than two years, but not exceeding five years	**6,779**	39,354	**-**	–
More than five years	**136,247**	26,117	**-**	–
	228,246	329,191	**12,000**	-
Less: Amounts due within one year shown under current liabilities	**(74,296)**	(242,676)	**(12,000)**	-
Amounts due after one year	**153,950**	86,515	**-**	-

Notes:

a. The loans advanced from a Director are unsecured and have no fixed terms of repayment. HK$12,000,000 (2001: HK$Nil) of the balance bears interest at 10% (2001: Nil) per annum. The remaining balance is non-interest bearing.

   The loans advanced from Directors as at December 31, 2001 were unsecured, bore interest at 4.5% per annum and have no fixed terms of repayment.

b. The loans advanced from related companies are unsecured and have no fixed terms of repayment. HK$4,475,000 of the balance (2001: HK$9,000,000) bears interest at 1% above the best lending rate. The remaining balance is non-interest bearing.

29. Borrowings *(continued)*

Notes: *(continued)*

HK$4,632,000 of the balance at December 31, 2001 was unsecured and bore interest at the best lending rate offered by the Development Bank of Singapore. It was fully released upon the liquidation of a subsidiary.

The related companies are controlled by certain Directors of the Company.

c. The loan advanced from a supplier is secured by properties of the Group, bears interest at 2.5% per annum and is repayable semi-annually by ten instalments commencing from June 30, 2012.

The balance of loan advanced from a supplier as at December 31, 2001 was unsecured, bore interest at 3%-3.3% per annum and was repayable on demand.

30. Loans advanced from minority shareholders

The loans are unsecured, non-interest bearing and have no fixed terms of repayment. The minority shareholders have agreed not to demand repayment of the loans in the next twelve months from the balance sheet date and, accordingly, the amounts have been classified as non-current liability.

31. Other loan

The loan was unsecured and non-interest bearing. It was fully repaid during the year.

32. Deferred taxation

	The Group		**The Company**	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
At January 1	**13**	13	**-**	-
Charge for the year (note 13)	**4**	-	**-**	-
At December 31	**17**	13	**-**	-

For the year ended December 31, 2002

32. Deferred taxation *(continued)*

At the balance sheet date, the major components of the deferred taxation liabilities (assets), recognised and unrecognised, are as follows:

	Recognised		Unrecognised	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
The Group				
Excess of tax allowances over accounting depreciation in respect of property, plant and equipment	**4**	-	**199**	198
Taxation losses	**-**	-	**(148,591)**	(151,228)
Other timing differences	**13**	13	**(241)**	(825)
	17	13	**(148,633)**	(151,855)
The Company				
Excess of tax allowances over accounting depreciation in respect of property, plant and equipment	**-**	-	**69**	121
Taxation losses	**-**	-	**(14,135)**	(11,948)
	-	-	**(14,066)**	(11,827)

A deferred taxation asset has not been recognised in the financial statements in respect of tax losses available to offset future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

32. Deferred taxation *(continued)*

The amount of unrecognised deferred taxation charge (credit) for the year is as follows:

	The Group		The Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Tax effect of timing differences because of:				
Excess (shortfall) of tax allowances over accounting depreciation in respect of property, plant and equipment	**1**	437	**(52)**	106
Taxation losses utilised (arising)	**2,637**	7,148	**(2,187)**	(1,754)
Other timing differences	**584**	(778)	**-**	-
	3,222	6,807	**(2,239)**	(1,648)

Deferred taxation has not been recognised on the revaluation increase or decrease arising on the revaluation of leasehold land and buildings and investment properties because profits or losses arising on the disposal of these assets would not be subject to taxation. Accordingly, the revaluation increase or decrease arising on revaluation does not constitute a timing difference.



For the year ended December 31, 2002

33. Disposal of subsidiaries

Summary of the effects of the disposal of subsidiaries are as follows:

	2002	2001
	HK$'000	HK$'000
Net assets disposed of:		
Property, plant and equipment	-	3,826
Investment securities	**160**	-
Inventories	-	747
Trade and other receivables	-	3,924
Bank balances and cash	-	1,167
Trade and other payables	-	(10,963)
Obligations under finance leases	-	(202)
Minority interests	-	(441)
	160	(1,942)
Exchange reserve realised on disposal	-	(251)
Gain on disposal of subsidiaries	-	3,543
	160	1,350
Satisfied by:		
Trade and other receivables	-	1,350
Cash	**160**	-
Net cash inflow (outflow) arising on disposal:		
Cash consideration	**160**	-
Bank balances and cash disposed of	-	(1,167)
	160	(1,167)

The subsidiaries disposed of for both years did not have any significant impact on the Group's cash flows, turnover and operating results.

34. Purchase of subsidiaries

	2002	2001
	HK$'000	HK$'000
Net assets acquired:		
Property, plant and equipment	-	1,428
Inventories	-	37,509
Trade and other receivables	-	16,456
Bank balances and cash	-	2,305
Trade and other payables	-	(57,493)
Taxation	-	(350)
Minority interests	-	6,746
Loans from minority shareholders	-	(3,096)
Other loan	-	(4,500)
	-	(995)
Transfer from interests in associates	-	18,186
	-	17,191
Satisfied by:		
Assignment of account receivable	-	17,191
Net cash inflow in connection with the acquisition of subsidiaries:		
Bank balances and cash acquired	-	2,305

The subsidiaries acquired during 2001 had contributed to HK$4,489,000 to the Group's net operating cash flows, paid HK$1,302,000 in respect of the net returns on investments and servicing of finance, paid HK$589,000 in respect of taxation, utilised HK$1,577,000 for investing activities and raised HK$3,211,000 in respect of financing activities of that year.

The subsidiaries acquired during 2001 had contributed HK$243,378,000 to the Group's turnover, and HK$6,122,000 to the Group's profit from operations of that year.

For the year ended December 31, 2002

35. Liquidation of subsidiaries

A summary of the effects of liquidation of subsidiaries is as follows:

	2002	2001
	HK$'000	HK$'000
Net assets written off:		
Investment securities	**529**	-
Inventories	**48**	-
Trade and other receivables	**6,269**	974
Trade and other payables	**(25,041)**	-
Bills payable	**(738)**	-
Taxation payable	**(168)**	-
Obligations under finance leases	**(81)**	-
Borrowings	**(6,071)**	-
	(25,253)	974
Exchange reserve released on liquidation	**(1,032)**	-
Capital reserve released on liquidation	**(1,434)**	-
(Gain) loss upon liquidation	**(27,719)**	974

The effects on the cash flows and results of the Group upon the liquidation of the subsidiaries during the year are insignificant.

36. Major non-cash transactions

During the year, the Group has settled part of the loan advanced from a supplier of HK$71,837,000 by applying the proceeds from disposal of the Group's entire equity interest in its associate.

During the year ended December 31, 2001, the Group purchased property, plant and equipment by means of finance leases. The addition cost of property, plant and equipment amounted to HK$320,000.

37. Related party transactions

In addition to the balances with related parties disclosed under notes 23, 29 and 30 above, during the year, the Group entered into the following transactions with related parties:

	2002	2001
	HK$'000	HK$'000
Interest expenses paid to a Director	**295**	733
Interest expenses paid to a related company	**417**	-
Interest income received from a related party	**74**	-
Management and agency fee paid to a related company	**3,359**	3,531
Sales of goods to a related company	**950**	-
Maintenance service income received from a related company	**454**	-

The interest expenses paid to a Director were agreed between the relevant parties. The interest rates ranged from 4.5% to 10% per annum.

The interest expense paid to a related company and the interest income received from a related party were determined by the Directors on the basis of estimated market rate.

The pricing of transactions regarding management and agency fees and goods sold to a related company were determined by the Directors on the basis of estimated market value.

For the year ended December 31, 2002

38. Operating lease arrangements

The Group as lessor

Property rental income earned, net of outgoings of HK$4,472,000 (2001: HK$3,722,000) during the year was HK$7,143,000 (2001:HK$8,112,000). The property held has committed tenants for the next two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments which fall due:

	2002	2001
	HK$'000	HK$'000
Within one year	**10,316**	8,765
In the second to fifth year inclusive	**3,733**	4,189
	14,049	12,954

The Group as lessee

	2002	2001
	HK$'000	HK$'000
Minimum lease payments under operating leases recognised in the profit and loss account for the year	**9,396**	16,986

At the balance sheet date, the Group had commitments under non-cancellable operating leases, which fall due as follows:

	2002	2001
	HK$'000	HK$'000
Within one year	**6,422**	6,641
In the second to fifth year inclusive	**2,160**	2,914
	8,582	9,555

38. Operating lease arrangements *(continued)*

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of one year.

At the balance sheet date, the Company had no commitments under non-cancellable operating leases (2001: Nil).

39. Contingent liabilities

At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of:

	The Group		**The Company**	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Guarantees given for banking and other facilities made available to subsidiaries	**-**	-	**158,822**	222,423
Other guarantees	**-**	2,141	**3,120**	5,097
	-	2,141	**161,942**	227,520

40. Pledge of assets

At the balance sheet date, certain of the Group's land and buildings, investment properties and properties held for sale with an aggregate net book value of HK$349,952,000 (2001: HK$355,227,000) and all assets of a subsidiary of HK$12,617,000 (2001: HK$9,096,000) have been pledged to secure facilities granted by banks and a supplier to the Group.

For the year ended December 31, 2002

41. Share option schemes

1991 Scheme

The Company's share option scheme was adopted on June 22, 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on June 21, 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

41. Share option schemes *(continued)*

2001 Scheme *(continued)*

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or
2. suppliers or customers; or
3. any person or entity that provides research, development or other technological support; or
4. shareholders; or
5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

41. Share option schemes *(continued)*

2002 Scheme *(continued)*

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

41. Share option schemes *(continued)*

Capital Reorganisation approved on March 15, 2002

Pursuant to resolutions passed on the SGM held on March 15, 2002, a capital reorganisation ("Reorganisation I"), which involves capital reductions, share subdivision and share consolidation, the rights issue with bonus issue on the basis of three bonus shares for every rights share taken up payable in full on acceptance, was approved.

Details of the Reorganisation I and the rights issue with bonus issue are set out in the Company's circular and prospectus dated February 20, 2002 and March 15, 2002 respectively.

Capital Reorganisation approved on September 18, 2002

Pursuant to resolutions passed on the SGM held on September 18, 2002, another capital reorganisation ("Reorganisation II"), which involves the reduction of the share premium account, the cancellation of the accumulated losses, the share consolidation and the bonus issue to shareholders on the basis of ten bonus shares for every one consolidated share, was approved.

Details of the Reorganisation II and bonus issue are set out in the Company's circular dated August 23, 2002.

At December 31, 2002, the number of shares in respect of which options had been granted and remained outstanding under the 1991 Scheme, 2001 Scheme and 2002 Scheme were 47,984,001, 61,331,127 and 46,795,981 (2001: 101,770,400, 111,700,000 and nil respectively), representing 6.2%, 7.9% and 6.0% (2001: 7.2%, 7.9% and nil respectively) of the issued share capital of the Company at that date respectively.

For the year ended December 31, 2002

41. Share option schemes *(continued)*

The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the year:

Scheme type	Date of grant	Outstanding at January 1, 2002		Granted on June 4, 2002	Lapsed during the period	Outstanding at June 30, 2002	
		Before Adjustment	After Adjustment#			Before Adjustment	After Adjustment@
1991	May 13, 1996	11,318,400	5,659,200	-	5,659,200	-	-
1991	July 28, 1997	30,000,000	15,000,000	-	500,000	14,500,000	15,951,594
1991	January 19, 1998	8,314,000	4,157,000	-	223,000	3,934,000	4,327,817
1991	June 10, 1998	1,000,000	500,000	-	-	500,000	550,055
1991	December 21, 1999	15,348,000	7,674,000	-	252,500	7,421,500	8,164,437
1991	February 11, 2000	8,330,000	4,165,000	-	500,000	3,665,000	4,031,901
1991	September 8, 2000	3,000,000	1,500,000	-	-	1,500,000	1,650,165
1991	January 18, 2001	460,000	230,000	-	100,000	130,000	143,014
1991	May 28, 2001	24,000,000	12,000,000	-	-	12,000,000	13,201,320
2001	August 10, 2001	106,000,000	53,000,000	-	-	53,000,000	58,305,830
2001	August 29, 2001	4,700,000	2,350,000	-	100,000	2,250,000	2,475,242
2001	November 23, 2001	1,000,000	500,000	-	-	500,000	550,055
2002	June 4, 2002	-	-	27,150,000	-	27,150,000	29,867,981
2002	September 24, 2002	-	-	-	-	-	-
Grand Total:		213,470,400	106,735,200	27,150,000	7,334,700	126,550,500	139,219,411

\# The number of Share Options granted under 1991 and 2001 Schemes and their respective subscription prices have been adjusted for the Capital Reorganisation and the Rights Issue with the Bonus Share Issue taken place in March and April 2002 respectively.

@ The number of Share Options granted under 1991, 2001 and 2002 Schemes and their respective subscription prices have been adjusted for the Capital Reorganisation and the Bonus Share Issue taken place in September 2002.

Granted on September 24, 2002	Reallocation during the period	Lapsed during the period	Outstanding at December 31, 2002	Exercisable period	Exercise price		
					Before Adjustment HK$	After Adjustment# HK$	After Adjustment@ HK$
-	-	-	-	June 13, 1996 - June 30, 2002	0.9460	3.0963	-
-	-	-	15,951,594	August 28, 1997 - September 10, 2003	0.5330	1.7445	1.5858
-	-	22,002	4,305,815	February 19, 1998 - March 12, 2004	0.2200	0.7201	0.6546
-	-	-	550,055	July 24, 1998 - July 23, 2004	0.1053	0.3446	0.3132
-	-	14,300	8,150,137	February 1, 2000 - March 21, 2006	0.1400	0.4582	0.4165
-	-	-	4,031,901	March 18, 2000 - March 21, 2006	0.3264	1.0683	0.9711
-	-	-	1,650,165	November 5, 2000 - November 4, 2006	0.1413	0.4625	0.4204
-	-	-	143,014	March 6, 2001 - March 14, 2007	0.1000	0.3273	0.2975
-	-	-	13,201,320	June 29, 2001 - June 29, 2007	0.1000	0.3273	0.2975
-	-	-	58,305,830	September 14, 2001 - September 18, 2007	0.1000	0.3273	0.2975
-	-	-	2,475,242	September 30, 2001 - September 30, 2007	0.1000	0.3273	0.2975
-	-	-	550,055	December 23, 2001 - December 22, 2007	0.1000	0.3273	0.2975
-	-	-	29,867,981	June 4, 2002 - June 3, 2008	-	0.1584	0.1440
16,928,000	-	-	16,928,000	September 24, 2002 - September 23, 2008	-	-	0.1000
16,928,000	-	36,302	156,111,109				

For the year ended December 31, 2002

41. Share option schemes *(continued)*

Scheme type	**Date of grant**	**Outstanding at January 1, 2001**	**Granted during the year**	**Lapsed during the year**
1991	May 13, 1996	11,556,000	–	237,600
1991	July 28, 1997	30,000,000	–	–
1991	January 19, 1998	8,518,000	–	204,000
1991	June 10, 1998	1,000,000	–	–
1991	December 21, 1999	15,408,000	–	60,000
1991	February 11, 2000	9,490,000	–	1,160,000
1991	September 8, 2000	3,000,000	–	–
1991	January 18, 2001	–	24,160,000	23,700,000
1991	May 28, 2001	–	24,000,000	–
2001	August 10, 2001	–	106,000,000	–
2001	August 29, 2001	–	4,700,000	–
2001	November 23, 2001	–	1,000,000	–
Grand Total:		78,972,000	159,860,000	25,361,600

For the year ended December 31, 2002

Outstanding at December 31, 2001	Exercisable period	Exercise price
		HK$
11,318,400	June 13, 1996 - June 30, 2002	0.9460
30,000,000	August 28, 1997 - September 10, 2003	0.5330
8,314,000	February 19, 1998 - March 12, 2004	0.2200
1,000,000	July 24, 1998 - July 23, 2004	0.1053
15,348,000	February 1, 2000 - March 21, 2006	0.1400
8,330,000	March 18, 2000 - March 21, 2006	0.3264
3,000,000	November 5, 2000 - November 4, 2006	0.1413
460,000	March 6, 2001 - March 14, 2007	0.1000
24,000,000	June 29, 2001 - June 29, 2007	0.1000
106,000,000	September 14, 2001 - September 18, 2007	0.1000
4,700,000	September 30, 2001 - September 30, 2007	0.1000
1,000,000	December 23, 2001 - December 22, 2007	0.1000
213,470,400		

For the year ended December 31, 2002

41. Share option schemes *(continued)*

Details of the share options held by the Directors included in the above table are as follows:

Scheme type	Date of grant	Outstanding at January 1, 2002		Granted on June 4, 2002	Lapsed during the period	Outstanding at June 30, 2002	
		Before Adjustment	After Adjustment#			Before Adjustment	After Adjustment@
1991	May 13, 1996	6,120,000	3,060,000	-	3,060,000	-	-
1991	July 28, 1997	27,000,000*	13,500,000*	-	-	13,500,000*	14,851,484*
1991	January 19, 1998	6,100,000*	3,050,000*	-	-	3,050,000*	3,355,335*
1991	June 10, 1998	1,000,000	500,000	-	-	500,000	550,055
1991	December 21, 1999	13,500,000*	6,750,000*	-	-	6,750,000*	7,425,741*
1991	February 11, 2000	7,000,000	3,500,000	-	-	3,500,000	3,850,384
1991	January 18, 2001	260,000	130,000	-	-	130,000	143,014
1991	May 28, 2001	24,000,000	12,000,000	-	-	12,000,000	13,201,320
2001	August 10, 2001	106,000,000	53,000,000	-	-	53,000,000	58,305,830
2001	August 29, 2001	1,000,000*	500,000*	-	-	500,000*	550,054*
2002	June 4, 2002	-	-	4,400,000	-	4,400,000	4,840,484
2002	September 24, 2002	-	-	-	-	-	-
Grand Total:		191,980,000	95,990,000	4,400,000	3,060,000	97,330,000	107,073,701

* Share Options granted to Mr. Richard Man Fai LEE's spouse were included.

** Mr. Barry John BUTTIFANT was an executive Director of the Company and resigned on November 7, 2002.

The share options granted to him before his resignation were therefore reallocated to Share Options granted to "Continuous Contract Employees".

The number of Share Options granted under 1991 and 2001 Schemes and their respective subscription prices have been adjusted for the Capital Reorganisation and the Rights Issue with the Bonus Share Issue taken place in March and April 2002 respectively.

@ The number of Share Options granted under 1991, 2001 and 2002 Schemes and their respective subscription prices have been adjusted for the Capital Reorganisation and the Bonus Share Issue taken place in September 2002.

Granted on September 24, 2002	Reallocation during the period	Lapsed during the period	Outstanding at December 31, 2002	Exercisable period	Exercise price		
					Before Adjustment HK$	After Adjustment# HK$	After Adjustment@ HK$
-	-	-	-	June 13, 1996 - June 16, 2002	0.9460	3.0963	-
-	-	-	14,851,484*	August 28, 1997 - August 30, 2003	0.5330	1.7445	1.5858
-	-	-	3,355,335*	February 19, 1998 - February 21, 2004	0.2200	0.7201	0.6546
-	-	-	550,055	July 24, 1998 - July 23, 2004	0.1053	0.3446	0.3132
-	-	-	7,425,741*	February 6, 2000 - February 10, 2006	0.1400	0.4582	0.4165
-	-	-	3,850,384	March 18, 2000 - March 21, 2006	0.3264	1.0683	0.9711
-	-	-	143,014	March 6, 2001 - March 5, 2007	0.1000	0.3273	0.2975
-	(11,001,100)**	-	2,200,220	June 29, 2001 - June 29, 2007	0.1000	0.3273	0.2975
-	(19,251,925)**	-	39,053,905	September 14, 2001 - September 18, 2007	0.1000	0.3273	0.2975
-	-	-	550,054*	September 30, 2001 - September 29, 2007	0.1000	0.3273	0.2975
-	-	-	4,840,484	June 4, 2002 - June 3, 2008	-	0.1584	0.1440
16,928,000	(7,748,000)**	-	9,180,000	September 24, 2002 - September 23, 2008	-	-	0.1000
16,928,000	(38,001,025)	-	86,000,676				

For the year ended December 31, 2002

41. Share option schemes *(continued)*

Scheme type	Date of grant	Outstanding at January 1, 2001	Granted during the year	Lapsed during the year
1991	May 13, 1996	6,120,000	-	-
1991	July 28, 1997	27,000,000*	-	-
1991	January 19, 1998	6,100,000*	-	-
1991	June 10, 1998	1,000,000	-	-
1991	December 21, 1999	13,500,000*	-	-
1991	February 11, 2000	7,000,000	-	-
1991	January 18, 2001	-	23,960,000*	23,700,000*
1991	May 28, 2001	-	24,000,000	-
2001	August 10, 2001	-	106,000,000	-
2001	August 29, 2001	-	1,000,000*	-
Grand Total:		60,720,000	154,960,000	23,700,000

* Share Options granted to Mr. Richard Man Fai LEE's spouse were included.

Total consideration received during the year from employees (including Directors) for taking up the options granted is amounted to HK$37 (2001: HK$30).

No charge is recognised in the income statement in respect of the value of options granted in the year (2001: Nil).

Outstanding at December 31, 2001	Exercisable period	Exercise price HK$
6,120,000	June 13, 1996 - June 16, 2002	0.9460
27,000,000 *	August 28, 1997 - August 30, 2003	0.5330
6,100,000 *	February 19, 1998 - February 21, 2004	0.2200
1,000,000	July 24, 1998 - July 23, 2004	0.1053
13,500,000 *	February 6, 2000 - February 10, 2006	0.1400
7,000,000	March 18, 2000 - March 21, 2006	0.3264
260,000	March 6, 2001 - March 5, 2007	0.1000
24,000,000	June 29, 2001 - June 29, 2007	0.1000
106,000,000	September 14, 2001 - September 18, 2007	0.1000
1,000,000 *	September 30, 2001 - September 29, 2007	0.1000
191,980,000		

 

For the year ended December 31, 2002

42. Principal subsidiaries

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Direct subsidiary				
Wo Kee Hong (B.V.I.) Limited	British Virgin Islands	100.0	30,000 shares of US$0.01 each	Investment holding
Indirect subsidiaries				
Auto Italia Limited	Hong Kong	86.0	10,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services
Bodyworld International (B.V.I.) Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Trading brand holding
Cliven Pte Ltd	Singapore	100.0	10 ordinary shares of S$1 each	Investment holding
Corich Enterprises Inc.	British Virgin Islands	100.0	100 shares of US$1 each	Investment holding
East Wood Offshore Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Eight Wonders Company Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment

42. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Elbright Limited	Hong Kong	100.0	2 shares of HK$1 each	Property leasing agent
Ever Rising Investments Limited	Hong Kong	100.0	2 shares of HK$1 each	Property investment
Excellent Top Ltd.	British Virgin Islands/PRC	100.0	180,000 shares of US$1 each	Trading brand holding
Flying Colours Company Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Full Moon Overseas Limited	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Haverest Moon Holdings Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Italian Motors (Sales & Service) Limited	Hong Kong	86.0	60,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services
Jacobean Co. Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Locomotion Enterprises Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment



For the year ended December 31, 2002

42. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Macau Wo Kee Hong Import & Export Limited	Macau	100.0	MOP10,000	Trading of audio-visual equipment, air-conditioning and refrigeration products and providing repairs and maintenance services for air-conditioning equipment and electronic appliances
Maiden Pink Limited	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Martview Limited	Hong Kong	100.0	2 shares of HK$1 each	Property holding
Mega Warehouse Company Limited	Hong Kong	100.0	2 shares of HK$1 each	Trading brand holding
Mega Warehouse (Hong Kong) Limited	Hong Kong	100.0	1,000,000 shares of HK$1 each	Warehouse stores operation
Metro Global Limited	Hong Kong	100.0	2 non voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Investment holding
Midtown Company Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment

42. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Most Advance International Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Investment holding
New Castle Development Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Number One Enterprises Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Rising Sun Development Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Riverlily Enterprises Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Rogers International Limited	Bahamas	100.0	2 shares of US$1 each	Trading brand holding
Shinwa Engineering Company, Limited	Hong Kong	100.0	5,000,000 non-voting deferred shares of HK$1 each and 2 ordinary shares of HK$1 each	Investment holding
Sincere Overseas Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment

For the year ended December 31, 2002

42. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Skyline Trading Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Stoneycroft Estates Limited	Hong Kong	100.0	20,000,000 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Property investment
Technorient Limited	Hong Kong	86.0	261,687 shares of HK$100 each	Investment holding
Waterfront Company Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Wo Kee Hong Distribution Pte Ltd	Singapore	100.0	4,500,000 ordinary shares of S$1 each	Distribution of home audio and car audio equipment and accessories
Wo Kee Hong Electronics Sdn. Bhd.	Malaysia	100.0	1,000,000 ordinary shares of M$1 each	Distribution of audio-visual equipment

42. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Wo Kee Hong Finance Limited	Hong Kong	100.0	2 shares of HK$1 each	Finance and money lending
Wo Kee Hong Limited	Hong Kong	100.0	10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each	Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic components
Wo Kee Hong Professional Air Conditioning Pte Ltd	Singapore	93.5	5,000,000 shares of S$1 each	Distribution of air-conditioning products
Wo Kee Hong Trading Sdn. Bhd. (Formerly known as Wo Kee Hong Professional Air Conditioning Sdn. Bhd.)	Malaysia	100.0	4,200,000 ordinary shares of M$1 each	Distribution and installation of air-conditioning products

 

For the year ended December 31, 2002

42. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Wo Kee Joyful Limited	Hong Kong	100.0	2,000,000 shares of HK$1 each	Company secretarial service
Wo Kee Services Limited	Hong Kong	100.0	2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each	Provision of warehousing, delivery, repairs and maintenance services
東莞市先和亞太電器有限公司	PRC	100.0	RMB1,000,000	Distribution of air-conditioning, electrical and electronic products

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affect the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

43. Principal associate

The following is the principal associate as at December 31, 2002:

Name of company	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Jin Ling Electrical Company Limited	PRC	50.0	RMB263,500,000	Manufacturing and trading of washing machines

The above table lists the associate of the Group which, in the opinion of the Directors, principally affects the results or assets of the Group. To give details of other associates would, in the opinion of the Directors, result in particulars of excessive length.

Schedule of Group Properties



Annual Report

(A) Investment properties

Address	Existing use	Category of lease	Percentage Percentage held by the Group
Units B1 & B2 on G/F., Units B & C on 2/F., Unit B on 3/F., Units A-H on 11/F., Units A-B on 12/F., Units A-G on 13/F., Units A-H on 14/F., Units A-H on 15/F., Units A-H on 16/F and carparks, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories (K.C.T.L. No. 366 under New Grant No. 5578.)	Industrial/ warehouse	Medium-term lease	100%
A piece of land with an area of approximately 47,046m2 at Ji Ling Village, Lin Ping Management Area, Dai Ling Shan, Dongguan, Guangdong Province, the PRC	Industrial/ commercial	Medium-term lease	100%
Two pieces of land with respective area of approximately 25,450m2 and 4,440m2 in Yong Shun Wei, Dong Fu Road, He Ping Management Area, Dong Feng Town, Zhongshan, Guangdong Province, the PRC	Industrial	Medium-term lease	100%
Units A, B and C on level 24, New Times Plaza, No. 42 Wenwu Lu, Xinhua Da Dao, Qing Yang District, Chengdu, the PRC	Commercial	Medium-term lease	100%

(A) Investment properties *(continued)*

Address	Existing use	Category of lease	Percentage Percentage held by the Group
Units 14, 15 and 16 on level 10, Metro Plaza, Nos. 183-187 Tianhe Road North, Tianhe District, Guangzhou, the PRC	Commercial	Medium-term lease	100%
Unit G, on level 26, Guomao Plaza, No. 71 Wusi Lu, Gulou District, Fuzhou Shi, Fujian Province, the PRC	Commercial	Medium-term lease	100%

(B) Properties held for sale

Address	Existing use	Category of lease	Percentage held by the Group
Units 01, 04, 05 and 08 on 23/24th Floor, Units 02, 03, 06 and 07 on 23rd Floor, Units 01, 03, 06 and 08 on 27/28th Floor, Units 02 and 07 on 27th Floor, and Units 02 and 07 on 28th Floor, Golden Bridge Mansion, No. 2077 Yan'an Road West, Hongqiao District, Shanghai, the PRC	Commercial/ residential	Medium-term lease	100%
Units 1903, 1905-1912, 1915-1918 on Level 19, Bright China Chang An Building, No. 7 Jian Guo Men Nei Avenue, Dongcheng District, Beijing, the PRC	Commercial/ residential	Medium-term lease	100%
Level 11, New Shanghai Convention Plaza, No. 77 Futexiyi Road, Waigaoqiao Free Trade Zone, Pudong New Area, Shanghai, the PRC	Commercial	Medium-term lease	100%

Share Option Information

Annual Report

The following table discloses movement in the Company's share options during the year:

Eligible persons	Scheme type	Date of grant	Outstanding at January 1, 2002		Granted on June 4, 2002	Lapsed during the period	Outstanding at June 30, 2002	
			Before Adjustment	After Adjustment#			Before Adjustment	After Adjustment@
Mr. Wing Sum LEE	1991	May 13, 1996	2,760,000	1,380,000	-	1,380,000	-	-
(Director)	1991	July 28, 1997	12,500,000	6,250,000	-	-	6,250,000	6,875,687
	1991	January 19, 1998	3,000,000	1,500,000	-	-	1,500,000	1,650,165
	1991	December 21, 1999	6,500,000	3,250,000	-	-	3,250,000	3,575,357
	1991	February 11, 2000	3,000,000	1,500,000	-	-	1,500,000	1,650,165
	2001	August 10, 2001	35,000,000	17,500,000	-	-	17,500,000	19,251,925
	2002	September 24, 2002	-	-	-	-	-	-
			62,760,000	31,380,000	-	1,380,000	30,000,000	33,003,299
Mr. Richard	1991	May 13, 1996	2,760,000	1,380,000	-	1,380,000	-	-
Man Fai LEE	1991	July 28, 1997	13,500,000*	6,750,000*	-	-	6,750,000*	7,425,742*
(Director)	1991	January 19, 1998	3,100,000*	1,550,000*	-	-	1,550,000*	1,705,170*
	1991	June 10, 1998	1,000,000	500,000	-	-	500,000	550,055
	1991	December 21, 1999	6,700,000*	3,350,000*	-	-	3,350,000*	3,685,368*
	1991	February 11, 2000	3,500,000	1,750,000	-	-	1,750,000	1,925,192
	1991	May 28, 2001	4,000,000	2,000,000	-	-	2,000,000	2,200,220
	2001	August 10, 2001	35,000,000	17,500,000	-	-	17,500,000	19,251,925
	2001	August 29, 2001	500,000*	250,000*	-	-	250,000*	275,027*
	2002	September 24, 2002	-	-	-	-	-	-
			70,060,000	35,030,000	-	1,380,000	33,650,000	37,018,699

Granted on September 24, 2002	Reallocation during the period	Lapsed during the period	Outstanding at December 31, 2002	Exercisable period	Exercise price		
					Before Adjustment HK$	After Adjustment# HK$	After Adjustment@ HK$
-	-	-	-	June 17, 1996 - June 16, 2002	0.9460	3.0963	-
-	-	-	6,875,687	August 31, 1997 - August 30, 2003	0.5330	1.7445	1.5858
-	-	-	1,650,165	February 22, 1998 - February 21, 2004	0.2200	0.7201	0.6546
-	-	-	3,575,357	February 11, 2000 - February 10, 2006	0.1400	0.4582	0.4165
-	-	-	1,650,165	March 21, 2000 - March 20, 2006	0.3264	1.0683	0.9711
-	-	-	19,251,925	September 16, 2001 - September 15, 2007	0.1000	0.3273	0.2975
224,000	-	-	224,000	September 24, 2002 - September 23, 2008	-	-	0.1000
224,000	-	-	33,227,299				
-	-	-	-	June 13, 1996 - June 12, 2002	0.9460	3.0963	-
-	-	-	7,425,742*	August 28, 1997 - August 27, 2003	0.5330	1.7445	1.5858
-	-	-	1,705,170*	February 19, 1998 - February 18, 2004	0.2200	0.7201	0.6546
-	-	-	550,055	July 24, 1998 - July 23, 2004	0.1053	0.3446	0.3132
-	-	-	3,685,368*	February 7, 2000 - February 6, 2006	0.1400	0.4582	0.4165
-	-	-	1,925,192	March 18, 2000 - March 17, 2006	0.3264	1.0683	0.9711
-	-	-	2,200,220	June 29, 2001 - June 28, 2007	0.1000	0.3273	0.2975
-	-	-	19,251,925	September 16, 2001 - September 15, 2007	0.1000	0.3273	0.2975
-	-	-	275,027*	September 30, 2001 - September 29, 2007	0.1000	0.3273	0.2975
7,748,000	-	-	7,748,000	September 24, 2002 - September 23, 2008	-	-	0.1000
7,748,000	-	-	44,766,699				



Eligible persons	Scheme type	Date of grant	Outstanding at January 1, 2002		Granted on June 4, 2002	Lapsed during the period	Outstanding at June 30, 2002	
			Before Adjustment	After Adjustment#			Before Adjustment	After Adjustment@
Mr. Sammy Chi Chung	1991	July 28, 1997	1,000,000	500,000	-	-	500,000	550,055
SUEN (Director)	1991	December 21, 1999	300,000	150,000	-	-	150,000	165,016
	1991	February 11, 2000	500,000	250,000	-	-	250,000	275,027
	1991	January 18, 2001	260,000	130,000	-	-	130,000	143,014
	2001	August 10, 2001	1,000,000	500,000	-	-	500,000	550,055
	2002	June 4, 2002	-	-	2,000,000	-	2,000,000	2,200,220
	2002	September 24, 2002	-	-	-	-	-	-
			3,060,000	1,530,000	2,000,000	-	3,530,000	3,883,387
Ms. Kam Har YUE (Director)	2001	August 29, 2001	500,000	250,000	-	-	250,000	275,027
Mr. Barry John	1991	May 28, 2001	20,000,000	10,000,000	-	-	10,000,000	11,001,100
BUTTIFANT **	2001	August 10, 2001	35,000,000	17,500,000	-	-	17,500,000	19,251,925
(Ex-Director)	2002	September 24, 2002	-	-	-	-	-	-
			55,000,000	27,500,000	-	-	27,500,000	30,253,025
Mr. Jeff Man Bun	1991	May 13, 1996	600,000	300,000	-	300,000	-	-
LEE (Director)	2002	June 4, 2002	-	-	1,000,000	-	1,000,000	1,100,110
	2002	September 24, 2002	-	-	-	-	-	-
			600,000	300,000	1,000,000	300,000	1,000,000	1,100,110
Mr. Raymond Cho	2002	June 4, 2002	-	-	700,000	-	700,000	770,077
Min LEE (Director)	2002	September 24, 2002	-	-	-	-	-	-
			-	-	700,000	-	700,000	770,077
Mr. Boon Seng	2002	June 4, 2002	-	-	700,000	-	700,000	770,077
TAN (Director)	2002	September 24, 2002	-	-	-	-	-	-
			-	-	700,000	-	700,000	770,077
Total :			191,980,000	95,990,000	4,400,000	3,060,000	97,330,000	107,073,701

Granted on September 24, 2002	Reallocation during the period	Lapsed during the period	Outstanding at December 31, 2002	Exercisable period	Exercise price		
					Before Adjustment HK$	After Adjustment# HK$	After Adjustment@ HK$
-	-	-	550,055	August 31, 1997 - August 30, 2003	0.5330	1.7445	1.5858
-	-	-	165,016	February 6, 2000 - February 5, 2006	0.1400	0.4582	0.4165
-	-	-	275,027	March 22, 2000 - March 21, 2006	0.3264	1.0683	0.9711
-	-	-	143,014	March 6, 2001 - March 5, 2007	0.1000	0.3273	0.2975
-	-	-	550,055	September 19, 2001 - September 18, 2007	0.1000	0.3273	0.2975
-	-	-	2,200,220	June 4, 2002 - June 3, 2008	-	0.1584	0.1440
700,000	-	-	700,000	September 24, 2002 - September 23, 2008	-	-	0.1000
700,000	-	-	4,583,387				
-	-	-	275,027	September 30, 2001 - September 29, 2007	0.1000	0.3273	0.2975
-	(11,001,100)	-	-	June 30, 2001 - June 29, 2007	0.1000	0.3273	0.2975
-	(19,251,925)	-	-	September 14, 2001 - September 13, 2007	0.1000	0.3273	0.2975
7,748,000	(7,748,000)	-	-	September 24, 2002 - September 23, 2008	-	-	0.1000
7,748,000	(38,001,025)	-	-				
-	-	-	-	June 14, 1996 - June 13, 2002	0.9460	3.0963	-
-	-	-	1,100,110	June 4, 2002 - June 3, 2008	-	0.1584	0.1440
500,000	-	-	500,000	September 24, 2002 - September 23, 2008	-	-	0.1000
500,000	-	-	1,600,110				
-	-	-	770,077	June 4, 2002 - June 3, 2008	-	0.1584	0.1440
4,000	-	-	4,000	September 24, 2002 - September 23, 2008	-	-	0.1000
4,000	-	-	774,077				
-	-	-	770,077	June 4, 2002 - June 3, 2008	-	0.1584	0.1440
4,000	-	-	4,000	September 24, 2002 - September 23, 2008	-	-	0.1000
4,000	-	-	774,077				
16,928,000	(38,001,025)	-	86,000,676				



Share Option Information

Annual Report

Eligible persons	Scheme type	Date of grant	Outstanding at January 1, 2002		Granted on June 4, 2002	Lapsed during the period	Outstanding at June 30, 2002	
			Before Adjustment	After Adjustment#			Before Adjustment	After Adjustment@
Continuous contract	1991	May 13, 1996	5,198,400	2,599,200	-	2,599,200	-	-
employees	1991	July 28, 1997	3,000,000	1,500,000	-	500,000	1,000,000	1,100,110
	1991	January 19, 1998	2,214,000	1,107,000	-	223,000	884,000	972,482
	1991	December 21, 1999	1,848,000	924,000	-	252,500	671,500	738,696
	1991	February 11, 2000	1,330,000	665,000	-	500,000	165,000	181,517
	1991	September 8, 2000	3,000,000	1,500,000	-	-	1,500,000	1,650,165
	1991	January 18, 2001	200,000	100,000	-	100,000	-	-
	1991	May 28, 2001	-	-	-	-	-	-
			16,790,400	8,395,200	-	4,174,700	4,220,500	4,642,970
	2001	August 10, 2001	-	-	-	-	-	-
	2001	August 29, 2001	3,700,000	1,850,000	-	100,000	1,750,000	1,925,188
	2001	November 23, 2001	1,000,000	500,000	-	-	500,000	550,055
			4,700,000	2,350,000	-	100,000	2,250,000	2,475,243
	2002	June 4, 2002	-	-	22,750,000	-	22,750,000	25,027,497
	2002	September 24, 2002	-	-	-	-	-	-
			-	-	22,750,000	-	22,750,000	25,027,497
Total :			21,490,400	10,745,200	22,750,000	4,274,700	29,220,500	32,145,710
Grand Total :			213,470,400	106,735,200	27,150,000	7,334,700	126,550,500	139,219,411

* Share Options granted to Mr. Richard Man Fai LEE's spouse were included.

** Mr. Barry John BUTTIFANT was an executive Director of the Company and resigned on November 7, 2002.

The share options granted to him before his resignation were therefore reallocated to Share Options granted to "Continuous Contract Employees".

The number of Share Options granted under 1991 and 2001 Schemes and their respective subscription prices have been adjusted for the Capital Reorganisation and the Rights Issue with the Bonus Share Issue taken place in March and April 2002 respectively.

@ The number of Share Options granted under 1991, 2001 and 2002 Schemes and their respective subscription prices have been adjusted for the Capital Reorganisation and the Bonus Share Issue taken place in September 2002.

Granted on September 24, 2002	Reallocation during the period	Lapsed during the period	Outstanding at December 31, 2002	Exercisable period	Exercise price Before Adjustment HK$	Exercise price After Adjustment# HK$	Exercise price After Adjustment@ HK$
-	-	-	-	June 14, 1996 - June 30, 2002	0.9460	3.0963	-
-	-	-	1,100,110	August 29, 1997 - September 10, 2003	0.5330	1.7445	1.5858
-	-	22,002	950,480	February 20, 1998 - March 12, 2004	0.2200	0.7201	0.6546
-	-	14,300	724,396	February 1, 2000 - March 21, 2006	0.1400	0.4582	0.4165
-	-	-	181,517	March 18, 2000 - March 21, 2006	0.3264	1.0683	0.9711
-	-	-	1,650,165	November 5, 2000 - November 4, 2006	0.1413	0.4625	0.4204
-	-	-	-	March 15, 2001 - March 14, 2007	0.1000	0.3273	0.2975
-	11,001,100	-	11,001,100	June 30, 2001 - June 29, 2007	0.1000	0.3273	0.2975
-	11,001,100	36,302	15,607,768				
-	19,251,925	-	19,251,925	September 14, 2001 - September 13, 2007	0.1000	0.3273	0.2975
-	-	-	1,925,188	September 30, 2001 - September 30, 2007	0.1000	0.3273	0.2975
-	-	-	550,055	December 23, 2001 - December 22, 2007	0.1000	0.3273	0.2975
-	19,251,925	-	21,727,168				
-	-	-	25,027,497	June 4, 2002 - June 3, 2008	-	0.1584	0.1440
-	7,748,000	-	7,748,000	September 24, 2002 - September 23, 2008	-	-	0.1000
-	7,748,000	-	32,775,497				
-	38,001,025	36,302	70,110,433				
16,928,000	-	36,302	156,111,109				




The closing price of the Company's shares immediately before the dates of grant on June 4, 2002 and September 24, 2002 were HK$0.139 and HK$0.085 respectively.

The fair values of the options granted in the current year measured as at the dates of grant on June 4, 2002 and September 24, 2002 were HK$0.098 and HK$0.070 per option respectively. The following significant assumptions were used to derive the fair value using the Black-Scholes option pricing model:

Date of grant	**June 4, 2002**	**September 24, 2002**
Expected life of options	6 years	6 years
Expected volatility based on historical volatility of share prices	92%	102%
Expected annual dividend yield	Nil	Nil
Hong Kong Exchange Fund Notes rate	5.05%	3.41%

For the purposes of the calculation of fair value, no adjustment has been made in respect of options expected to be forfeited due to lack of historical data.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the Directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of the Company will be held at Fanling Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Tuesday, May 6, 2003 at 12:00 noon for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended December 31, 2002.

2. To re-elect Directors and authorise the Board of Directors to fix their fees.

3. To re-appoint Messrs. Deloitte Touche Tohmatsu to be the auditors and authorise the Directors to fix their remuneration.

By Order of the Board
Phyllis NG
Company Secretary

Hong Kong, March 27, 2003

Notes:

(1) Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any Share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.






(3) To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal office at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude shareholders from attending the meeting and voting in person.

(3) 為確保代表委任表格之有效性，該代表委任表格必須附有獲正式授權之代表親筆簽署或已經公證之授權書，並於股東週年大會或其續會召開前48小時送達本公司位於香港新界葵涌青山道585至609號和記行大廈A座十樓之主要辦事處。填妥及交回代表委任表格後股東仍可出席大會並於會上投票。

 



股東週年大會通告



年報

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

茲通告本公司謹訂於二零零三年五月六日(星期二)中午十二時正假座香港新界荃灣荃華街3號九龍悅來酒店30樓粉嶺廳舉行二零零三年度股東週年大會，以進行下列事項：

1. 省覽本公司截至二零零二年十二月三十一日止年度財務報表及董事會與核數師報告書。

2. 選舉董事連任及授權董事會釐定董事酬金。

3. 再度聘任德勤‧關黃陳方會計師行為核數師及授權董事會釐定其酬金。

承董事會命
公司秘書
吳心瑜

香港，二零零三年三月二十七日

附註：

(1) 凡有權出席上述大會並於會上投票之股東，均有權委任一名或以上代表出席並代其投票。受委代表毋須為本公司股東。

(2) 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。

* *僅供識別*

於緊接授出優先認股權日期（分別為二零零二年六月四日及二零零二年九月二十四日）前之本公司股份收市價分別為港幣0.139元及港幣0.085元。

於本年度授出優先認股權日期（分別為二零零二年六月四日及二零零二年九月二十四日）之優先認股權公平值分別為港幣0.098元及港幣0.070元。按柏力克‧舒爾斯期權定價模式計算公平值時乃利用下列重大假設：

授出日期	**二零零二年六月四日**	**二零零二年九月二十四日**
優先認股權之預計年期	6年	6年
根據過往股價波幅預計之波幅	92%	102%
預期每年股息回報率	無	無
香港外匯基金債券孳息	5.05%	3.41%

就計算公平值而言，並無對因欠缺過往數據而預期會被沒收之優先認股權作出調整。

柏力克‧舒爾斯期權定價模式須利用高度主觀之假設，包括股價波幅。由於所用主觀假設之變動可重大影響公平值之估計數字，故董事認為現有模式未必能可靠地單獨計算優先認股權之公平值。

合資格人士	計劃類別	授出日期	於二零零二年一月一日尚未行使 調整前	調整後#	於二零零二年六月四日授出	期內失效	於二零零二年六月三十日尚未行使 調整前	調整後@
持續合約僱員	一九九一年	一九九六年五月十三日	5,198,400	2,599,200	–	2,599,200	–	–
	一九九一年	一九九七年七月二十八日	3,000,000	1,500,000	–	500,000	1,000,000	1,100,110
	一九九一年	一九九八年一月十九日	2,214,000	1,107,000	–	223,000	884,000	972,482
	一九九一年	一九九九年十二月二十一日	1,848,000	924,000	–	252,500	671,500	738,696
	一九九一年	二零零零年二月十一日	1,330,000	665,000	–	500,000	165,000	181,517
	一九九一年	二零零零年九月八日	3,000,000	1,500,000	–	–	1,500,000	1,650,165
	一九九一年	二零零一年一月十八日	200,000	100,000	–	100,000	–	–
	一九九一年	二零零一年五月二十八日	–	–	–	–	–	–
			16,790,400	8,395,200	–	4,174,700	4,220,500	4,642,970
	二零零一年	二零零一年八月十日	–	–	–	–	–	–
	二零零一年	二零零一年八月二十九日	3,700,000	1,850,000	–	100,000	1,750,000	1,925,188
	二零零一年	二零零一年十一月二十三日	1,000,000	500,000	–	–	500,000	550,055
			4,700,000	2,350,000	–	100,000	2,250,000	2,475,243
	二零零二年	二零零二年六月四日	–	–	22,750,000	–	22,750,000	25,027,497
	二零零二年	二零零二年九月二十四日	–	–	–	–	–	–
			–	–	22,750,000	–	22,750,000	25,027,497
合計：			21,490,400	10,745,200	22,750,000	4,274,700	29,220,500	32,145,710
總計：			213,470,400	106,735,200	27,150,000	7,334,700	126,550,500	139,219,411

* 包括授予李文輝先生之配偶之優先認股權。

** Barry John BUTTIFANT先生曾為本公司之執行董事，於二零零二年十一月七日辭任。
於彼辭任前已授出之優先認股權因此重新分配到授予「持續合約僱員」之優先認股權。

\# 根據一九九一年計劃及二零零一年計劃授出之優先認股權數目，以及各自之認購價已就分別於二零零二年三月及四月完成之股本重組及供股連紅股發行作出調整。

@ 根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出之優先認股權數目，以及各自之認購價已就於二零零二年九月完成之股本重組及紅股發行作出調整。

於二零零二年九月二十四日授出	期內重新分配	期內失效	於二零零二年十二月三十一日尚未行使	行使期	行使價 調整前 港幣元	行使價 調整後# 港幣元	行使價 調整後@ 港幣元
–	–	–	–	一九九六年六月十四日至二零零二年六月三十日	0.9460	3.0963	–
–	–	–	1,100,110	一九九七年八月二十九日至二零零三年九月十日	0.5330	1.7445	1.5858
–	–	22,002	950,480	一九九八年二月二十日至二零零四年三月十二日	0.2200	0.7201	0.6546
–	–	14,300	724,396	二零零零年二月一日至二零零六年三月二十一日	0.1400	0.4582	0.4165
–	–	–	181,517	二零零零年三月十八日至二零零六年三月二十一日	0.3264	1.0683	0.9711
–	–	–	1,650,165	二零零零年十一月五日至二零零六年十一月四日	0.1413	0.4625	0.4204
–	–	–	–	二零零一年三月十五日至二零零七年三月十四日	0.1000	0.3273	0.2975
–	11,001,100	–	11,001,100	二零零一年六月三十日至二零零七年六月二十九日	0.1000	0.3273	0.2975
–	11,001,100	36,302	15,607,768				
–	19,251,925	–	19,251,925	二零零一年九月十四日至二零零七年九月十三日	0.1000	0.3273	0.2975
–	–	–	1,925,188	二零零一年九月三十日至二零零七年九月三十日	0.1000	0.3273	0.2975
–	–	–	550,055	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1000	0.3273	0.2975
–	19,251,925	–	21,727,168				
–	–	–	25,027,497	二零零二年六月四日至二零零八年六月三日	–	0.1584	0.1440
–	7,748,000	–	7,748,000	二零零二年九月二十四日至二零零八年九月二十三日	–	–	0.1000
–	7,748,000	–	32,775,497				
–	38,001,025	36,302	70,110,433				
16,928,000	–	36,302	156,111,109				



合資格人士	計劃類別	授出日期	於二零零二年一月一日尚未行使		於二零零二年六月四日授出	期內失效	於二零零二年六月三十日尚未行使	
			調整前	調整後#			調整前	調整後@
孫志冲先生	一九九一年	一九九七年七月二十八日	1,000,000	500,000	–	–	500,000	550,055
(董事)	一九九一年	一九九九年十二月二十一日	300,000	150,000	–	–	150,000	165,016
	一九九一年	二零零零年二月十一日	500,000	250,000	–	–	250,000	275,027
	一九九一年	二零零一年一月十八日	260,000	130,000	–	–	130,000	143,014
	二零零一年	二零零一年八月十日	1,000,000	500,000	–	–	500,000	550,055
	二零零二年	二零零二年六月四日	–	–	2,000,000	–	2,000,000	2,200,220
	二零零二年	二零零二年九月二十四日	–	–	–	–	–	–
			3,060,000	1,530,000	2,000,000	–	3,530,000	3,883,387
余金霞女士 (董事)	二零零一年	二零零一年八月二十九日	500,000	250,000	–	–	250,000	275,027
Barry John	一九九一年	二零零一年五月二十八日	20,000,000	10,000,000	–	–	10,000,000	11,001,100
BUTTIFANT**	二零零一年	二零零一年八月十日	35,000,000	17,500,000	–	–	17,500,000	19,251,925
(前董事)	二零零二年	二零零二年九月二十四日	–	–	–	–	–	–
			55,000,000	27,500,000	–	–	27,500,000	30,253,025
李文彬先生	一九九一年	一九九六年五月十三日	600,000	300,000	–	300,000	–	–
(董事)	二零零二年	二零零二年六月四日	–	–	1,000,000	–	1,000,000	1,100,110
	二零零二年	二零零二年九月二十四日	–	–	–	–	–	–
			600,000	300,000	1,000,000	300,000	1,000,000	1,100,110
李卓民先生	二零零二年	二零零二年六月四日	–	–	700,000	–	700,000	770,077
(董事)	二零零二年	二零零二年九月二十四日	–	–	–	–	–	–
			–	–	700,000	–	700,000	770,077
陳文生先生	二零零二年	二零零二年六月四日	–	–	700,000	–	700,000	770,077
(董事)	二零零二年	二零零二年九月二十四日	–	–	–	–	–	–
			–	–	700,000	–	700,000	770,077
合計：			191,980,000	95,990,000	4,400,000	3,060,000	97,330,000	107,073,701

於二零零二年九月二十四日授出	期內重新分配	期內失效	於二零零二年十二月三十一日尚未行使	行使期	行使價 調整前 港幣元	行使價 調整後# 港幣元	行使價 調整後@ 港幣元
–	–	–	550,055	一九九七年八月三十一日至二零零三年八月三十日	0.5330	1.7445	1.5858
–	–	–	165,016	二零零零年二月六日至二零零六年二月五日	0.1400	0.4582	0.4165
–	–	–	275,027	二零零零年三月二十二日至二零零六年三月二十一日	0.3264	1.0683	0.9711
–	–	–	143,014	二零零一年三月六日至二零零七年三月五日	0.1000	0.3273	0.2975
–	–	–	550,055	二零零一年九月十九日至二零零七年九月十八日	0.1000	0.3273	0.2975
–	–	–	2,200,220	二零零二年六月四日至二零零八年六月三日	–	0.1584	0.1440
700,000	–	–	700,000	二零零二年九月二十四日至二零零八年九月二十三日	–	–	0.1000
700,000	–	–	4,583,387				
–	–	–	275,027	二零零一年九月三十日至二零零七年九月二十九日	0.1000	0.3273	0.2975
–	(11,001,100)	–	–	二零零一年六月三十日至二零零七年六月二十九日	0.1000	0.3273	0.2975
–	(19,251,925)	–	–	二零零一年九月十四日至二零零七年九月十三日	0.1000	0.3273	0.2975
7,748,000	(7,748,000)	–	–	二零零二年九月二十四日至二零零八年九月二十三日	–	–	0.1000
7,748,000	(38,001,025)	–	–				
–	–	–	–	一九九六年六月十四日至二零零二年六月十三日	0.9460	3.0963	–
–	–	–	1,100,110	二零零二年六月四日至二零零八年六月三日	–	0.1584	0.1440
500,000	–	–	500,000	二零零二年九月二十四日至二零零八年九月二十三日	–	–	0.1000
500,000	–	–	1,600,110				
–	–	–	770,077	二零零二年六月四日至二零零八年六月三日	–	0.1584	0.1440
4,000	–	–	4,000	二零零二年九月二十四日至二零零八年九月二十三日	–	–	0.1000
4,000	–	–	774,077				
–	–	–	770,077	二零零二年六月四日至二零零八年六月三日	–	0.1584	0.1440
4,000	–	–	4,000	二零零二年九月二十四日至二零零八年九月二十三日	–	–	0.1000
4,000	–	–	774,077				
16,928,000	(38,001,025)	–	86,000,676				



下表披露本公司之優先認股權於年內之變動情況：

合資格人士	計劃類別	授出日期	於二零零二年一月一日尚未行使		於二零零二年六月四日授出	期內失效	於二零零二年六月三十日尚未行使	
			調整前	調整後#			調整前	調整後@
李永森先生	一九九一年	一九九六年五月十三日	2,760,000	1,380,000	–	1,380,000	–	–
(董事)	一九九一年	一九九七年七月二十八日	12,500,000	6,250,000	–	–	6,250,000	6,875,687
	一九九一年	一九九八年一月十九日	3,000,000	1,500,000	–	–	1,500,000	1,650,165
	一九九一年	一九九九年十二月二十一日	6,500,000	3,250,000	–	–	3,250,000	3,575,357
	一九九一年	二零零零年二月十一日	3,000,000	1,500,000	–	–	1,500,000	1,650,165
	二零零一年	二零零一年八月十日	35,000,000	17,500,000	–	–	17,500,000	19,251,925
	二零零二年	二零零二年九月二十四日	–	–	–	–	–	–
			62,760,000	31,380,000	–	1,380,000	30,000,000	33,003,299
李文輝先生	一九九一年	一九九六年五月十三日	2,760,000	1,380,000	–	1,380,000	–	–
(董事)	一九九一年	一九九七年七月二十八日	13,500,000*	6,750,000*	–	–	6,750,000*	7,425,742*
	一九九一年	一九九八年一月十九日	3,100,000*	1,550,000*	–	–	1,550,000*	1,705,170*
	一九九一年	一九九八年六月十日	1,000,000	500,000	–	–	500,000	550,055
	一九九一年	一九九九年十二月二十一日	6,700,000*	3,350,000*	–	–	3,350,000*	3,685,368*
	一九九一年	二零零零年二月十一日	3,500,000	1,750,000	–	–	1,750,000	1,925,192
	一九九一年	二零零一年五月二十八日	4,000,000	2,000,000	–	–	2,000,000	2,200,220
	二零零一年	二零零一年八月十日	35,000,000	17,500,000	–	–	17,500,000	19,251,925
	二零零一年	二零零一年八月二十九日	500,000*	250,000*	–	–	250,000*	275,027*
	二零零二年	二零零二年九月二十四日	–	–	–	–	–	–
			70,060,000	35,030,000	–	1,380,000	33,650,000	37,018,699

於二零零二年九月二十四日授出	期內重新分配	期內失效	於二零零二年十二月三十一日尚未行使	行使期	行使價 調整前 港幣元	行使價 調整後# 港幣元	行使價 調整後@ 港幣元
–	–	–	–	一九九六年六月十七日至二零零二年六月十六日	0.9460	3.0963	–
–	–	–	6,875,687	一九九七年八月三十一日至二零零三年八月三十日	0.5330	1.7445	1.5858
–	–	–	1,650,165	一九九八年二月二十二日至二零零四年二月二十一日	0.2200	0.7201	0.6546
–	–	–	3,575,357	二零零零年二月十一日至二零零六年二月十日	0.1400	0.4582	0.4165
–	–	–	1,650,165	二零零零年三月二十一日至二零零六年三月二十日	0.3264	1.0683	0.9711
–	–	–	19,251,925	二零零一年九月十六日至二零零七年九月十五日	0.1000	0.3273	0.2975
224,000	–	–	224,000	二零零二年九月二十四日至二零零八年九月二十三日	–	–	0.1000
224,000	–	–	33,227,299				
–	–	–	–	一九九六年六月十三日至二零零二年六月十二日	0.9460	3.0963	–
–	–	–	7,425,742*	一九九七年八月二十八日至二零零三年八月二十七日	0.5330	1.7445	1.5858
–		–	1,705,170*	一九九八年二月十九日至二零零四年二月十八日	0.2200	0.7201	0.6546
–	–	–	550,055	一九九八年七月二十四日至二零零四年七月二十三日	0.1053	0.3446	0.3132
–	–	–	3,685,368*	二零零零年二月七日至二零零六年二月六日	0.1400	0.4582	0.4165
–	–	–	1,925,192	二零零零年三月十八日至二零零六年三月十七日	0.3264	1.0683	0.9711
–	–	–	2,200,220	二零零一年六月二十九日至二零零七年六月二十八日	0.1000	0.3273	0.2975
–	–	–	19,251,925	二零零一年九月十六日至二零零七年九月十五日	0.1000	0.3273	0.2975
–	–	–	275,027*	二零零一年九月三十日至二零零七年九月二十九日	0.1000	0.3273	0.2975
7,748,000	–	–	7,748,000	二零零二年九月二十四日至二零零八年九月二十三日	–	–	0.1000
7,748,000	–	–	44,766,699				

 

(甲)投資物業(續)

地點	現有用途	契約類別	集團持有百分比
中國廣東省廣州市 天河區天河北京183-187號 大都會廣場 10樓，14，15及16單位	商業	中期	100%
中國福建省福州市鼓樓區 五四路71號 國貿廣場26樓G單位	商業	中期	100%

(乙)持作出售物業

地點	現有用途	契約類別	集團持有百分比
中國上海虹橋區 延安西路第2077號 金橋大廈 23/24字樓01、04、05及08單位、 23字樓02、03、06及07單位、 27/28字樓01、03、06及08單位、 27字樓02及07單位及 28字樓02及07單位	商住	中期	100%
中國北京東城區 建國門內大街7號 光華長安大廈第19層 1903、1905至1912及 1915至1918單位	商住	中期	100%
中國上海浦東新區 外高橋保税區 富特西一路77號 新上海會展廣場 11字樓	商業	中期	100%

(甲)投資物業

地點	現有用途	契約類別	集團持有百分比
新界葵涌青山道 585-609號和記行大廈 地下B1及B2單位、 2字樓B及C單位、 3字樓B單位、 11字樓A-H單位、 12字樓A-B單位、 13字樓A-G單位、 14字樓A-H單位、 15字樓A-H單位、 16字樓A-H單位及車位 (葵涌市地段366號承批 於新批地契5578號)	工業及貨倉	中期	100%
中國廣東省東莞市 大岭山鎮連平管理區 計岭村一幅面積 約47,046平方米土地	工商	中期	100%
兩幅位於中國廣東省中山市 東鳳鎮和平管理區 東阜公路段，永順圍 之土地面積分別約 25,450平方米及4,440平方米	工業	中期	100%
中國四川省成都市 新華大道文武路42號 新時代廣場 24樓A，B及C單位	商業	中期	100%

截至二零零二年十二月三十一日止年度

43. 主要聯營公司

於二零零二年十二月三十一日，主要聯營公司詳情如下：

聯營公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
金羚電器有限公司	中國	50.0	人民幣263,500,000元	製造及買賣洗衣機

董事認為，以上只載列對本集團業績或資產有重要影響之本集團聯營公司。如載列其他聯營公司，董事則認為所佔用之篇幅將會非常冗長。

42. 主要附屬公司(續)

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司(續)				
Wo Kee Joyful Limited	香港	100.0	每股面值港幣1元之股份2,000,000股	公司秘書服務
和記電器服務有限公司	香港	100.0	每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股	提供倉務、送貨及維修保養服務
東莞市先和亞太電器有限公司	中國	100.0	人民幣1,000,000元	經銷空調、電器及電子產品

董事認為，以上只載列對本集團業績或資產有重要影響之本公司附屬公司。如載列其他附屬公司詳情，董事則認為所佔用之篇幅將會非常冗長。

截至二零零二年十二月三十一日止年度

42. 主要附屬公司(續)

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司(續)				
和記電業財務有限公司	香港	100.0	每股面值港幣1元之股份2股	財務及借貸
和記電業有限公司	香港	100.0	每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股	投資控股及經銷影音設備、汽車音響及電子產品、空調及冷凍產品、電器及電子零件
Wo Kee Hong Professional Air Conditioning Pte Ltd	新加坡	93.5	每股面值1新加坡元之股份5,000,000股	經銷空調產品
Wo Kee Hong Trading Sdn. Bhd.(前稱Wo Kee Hong Professional Air Conditioning Sdn. Bhd.)	馬來西亞	100.0	每股面值馬幣1元之普通股份4,200,000股	經銷及裝置空調產品

42. 主要附屬公司*(續)*

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司*(續)*				
Skyline Trading Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Stoneycroft Estates Limited	香港	100.0	每股面值港幣1元之無投票權遞延股份20,000,000股及每股面值港幣1元之普通股份1,000股	物業投資
勵安有限公司	香港	86.0	每股面值港幣100元之股份261,687股	投資控股
Waterfront Company Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Wo Kee Hong Distribution Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股份4,500,000股	經銷家用及汽車音響器材及配件
Wo Kee Hong Electronics Sdn. Bhd.	馬來西亞	100.0	每股面值馬幣1元之普通股份1,000,000股	經銷影音設備

截至二零零二年十二月三十一日止年度

42. 主要附屬公司（續）

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司（續）				
Most Advance International Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	投資控股
New Castle Development Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Number One Enterprises Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Rising Sun Development Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Riverlily Enterprises Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Rogers International Limited	巴哈馬	100.0	每股面值1美元之股份2股	貿易品牌控股
信和工程有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份5,000,000股及每股面值港幣1元之普通股份2股	投資控股
Sincere Overseas Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資

42. 主要附屬公司（*續*）

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司（*續*）				
澳門和記行有限公司	澳門	100.0	葡幣10,000元	買賣影音設備、空調及冷凍產品及提供空調設備及電子用品維修保養服務
Maiden Pink Limited	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
新華景有限公司	香港	100.0	每股面值港幣1元之股份2股	物業控股
買家倉有限公司	香港	100.0	每股面值港幣1元之股份2股	貿易品牌控股
買家倉（香港）有限公司	香港	100.0	每股面值港幣1元之股份1,000,000股	經營貨倉
和記電業（環球）有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份2股及每股面值港幣1元之普通股份1,000股	投資控股
Midtown Company Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資

截至二零零二年十二月三十一日止年度

42. 主要附屬公司 *(續)*

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司 *(續)*				
愛輝有限公司	香港	100.0	每股面值港幣1元之股份2股	物業租賃代理
Ever Rising Investments Limited	香港	100.0	每股面值港幣1元之股份2股	物業投資
Excellent Top Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份180,000股	貿易品牌控股
Flying Colours Company Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Full Moon Overseas Limited	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Haverest Moon Holdings Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
勵駿汽車有限公司	香港	86.0	每股面值港幣10元之股份60,000股	買賣汽車及相關配件及提供汽車維修服務
Jacobean Co. Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Locomotion Enterprises Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資

42. 主要附屬公司

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
直接附屬公司				
Wo Kee Hong (B.V.I.) Limited	英屬處女群島	100.0	每股面值0.01美元之股份30,000股	投資控股
間接附屬公司				
快意汽車有限公司	香港	86.0	每股面值港幣10元之股份10,000股	買賣汽車及相關配件及提供汽車維修服務
Bodyworld International (B.V.I.) Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	貿易品牌控股
Cliven Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股10股	投資控股
Corich Enterprises Inc.	英屬處女群島	100.0	每股面值1美元之股份100股	投資控股
East Wood Offshore Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Eight Wonders Company Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資

截至二零零二年十二月三十一日止年度

41. 優先認股權計劃（續）

計劃類別	授出日期	二零零一年一月一日 尚未行使	年內授出	年內失效
一九九一年	一九九六年五月十三日	6,120,000	–	–
一九九一年	一九九七年七月二十八日	27,000,000*	–	–
一九九一年	一九九八年一月十九日	6,100,000*	–	–
一九九一年	一九九八年六月十日	1,000,000	–	–
一九九一年	一九九九年十二月二十一日	13,500,000*	–	–
一九九一年	二零零零年二月十一日	7,000,000	–	–
一九九一年	二零零一年一月十八日	–	23,960,000*	23,700,000*
一九九一年	二零零一年五月二十八日	–	24,000,000	–
二零零一年	二零零一年八月十日	–	106,000,000	–
二零零一年	二零零一年八月二十九日	–	1,000,000*	–
總計：		60,720,000	154,960,000	23,700,000

* 包括授予李文輝先生之配偶之優先認股權。

年內因僱員（包括董事）接納優先認股權而收取之總代價為港幣37元（二零零一年：港幣30元）。

年內所授出優先認股權之價值並無於損益表內確認為支出（二零零一年：無）。

二零零一年十二月三十一日尚未行使	行使期	行使價 港幣元
6,120,000	一九九六年六月十三日至二零零二年六月十六日	0.9460
27,000,000 *	一九九七年八月二十八日至二零零三年八月三十日	0.5330
6,100,000 *	一九九八年二月十九日至 二零零四年二月二十一日	0.2200
1,000,000	一九九八年七月二十四日至二零零四年七月二十三日	0.1053
13,500,000 *	二零零零年二月六日至二零零六年二月十日	0.1400
7,000,000	二零零零年三月十八日至二零零六年三月二十一日	0.3264
260,000	二零零一年三月六日至二零零七年三月五日	0.1000
24,000,000	二零零一年六月二十九日至二零零七年六月二十九日	0.1000
106,000,000	二零零一年九月十四日至二零零七年九月十八日	0.1000
1,000,000 *	二零零一年九月三十日至二零零七年九月二十九日	0.1000
191,980,000		

 

41. 優先認股權計劃(續)

由董事持有之優先認股權(已包含於上表)之詳情如下:

計劃類別	授出日期	於二零零二年一月一日尚未行使		於二零零二年六月四日授出	期內失效	於二零零二年六月三十日尚未行使	
		調整前	調整後#			調整前	調整後@
一九九一年	一九九六年五月十三日	6,120,000	3,060,000	–	3,060,000	–	–
一九九一年	一九九七年七月二十八日	27,000,000*	13,500,000*	–	–	13,500,000*	14,851,484*
一九九一年	一九九八年一月十九日	6,100,000*	3,050,000*	–	–	3,050,000*	3,355,335*
一九九一年	一九九八年六月十日	1,000,000	500,000	–	–	500,000	550,055
一九九一年	一九九九年十二月二十一日	13,500,000*	6,750,000*	–	–	6,750,000*	7,425,741*
一九九一年	二零零零年二月十一日	7,000,000	3,500,000	–	–	3,500,000	3,850,384
一九九一年	二零零一年一月十八日	260,000	130,000	–	–	130,000	143,014
一九九一年	二零零一年五月二十八日	24,000,000	12,000,000	–	–	12,000,000	13,201,320
二零零一年	二零零一年八月十日	106,000,000	53,000,000	–	–	53,000,000	58,305,830
二零零一年	二零零一年八月二十九日	1,000,000*	500,000*	–	–	500,000*	550,054*
二零零二年	二零零二年六月四日	–	–	4,400,000	–	4,400,000	4,840,484
二零零二年	二零零二年九月二十四日	–	–	–	–	–	–
總計:		191,980,000	95,990,000	4,400,000	3,060,000	97,330,000	107,073,701

* 包括授予李文輝先生之配偶之優先認股權。

** Barry John BUTTIFANT先生曾為本公司之執行董事,於二零零二年十一月七日辭任。

於彼辭任前已獲授之優先認股權因此重新分配到授予「持續合約僱員」之優先認股權。

根據一九九一年計劃及二零零一年計劃授出之優先認股權數目,以及各自之認購價已就分別於二零零二年三月及四月完成之股本重組及供股連紅股發行作出調整。

@ 根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出之優先認股權數目,以及各自之認購價已就於二零零二年九月完成之股本重組及紅股發行作出調整。

於二零零二年九月二十四日授出	期內重新分配	期內失效	於二零零二年十二月三十一日尚未行使	行使期	行使價		
					調整前 港幣元	調整後# 港幣元	調整後@ 港幣元
–	–	–	–	一九九六年六月十三日至二零零二年六月十六日	0.9460	3.0963	–
–	–	–	14,851,484*	一九九七年八月二十八日至二零零三年八月三十日	0.5330	1.7445	1.5858
–	–	–	3,355,335*	一九九八年二月十九日至二零零四年二月二十一日	0.2200	0.7201	0.6546
–	–	–	550,055	一九九八年七月二十四日至二零零四年七月二十三日	0.1053	0.3446	0.3132
–	–	–	7,425,741*	二零零零年二月六日至二零零六年二月十日	0.1400	0.4582	0.4165
–	–	–	3,850,384	二零零零年三月十八日至二零零六年三月二十一日	0.3264	1.0683	0.9711
–	–	–	143,014	二零零一年三月六日至二零零七年三月五日	0.1000	0.3273	0.2975
–	(11,001,100)**	–	2,200,220	二零零一年六月二十九日至二零零七年六月二十九日	0.1000	0.3273	0.2975
–	(19,251,925)**	–	39,053,905	二零零一年九月十四日至二零零七年九月十八日	0.1000	0.3273	0.2975
–	–	–	550,054*	二零零一年九月三十日至二零零七年九月二十九日	0.1000	0.3273	0.2975
–	–	–	4,840,484	二零零二年六月四日至二零零八年六月三日	–	0.1584	0.1440
16,928,000	(7,748,000)**	–	9,180,000	二零零二年九月二十四日至二零零八年九月二十三日	–	–	0.1000
16,928,000	(38,001,025)	–	86,000,676				

截至二零零二年十二月三十一日止年度

41. 優先認股權計劃（續）

計劃類別	授出日期	二零零一年一月一日 尚未行使	年內授出	年內失效
一九九一年	一九九六年五月十三日	11,556,000	–	237,600
一九九一年	一九九七年七月二十八日	30,000,000	–	–
一九九一年	一九九八年一月十九日	8,518,000	–	204,000
一九九一年	一九九八年六月十日	1,000,000	–	–
一九九一年	一九九九年十二月二十一日	15,408,000	–	60,000
一九九一年	二零零零年二月十一日	9,490,000	–	1,160,000
一九九一年	二零零零年九月八日	3,000,000	–	–
一九九一年	二零零一年一月十八日	–	24,160,000	23,700,000
一九九一年	二零零一年五月二十八日	–	24,000,000	–
二零零一年	二零零一年八月十日	–	106,000,000	–
二零零一年	二零零一年八月二十九日	–	4,700,000	–
二零零一年	二零零一年十一月二十三日	–	1,000,000	–
總計：		78,972,000	159,860,000	25,361,600

二零零一年十二月三十一日尚未行使	行使期	行使價 港幣元
11,318,400	一九九六年六月十三日至二零零二年六月三十日	0.9460
30,000,000	一九九七年八月二十八日至二零零三年九月十日	0.5330
8,314,000	一九九八年二月十九日至二零零四年三月十二日	0.2200
1,000,000	一九九八年七月二十四日至二零零四年七月二十三日	0.1053
15,348,000	二零零零年二月一日至二零零六年三月二十一日	0.1400
8,330,000	二零零零年三月十八日至二零零六年三月二十一日	0.3264
3,000,000	二零零零年十一月五日至二零零六年十一月四日	0.1413
460,000	二零零一年三月六日至二零零七年三月十四日	0.1000
24,000,000	二零零一年六月二十九日至二零零七年六月二十九日	0.1000
106,000,000	二零零一年九月十四日至二零零七年九月十八日	0.1000
4,700,000	二零零一年九月三十日至二零零七年九月三十日	0.1000
1,000,000	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1000
213,470,400		



截至二零零二年十二月三十一日止年度

41. 優先認股權計劃（續）

下表披露本公司僱員（包括董事）於年內所持優先認股權以及該等股權變動之詳情：

計劃類別	授出日期	於二零零二年一月一日尚未行使		於二零零二年六月四日授出	期內失效	於二零零二年六月三十日尚未行使	
		調整前	調整後#			調整前	調整後@
一九九一年	一九九六年五月十三日	11,318,400	5,659,200	–	5,659,200	–	–
一九九一年	一九九七年七月二十八日	30,000,000	15,000,000	–	500,000	14,500,000	15,951,594
一九九一年	一九九八年一月十九日	8,314,000	4,157,000	–	223,000	3,934,000	4,327,817
一九九一年	一九九八年六月十日	1,000,000	500,000	–	–	500,000	550,055
一九九一年	一九九九年十二月二十一日	15,348,000	7,674,000	–	252,500	7,421,500	8,164,437
一九九一年	二零零零年二月十一日	8,330,000	4,165,000	–	500,000	3,665,000	4,031,901
一九九一年	二零零零年九月八日	3,000,000	1,500,000	–	–	1,500,000	1,650,165
一九九一年	二零零一年一月十八日	460,000	230,000	–	100,000	130,000	143,014
一九九一年	二零零一年五月二十八日	24,000,000	12,000,000	–	–	12,000,000	13,201,320
二零零一年	二零零一年八月十日	106,000,000	53,000,000	–	–	53,000,000	58,305,830
二零零一年	二零零一年八月二十九日	4,700,000	2,350,000	–	100,000	2,250,000	2,475,242
二零零一年	二零零一年十一月二十三日	1,000,000	500,000	–	–	500,000	550,055
二零零二年	二零零二年六月四日	–	–	27,150,000	–	27,150,000	29,867,981
二零零二年	二零零二年九月二十四日	–	–	–	–	–	–
總計：		213,470,400	106,735,200	27,150,000	7,334,700	126,550,500	139,219,411

\# 根據一九九一年計劃及二零零一年計劃授出之優先認股權數目，以及各自之認購價已就分別於二零零二年三月及四月完成之股本重組及供股連紅股發行作出調整。

@ 根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出之優先認股權數目，以及各自之認購價已就於二零零二年九月完成之股本重組及紅股發行作出調整。

於二零零二年九月二十四日授出	期內重新分配	期內失效	於二零零二年十二月三十一日尚未行使	行使期	行使價 調整前 港幣元	行使價 調整後# 港幣元	行使價 調整後@ 港幣元
–	–	–	–	一九九六年六月十三日至二零零二年六月三十日	0.9460	3.0963	–
–	–	–	15,951,594	一九九七年八月二十八日至二零零三年九月十日	0.5330	1.7445	1.5858
–	–	22,002	4,305,815	一九九八年二月十九日至二零零四年三月十二日	0.2200	0.7201	0.6546
–	–	–	550,055	一九九八年七月二十四日至二零零四年七月二十三日	0.1053	0.3446	0.3132
–	–	14,300	8,150,137	二零零零年二月一日至二零零六年三月二十一日	0.1400	0.4582	0.4165
–	–	–	4,031,901	二零零零年三月十八日至二零零六年三月二十一日	0.3264	1.0683	0.9711
–	–	–	1,650,165	二零零零年十一月五日至二零零六年十一月四日	0.1413	0.4625	0.4204
–	–	–	143,014	二零零一年三月六日至二零零七年三月十四日	0.1000	0.3273	0.2975
–	–	–	13,201,320	二零零一年六月二十九日至二零零七年六月二十九日	0.1000	0.3273	0.2975
–	–	–	58,305,830	二零零一年九月十四日至二零零七年九月十八日	0.1000	0.3273	0.2975
–	–	–	2,475,242	二零零一年九月三十日至二零零七年九月三十日	0.1000	0.3273	0.2975
–	–	–	550,055	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1000	0.3273	0.2975
–	–	–	29,867,981	二零零二年六月四日至二零零八年六月三日	–	0.1584	0.1440
16,928,000	–	–	16,928,000	二零零二年九月二十四日至二零零八年九月二十三日	–	–	0.1000
16,928,000	–	36,302	156,111,109				

41. 優先認股權計劃*(續)*

於二零零二年三月十五日獲准之股本重組

二零零二年三月十五日股東特別大會通過決議案，批准股本重組(「重組一」)，當中涉及股本削減、股份拆細及股份合併，以及供股連紅股發行(基準為每認購一股供股股份獲發三股紅股，股款須於接納時繳足)。

重組一以及供股連紅股發行詳情見於二零零二年二月二十日及二零零二年三月十五日之本公司通函及章程內。

於二零零二年九月十八日獲准之股本重組

根據二零零二年九月十八日股東特別大會通過的決議案，另一項股本重組(「重組二」)獲得批准，當中涉及股份溢價賬削減、註銷累積虧損、股份合併，以及向股東發行紅股(基準為每一股合併股份獲發十股紅股)。

有關重組二以及紅股發行詳情，載錄於二零零二年八月二十三日之本公司通函內。

於二零零二年十二月三十一日，根據一九九一年計劃、二零零一年計劃及二零零二年計劃已授出及尚未行使之優先認股權所涉及之股份數目分別為47,984,001股、61,331,127股及46,795,981股(二零零一年：分別為101,770,400股、111,700,000股及無)，分別佔當日本公司已發行股本6.2%、7.9%及6.0%(二零零一年：分別佔7.2%、7.9%及無)。

41. 優先認股權計劃(續)

二零零二年計劃(續)

授出優先認股權予本公司董事、行政總裁或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。就上述規則，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於採納二零零二年計劃當日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與者授出之優先認股權涉及之股份數目不得超過本公司不時之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

參與者可於獲提出授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日內的股份收市價平均數；或本公司股份面值。

41. 優先認股權計劃 *(續)*

二零零一年計劃 *(續)*

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後，接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後，將不再授出優先認股權，惟在所有其他方面，二零零一年計劃之條款仍將有效，及所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

二零零二年計劃

於二零零一年八月二十三日，聯交所宣佈修訂上市規則第17章並於二零零一年九月一日生效。為符合上市規則修訂及聯交所之公佈內容，本公司於二零零二年五月三十日採納新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎參與人對本集團所作出之貢獻，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股權之任何公司作出貢獻。二零零二年計劃為自採納日期起第十周年屆滿。

根據二零零二年計劃，本公司董事會可全權酌情決定向與本公司、其附屬公司及本集團持有任何股權之任何公司有關之以下參與人授予優先認股權：

1. 合資格僱員(包括董事)；或
2. 供應商或客戶；或
3. 提供研究、開發或其他技術支援之任何人士或公司；或
4. 股東；或
5. 任何業務合縱人、合營企業合縱人、財務顧問及法律顧問之任何僱員、合夥人或董事。

41. 優先認股權計劃

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃（「一九九一年計劃」），主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員，包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後，接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在香港聯合交易所有限公司（「聯交所」）之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃（「二零零一年計劃」），主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃，董事可授出優先認股權予任何全職僱員，包括本公司及其附屬公司之執行及非執行董事，以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

38. 經營租賃安排（*續*）

經營租賃付款指本集團就若干辦公室物業之應付租金。租賃之平均年期為兩年而租金則平均一年釐定一次。

於結算日，本公司並無不可取消之經營租賃承擔(二零零一年：無)。

39. 或然負債

於結算日，本集團及本公司未列入財務報表之或然負債如下：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	港幣千元	**港幣千元**	港幣千元
為附屬公司獲取銀行信貸及其他貸款作出擔保	**–**	–	**158,822**	222,423
其他擔保	**–**	2,141	**3,120**	5,097
	–	2,141	**161,942**	227,520

40. 資產抵押

於結算日，本集團以若干土地及樓宇、投資物業及持作出售物業之賬面淨值合共港幣349,952,000元(二零零一年：港幣355,227,000元)，與及一家附屬公司之全部資產港幣12,617,000元(二零零一年：港幣9,096,000元)作為抵押，藉以為本集團取得有抵押銀行信貸及供應商信貸。

38. 經營租賃安排

本集團為出租人

本年度物業租金收入經扣除港幣4,472,000元支出(二零零一年：港幣3,722,000元)為港幣7,143,000元(二零零一年：港幣8,112,000元)。該物業於未來兩年均擁有承擔租客。

於結算日，本集團與租客定約之未來最低租賃付款如下：

	二零零二年 港幣千元	二零零一年 港幣千元
於一年內	**10,316**	8,765
第二年至第五年(包括首尾兩年)	**3,733**	4,189
	14,049	12,954

本集團為承租人

	二零零二年 港幣千元	二零零一年 港幣千元
本年度損益表已確認根據經營租賃繳付之最低付款額	**9,396**	16,986

於結算日，本集團不可取消之經營租賃承擔如下：

	二零零二年 港幣千元	二零零一年 港幣千元
一年內	**6,422**	6,641
第二至第五年(包括首尾兩年)	**2,160**	2,914
	8,582	9,555

37. 與關連人士之交易

除上文附註第23、29及30項所披露之關連人士貸款外，本集團於本年度內與關連人士進行下列交易：

	二零零二年 **港幣千元**	二零零一年 港幣千元
付予一位董事之利息支出	**295**	733
付予一家關連公司之利息支出	**417**	–
由關連人士給予之利息收入	**74**	–
付予一間關連公司之管理費及代理費	**3,359**	3,531
售貨予一家關連公司	**950**	–
收取自一家關連公司之保養服務收入	**454**	–

有關付予一名董事之利息支出乃由有關各方協定。利率介乎每年4.5%至10%。

有關付予一家關連公司之利息支出及收取自一位關連人士之利息收入乃由董事按估計市場利率釐定。

有關付予一家關連公司之管理費及代理費及售貨交易之價格乃由董事按估計市場價值釐定。

35. 附屬公司清盤

附屬公司清盤之影響概要如下：

	二零零二年 港幣千元	二零零一年 港幣千元
資產淨值撇銷：		
投資證券	529	–
存貨	48	–
貿易往來及其他應收賬款	6,269	974
貿易往來及其他應付賬款	(25,041)	–
應付票據	(738)	–
應付稅項	(168)	–
融資租賃債務	(81)	–
貸款	(6,071)	–
	(25,253)	974
清盤時解除之匯兑儲備	(1,032)	–
清盤時解除之資本儲備	(1,434)	–
清盤之(盈利)虧損	(27,719)	974

本年度清盤之附屬公司對本集團現金流量及業績並無重大影響。

36. 主要非現金交易

本年度內，本集團動用出售本集團於其聯營公司之全部股權之所得款項償還部份供應商貸款港幣71,837,000元。

截至二零零一年十二月三十一日止年度，本集團曾以融資租賃方式購入物業、廠房及設備。添置物業、廠房及設備之成本為港幣320,000元。

截至二零零二年十二月三十一日止年度

34. 購買附屬公司

	二零零二年 港幣千元	二零零一年 港幣千元
購買資產淨值：		
物業、廠房及設備	–	1,428
存貨	–	37,509
貿易往來及其他應收賬款	–	16,456
銀行結存及現金	–	2,305
貿易往來及其他應付賬款	–	(57,493)
税項	–	(350)
少數股東權益	–	6,746
少數股東貸款	–	(3,096)
其他貸款	–	(4,500)
	–	(995)
自應佔聯營公司權益轉入	–	18,186
	–	17,191
償付：		
應收賬款轉撥	–	17,191
有關購買附屬公司之現金流入淨額分析：		
銀行結存及現金購買	–	2,305

於二零零一年購入之附屬公司為集團提供現金運作流轉淨額港幣4,489,000元，淨投資回報及融資服務支出港幣1,302,000元，繳付税項港幣589,000元，投資活動耗用港幣1,577,000元及融資活動集資港幣3,211,000元。

於二零零一年購入之附屬公司為本集團之營業額及經營溢利分別帶來港幣243,378,000元及港幣6,122,000元。

33. 出售附屬公司

出售附屬公司之影響概要如下：

	二零零二年	二零零一年
	港幣千元	港幣千元
出售資產淨值：		
物業、廠房及設備	**–**	3,826
投資證券	**160**	–
存貨	**–**	747
貿易往來及其他應收賬款	**–**	3,924
銀行結存及現金	**–**	1,167
貿易往來及其他應付賬款	**–**	(10,963)
融資租賃債務	**–**	(202)
少數股東權益	**–**	(441)
	160	(1,942)
於出售時實現之滙兌儲備	**–**	(251)
出售附屬公司之盈利	**–**	3,543
	160	1,350
償付：		
貿易往來及其他應收賬款	**–**	1,350
現金	**160**	–
出售產生之現金流入(流出)淨額：		
現金代價	**160**	–
銀行結存及現金出售	**–**	(1,167)
	160	(1,167)

兩個年度出售之附屬公司對本集團現金流量、營業額及經營業績並無重大影響。

截至二零零二年十二月三十一日止年度

32. 遞延稅項（*續*）

本年度未確認之遞延稅項撥付（回撥）款額如下：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	港幣千元	**港幣千元**	港幣千元
時差之稅務影響，原因為：				
免稅額超出（不足）物業、廠房及設備之折舊	**1**	437	**(52)**	106
已動用（產生）稅項虧損	**2,637**	7,148	**(2,187)**	(1,754)
其他時差	**584**	(778)	**–**	–
	3,222	6,807	**(2,239)**	(1,648)

遞延稅項並未因重估租賃土地及樓宇及物業投資產生增減而確認，原因為出售該等資產所產生之盈虧將毋須繳納稅款。因此，重估所產生之增減不會構成時差。

32. 遞延稅項（續）

於結算日，已確認及未確認之遞延稅項負債（資產）之主要部份如下：

	已確認		未確認	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	港幣千元	**港幣千元**	港幣千元
本集團				
免稅額超出物業、廠房及設備之折舊	**4**	–	**199**	198
稅項虧損	**–**	–	**(148,591)**	(151,228)
其他時差	**13**	13	**(241)**	(825)
	17	13	**(148,633)**	(151,855)
本公司				
免稅額超出物業、廠房及設備之折舊	**–**	–	**69**	121
稅項虧損	**–**	–	**(14,135)**	(11,948)
	–	–	**(14,066)**	(11,827)

由於不能確定稅項虧損是否在可見將來獲使用，因此有關可用作抵銷日後盈利稅項虧損而產生的遞延稅項資產並未於財務報表中確認。

截至二零零二年十二月三十一日止年度

29. 貸款（續）

附註：（續）

於二零零一年十二月三十一日，餘額中港幣4,632,000元為無抵押及按新加坡發展銀行提供之最優惠貸款利率計息。貸款於一間附屬公司清盤時已全數解除。

關連公司由本公司若干董事控制。

丙. 一家供應商之貸款乃以本集團物業作抵押，按年利率2.5%計息及分十期每半年償還，第一期由二零一二年六月三十日開始。

於二零零一年十二月三十一日，一家供應商之貸款結餘為無抵押，按年利率3%-3.3%計息及按通知即時償還。

30. 少數股東貸款

該貸款為無抵押、免息及並無固定還款期，少數股東已同意自結算日起計十二個月內不會要求償還該貸款，因此該數額已分類為非本年度負債。

31. 其他貸款

該貸款為無抵押及免息，並已於本年度全數償還。

32. 遞延稅項

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	港幣千元	**港幣千元**	港幣千元
於一月一日	**13**	13	**–**	–
本年度撥付（附註第13項）	**4**	–	**–**	–
於十二月三十一日	**17**	13	**–**	–

29. 貸款 *(續)*

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	港幣千元	**港幣千元**	港幣千元
上述貸款屆滿期如下：				
一年內	**74,296**	242,676	**12,000**	–
一年以上，但不超過兩年	**10,924**	21,044	**–**	–
兩年以上，但不超過五年	**6,779**	39,354	**–**	–
五年以上	**136,247**	26,117	**–**	–
	228,246	329,191	**12,000**	–
減去：一年內到期應付款項（列於流動負債項下）	**(74,296)**	(242,676)	**(12,000)**	–
一年後到期應付款項	**153,950**	86,515	**–**	–

附註：

甲. 一位董事之貸款為無抵押及無固定還款期。貸款結餘中港幣12,000,000元(二零零一年：無)以年利率10%(二零零一年：無)計息，餘額為免息。

於二零零一年十二月三十一日之董事貸款為無抵押，按年利率4.5%計息及無固定還款期。

乙. 關連公司之貸款為無抵押及無固定還款期。貸款結餘中港幣4,475,000元(二零零一年：港幣9,000,000元)按最優惠貸款利率加1%計息，餘額為免息。

28. 融資租賃債務（*續*）

本集團之政策是以融資租賃形式租賃若干傢俬、裝置及設備。平均年期為六年。於截至二零零二年十二月三十一日止年度，平均有效借貸利率為年利率約6%(二零零一年：7%)，利率在合約日期定立。所有租貸以定期還款為基準及並無就或然租金付款作出安排。

本集團之融資租賃債務由出租人對租賃資產之押記作抵押。

29. 貸款

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	港幣千元	**港幣千元**	港幣千元
銀行貸款及透支：				
有抵押	**75,214**	88,167	**–**	–
無抵押	**1,837**	7,477	**–**	–
	77,051	95,644	**–**	–
董事之無抵押貸款（附註甲）	**15,725**	14,932	**12,000**	–
關連公司之無抵押貸款（附註乙）	**4,755**	15,232	**–**	–
一家供應商之有抵押貸款（附註丙）	**130,715**	–	**–**	–
一家供應商之無抵押貸款（附註丙）	**–**	203,383	**–**	–
	228,246	329,191	**12,000**	–

28. 融資租賃債務 *(續)*

	最低租賃付款		最低租賃付款現值	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	港幣千元	**港幣千元**	港幣千元
本公司				
根據融資租賃之應付數額：				
於一年內	**14**	33	**10**	24
第二年至第五年（包括首尾兩年）	**–**	14	**–**	10
	14	47	**10**	34
減去：未來融資費用	**(4)**	(13)	**不適用**	不適用
租賃債務現值	**10**	34	**10**	34
分析如下：				
列於流動負債項下一年內到期之數額			**10**	24
一年後到期之數額			**–**	10
			10	34

截至二零零二年十二月三十一日止年度

28. 融資租賃債務

	最低租賃付款		最低租賃付款現值	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	港幣千元	**港幣千元**	港幣千元
本集團				
根據融資租賃之應付數額：				
於一年內	**110**	165	**92**	132
第二年至第五年（包括首尾兩年）	**354**	483	**300**	367
五年以上	**–**	60	**–**	50
	464	708	**392**	549
減去：未來融資費用	**(72)**	(159)	**不適用**	不適用
租賃債務現值	**392**	549	**392**	549
分析如下：				
列於流動負債項下一年內到期之數額			**92**	132
一年後到期之數額			**300**	417
			392	549

27. 儲備

本集團之其他儲備港幣261,269,000元(二零零一年：無)為根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬之不可分派儲備。股本重組之詳情載於附註第26項。

根據百慕達一九八一年公司法(經修訂)，本公司之繳入盈餘賬為可供分派。然而，本公司不得在以下情況下宣派或派付股息，或從繳入盈餘作出分派：

(甲) 現時或將於付款後無法如期償還其負債；或

(乙) 其資產之可變現值將因而低於其負債及其已發行股本與股份溢價賬之總和。

董事認為，於二零零二年十二月三十一日，本公司之可供分派儲備包括繳入盈餘港幣266,484,000元(扣除累計虧損港幣205,040,000元)(二零零一年：無)。

26. 股本 *(續)*

(1) 根據二零零二年三月十五日股東特別大會通過之決議案，於股本重組完成後，本公司之法定股本由港幣350,000,000元(分為3,500,000,000股每股面值港幣0.10元之股份)削減至港幣210,521,753.37元(分為21,052,175,337股每股面值港幣0.01元之股份)。股本重組涉及：(i)藉註銷本公司已發行股份之每股繳足股本港幣0.099元，本公司已發行股本中每股已發行股份之現有繳足股本及面值由港幣0.10元削減至港幣0.001元(「已削減股份」)；(ii)本公司每股法定但未發行股份拆細為十股每股面值港幣0.01元之股份；(iii)每十股已削減股份合併為一股已發行股份；(iv)因削減本公司每股已發行股份之繳足股本港幣0.099元而產生之進賬約港幣139,478,000元，轉撥至繳入盈餘賬及悉數運用以註銷本公司部份累計虧損；及(v)本公司股份溢價賬之結餘約港幣343,542,000元轉撥至繳入盈餘賬及用作註銷本公司累計虧損之結餘。

(2) 根據二零零二年三月十五日之同一次股東特別大會通之另一項決議案，按每股港幣0.35元之價格供股發行不少於140,887,117股每股面值港幣0.01元之股份連同紅股發行，供股基準為於記錄日期所持有每股供股股份獲供一股供股股份，紅股發行之基準為所認購之每股供股股份獲發三股紅股，股款須於接納時繳足。

(3) 根據二零零二年九月十八日之股東特別大通過之決議案：(i)本公司股份溢價賬之結餘約港幣426,127,000元轉撥至繳入盈餘賬；(ii)本公司繳入盈餘賬之結餘約港幣94,414,000元用作註銷本公司累計虧損之結餘；(iii)每十股面值港幣0.01元之已發行及未發行股份合併為一股面值港幣0.10元之已發行股份；及(iv)本公司法定股本由港幣210,521,753.37元增加至港幣350,000,000元。

(4) 根據二零零二年九月十八日之同一次股東特別大會通過之另一項決議案，本公司利用其繳入盈餘賬之結餘按每股合併股份發行十股紅股，合共發行704,435,580股紅股並入賬列作繳足。

26. 股本

	本集團及本公司	
	股份數目	面值
		港幣千元
法定股本：		
於二零零一年一月一日及於二零零二年一月一日—每股面值港幣0.10元	3,500,000,000	350,000
註銷1,408,871,178股已發行股份之繳足股本每股港幣0.099元	–	(139,478)
將十股已削減股本之已發行股份合併為一股每股面值港幣0.01元之股份	(1,267,984,061)	–
將一股未發行股份拆細為十股每股面值港幣0.01元之股份	18,820,159,398	–
將十股已發行股份合併為一股每股面值港幣0.10元之股份	(18,946,957,804)	–
增加法定股本	1,394,782,467	139,478
於二零零二年十二月三十一日—每股面值港幣0.10元	3,500,000,000	350,000
已發行及繳足股本：		
於二零零一年一月一日—每股面值港幣0.10元	1,405,071,178	140,507
根據私人配售所發行股份	5,000,000	500
註銷所購回之本身股份	(1,200,000)	(120)
於二零零二年一月一日—每股面值港幣0.10元	1,408,871,178	140,887
註銷1,408,871,178股已發行股份之繳足股本每股港幣0.099元	–	(139,478)
將十股已削減股本之已發行股份合併為一股每股面值港幣0.01元之股份	(1,267,984,061)	–
供股時所發行股份	140,887,117	1,409
紅股發行時所發行股份	422,661,351	4,226
將十股已發行股份合併為一股每股面值港幣0.10元之股份	(633,992,027)	–
紅股發行時所發行股份	704,435,580	70,444
於二零零二年十二月三十一日—每股面值港幣0.10元	774,879,138	77,488



25. 貿易往來及其他應付賬款

本集團

於結算日，其貿易往來應付賬款之賬齡分析如下：

	二零零二年 **港幣千元**	二零零一年 港幣千元
三十天以內	**5,474**	6,598
三十天以上	**2,630**	1,218
六十天以上	**2,621**	1,278
九十天以上	**4,167**	1,044
一年以上	**1,569**	25,749
貿易往來應付賬款總額	**16,461**	35,887
客戶按金、應付費用及其他應付賬款	**58,871**	67,152
	75,332	103,039

23. 應收關連人士款項

應收關連人士款項之詳情如下：

	本集團			本公司		
關連人士名稱	於二零零二年十二月三十一日之結餘 港幣千元	於二零零二年一月一日之結餘 港幣千元	年內最高未償還款額 港幣千元	於二零零二年十二月三十一日之結餘 港幣千元	於二零零二年一月一日之結餘 港幣千元	年內最高未償還款額 港幣千元
Herbert ADAMCZYK先生(附註(1))	**2,082**	–	2,082	–	–	–
Panasa (Malaysia) Sdn. Bhd.(附註(2))	**248**	–	248	–	–	–
嘉耀製作有限公司(附註(2))	–	2,015	2,015	–	1,134	1,134
B & O Web Studio Limited(附註(2))	–	82	82	–	25	25
	2,330	2,097		–	1,159	

附註：

(1) 該款額為無抵押，按香港上海滙豐銀行有限公司提供之最優惠借貸利率計息，以及無固定還款期。

Herbert ADAMCZYK先生為本公司附屬公司之董事。

(2) 該等款額為無抵押、免息及無固定還款期。

關連公司由本公司董事控制。

24. 其他投資

	本集團		本公司	
	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元
有牌價證券	**73**	184	**36**	36

證券於聯交所上市及以市值計算。

截至二零零二年十二月三十一日止年度

22. 融資租賃應收款項

本集團

	最低租賃付款		最低租賃付款現值	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	港幣千元	**港幣千元**	港幣千元
融資租賃應收款項如下：				
一年內	–	376	–	355
減去：未賺取之財務收益	–	(21)	–	不適用
最低租賃付款之應收款項現值	–	355	–	355
分析如下：				
現年度融資租賃應收款項（一年內可收回）			–	355

本集團就若干設備定立財務租賃安排，財務租賃之年期為五年。租賃之利率均於合約日期定立。於二零零一年十二月三十一日之融資租賃應收款項之利率為年利率6%。融資租賃安排已於年內完成。

20. 存貨

	本集團	
	二零零二年	二零零一年
	港幣千元	港幣千元
製成品	**84,234**	74,693
零件	**12,206**	11,176
	96,440	85,869

列入上述項目者乃港幣15,692,000元(二零零一年:港幣22,225,000元)之製成品及港幣2,684,000元(二零零一年:港幣380,000元)之零件,均以可變現淨值列賬。

21. 貿易往來及其他應收賬款

本集團

本集團給予客戶平均三十至九十天之信貸期。其貿易往來應收賬之賬齡分析如下:

	二零零二年	二零零一年
	港幣千元	港幣千元
三十天以內	**18,608**	20,403
三十天以上	**9,503**	11,131
六十天以上	**1,289**	498
九十天以上	**2,108**	2,236
一年以上	**1,370**	753
貿易往來應收賬款總額	**32,878**	35,021
訂金、預付款及其他應收賬款	**26,415**	24,247
	59,293	59,268

 

截至二零零二年十二月三十一日止年度

18. 聯營公司權益（續）

以下資料乃摘錄本集團其中聯營公司之經審核財務報表：

	金羚電器有限公司	
	二零零二年	二零零一年
	港幣千元	港幣千元
經營業績		
營業額	**458,801**	401,099
折舊	**17,556**	17,595
除稅前虧損	**(23,266)**	(8,344)
本集團應佔除稅前虧損	**(11,633)**	(4,172)
財務狀況		
非流動資產	**222,840**	383,259
流動資產	**351,409**	312,876
流動負債	**(323,103)**	(293,906)
非流動負債	**(20,135)**	(134,986)
股東權益	**231,011**	267,243
本集團應佔股東權益	**115,506**	133,622

19. 證券投資

	本集團	
	二零零二年	二零零一年
	港幣千元	港幣千元
無牌價股份，成本值	**75**	75
俱樂部債券，按成本值減減值虧損	**627**	1,372
	702	1,447

按董事意見，證券投資之最低價值均可值回賬面值。

17. 投資於附屬公司

	本公司	
	二零零二年	二零零一年
	港幣千元	港幣千元
無牌價股份，成本值	**293,504**	293,504

本公司於二零零二年十二月三十一日之主要附屬公司資料列載於附註第42項內。

18. 聯營公司權益

	本集團	
	二零零二年	二零零一年
	港幣千元	港幣千元
應佔資產淨值	**115,533**	133,622
應收聯營公司款項	**–**	56,454
	115,533	190,076

本集團於二零零二年十二月三十一日之主要聯營公司資料列載於附註第43項內。

截至二零零二年十二月三十一日止年度

16. 物業、廠房及設備(續)

本集團傢俬、裝置及設備之賬面淨值包括價值港幣328,000元(二零零一年：港幣486,000元)之融資租賃資產。

倘若土地及樓宇按估值反映而尚未重估，則會按歷史成本扣除累積折舊港幣11,459,000元(二零零一年：港幣11,751,000元)列於財務報表內。

本集團賬面淨值約港幣3,607,000元之土地及樓宇已予抵押，以獲得一位供應商向本集團提供貸款。

本公司	物業裝修	傢俬、裝置及設備	汽車	總額
	港幣千元	港幣千元	港幣千元	港幣千元
成本值				
於二零零二年一月一日	6,606	21,531	2,385	30,522
添置	–	148	680	828
於二零零二年十二月三十一日	6,606	21,679	3,065	31,350
累積折舊				
於二零零二年一月一日	6,263	20,600	1,620	28,483
本年度折舊	188	815	413	1,416
於二零零二年十二月三十一日	6,451	21,415	2,033	29,899
賬面淨值				
於二零零二年十二月三十一日	155	264	1,032	1,451
於二零零一年十二月三十一日	343	931	765	2,039

本公司傢俬、裝置及設備之賬面淨值包括價值港幣零元(二零零一年：港幣24,000元)之融資租賃資產。

16. 物業、廠房及設備

本集團	在香港根據中期契約持有之土地及樓宇	物業裝修	傢俬、裝置及設備	機器及工具	汽車	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本值或估值						
於二零零二年一月一日	210,486	18,957	49,006	8,051	9,304	295,804
匯兑差額	–	3	71	11	93	178
添置	–	1,031	1,929	476	3,209	6,645
附屬公司清盤	–	–	(235)	(146)	(382)	(763)
出售	–	–	(288)	(156)	(3,478)	(3,922)
重新分類	–	–	(461)	461	–	–
於二零零二年十二月三十一日	210,486	19,991	50,022	8,697	8,746	297,942
包括：						
按成本值	198,426	19,991	50,022	8,697	8,746	285,882
按一九九六年估值	10,640	–	–	–	–	10,640
按一九九九年估值	1,420	–	–	–	–	1,420
	210,486	19,991	50,022	8,697	8,746	297,942
累積折舊						
於二零零二年一月一日	27,643	17,716	46,270	7,298	8,128	107,055
匯兑差額	–	1	68	10	67	146
本年度折舊	4,674	688	1,745	517	999	8,623
附屬公司清盤	–	–	(235)	(146)	(382)	(763)
出售時撇銷	–	–	(207)	(157)	(3,115)	(3,479)
重新分類	–	–	(381)	381	–	–
於二零零二年十二月三十一日	32,317	18,405	47,260	7,903	5,697	111,582
賬面淨值						
於二零零二年十二月三十一日	178,169	1,586	2,762	794	3,049	186,360
於二零零一年十二月三十一日	182,843	1,241	2,736	753	1,176	188,749

截至二零零二年十二月三十一日止年度

15. 投資物業

	在香港根據中期契約持有之投資物業	在香港以外地區根據中期契約持有之投資物業	總額
	港幣千元	港幣千元	港幣千元
本集團			
於二零零二年一月一日	87,783	44,140	131,923
重估虧絀	–	(130)	(130)
於二零零二年十二月三十一日	87,783	44,010	131,793

本年度內，本集團訂立買賣協議以按經協定金額約港幣2,203,000元出售若干位於香港以外之投資物業。於結算日該項出售尚未完成。董事認為，該等投資物業乃按其可變現值列賬，即與該等投資物業於結算日之公開市值相若。本集團其餘投資物業於二零零二年十二月三十一日由獨立專業估值師中原測量師行有限公司按公開市值基準進行重估。重估產生之淨虧絀港幣130,000元(二零零一年：港幣11,189,000元)已於損益表扣除。

本集團已租出或空置作出租用途之投資物業均屬經營租賃。

13. 稅項

	二零零二年 港幣千元	二零零一年 港幣千元
支出包括：		
本年度稅項：		
香港利得稅	**400**	1,224
海外所得稅	**167**	155
	567	1,379
遞延稅項(附註第32項)	**4**	–
本公司及其附屬公司應佔稅項	**571**	1,379
應佔聯營公司稅項	**951**	310
	1,522	1,689

香港利得稅乃根據本年度之估計應課稅盈利按16%計算。

海外稅項乃根據各自司法權區之現行稅率計算。

財務報表內之已確認或未確認遞延稅項詳情，載於附註第32項。

14. 每股盈利(虧損)

每股盈利(虧損)之計算方法，乃根據股東應佔盈利港幣6,009,000元(二零零一年：虧損港幣99,508,000元)及年內已發行普通股之加權平均數609,574,769股普通股(二零零一年：165,359,210股)計算。用作計算每股基本盈利(虧損)之普通股加權平均數已就年內之紅股發行、股份合併及供股作出調整。

由於本公司之未行使優先認股權之行使價高於兩個年度之股份平均市價，故並無呈列每股攤薄盈利(虧損)。

截至二零零二年十二月三十一日止年度

11. 董事及僱員酬金（續）

（乙）僱員酬金

年內，五位薪酬最高人士中，三位（二零零一年：四位董事）為董事，其酬金細節已於上文附註第11（甲）項內披露。餘下薪酬最高人士之酬金如下：

	二零零二年 **港幣千元**	二零零一年 港幣千元
薪金及其他福利	**2,591**	2,125
退休福利計劃之供款	**24**	176
	2,615	2,301

於下列酬金範圍，最高酬金之人士數目如下：

	二零零二年 **僱員人數**	二零零一年 僱員人數
港幣		
零元至1,000,000元	**1**	–
1,500,001元至2,000,000元	**1**	–
2,000,001元至2,500,000元	**–**	1

12. 退休福利計劃

本集團為其香港附屬公司所有合資格員工設立一個強制性公積金（「強積金」）計劃，該計劃之資產由信託人於獨立於本集團資產之基金持有及控制。於本年度損益表已扣除退休福利港幣1,891,000元（二零零一年：港幣2,623,000元），此數額乃本集團按強積金條例特定比率對該基金之應付供款。

除香港以外之附屬公司外，本集團就定額供款計劃之應付供款乃按有關司法權區之計劃規則訂明之比率作出。本年度香港以外附屬公司作出之供款為港幣791,000元（二零零一年：港幣883,000元）。

11. 董事及僱員酬金

(甲) 董事酬金

	二零零二年 港幣千元	二零零一年 港幣千元
袍金：		
執行董事	–	–
非執行董事	**170**	153
	170	153
其他酬金：		
薪金及其他福利	**6,529**	7,986
退休福利計劃之供款	**35**	33
	6,564	8,019
	6,734	8,172

付給非執行董事之袍金包括港幣140,000元(二零零一年：港幣123,000元)給予獨立非執行董事。

於下列酬金範圍之董事數目如下：

	二零零二年 董事人數	二零零一年 董事人數
港幣		
零元至1,000,000元	**6**	4
1,000,001元至1,500,000元	**–**	1
1,500,001元至2,000,000元	**–**	2
2,000,001元至2,500,000元	**1**	–
3,000,001元至3,500,000元	**1**	1

截至二零零二年十二月三十一日止年度

9. 財務費用

	二零零二年 **港幣千元**	二零零一年 港幣千元
利息支出於：		
五年內全數償還之銀行貸款、信託收據及透支	**5,099**	6,434
五年後全數償還之銀行貸款	**–**	2,699
五年內全數償還之其他貸款	**712**	5,286
五年後全數償還之其他貸款	**4,268**	2,099
	10,079	16,518
融資租賃費用	**24**	47
銀行費用	**378**	358
	10,481	16,923

10. 出售附屬公司或附屬公司清盤之盈利淨額

	二零零二年 **港幣千元**	二零零一年 港幣千元
出售附屬公司之盈利	**–**	3,543
附屬公司清盤之盈利(虧損)	**27,719**	(974)
	27,719	2,569

7. 投資收入

	二零零二年 港幣千元	二零零一年 港幣千元
銀行存款利息收入	**42**	136
貿易往來及其他應收賬款給予之利息收入	**79**	12
有牌價證券之股息收入	**–**	1
無牌價股份之股息收入	**267**	–
	388	149

8. 經營虧損

	二零零二年 港幣千元	二零零一年 港幣千元
業務之虧損已扣除：		
無形資產攤銷（包括於行政費用內）	**–**	1,539
核數師酬金	**896**	936
折舊：		
自置資產	**8,441**	14,753
融資租賃資產	**182**	266
證券投資已確認之減值虧損	**–**	338
出售物業、廠房及設備之虧損	**–**	7,852
僱員成本，包括董事酬金	**65,927**	79,237
持有其他投資之未變現虧損	**111**	–
存貨減值至可變現淨值	**578**	3,036
持作出售物業減值至可變現淨值	**6,000**	10,600
並已計入：		
出售物業、廠房及設備之盈利	**432**	–

5. 業務及地區分類（續）

地區分類（續）

按資產分佈之地區分析分類資產之賬面金額，及物業、廠房及設備增加如下：

	分類資產賬面金額		物業、廠房及設備增加	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	港幣千元	**港幣千元**	港幣千元
香港	**410,339**	414,033	**6,022**	17,468
新加坡	**22,519**	20,824	**134**	30
馬來西亞	**7,212**	6,727	**271**	28
中國	**256,160**	326,229	**218**	355
澳門	**739**	1,041	**–**	7
	696,969	768,854	**6,645**	17,888

6. 其他經營收入

	二零零二年	二零零一年
	港幣千元	港幣千元
租金收入	**11,615**	11,834
佣金收入	**2,862**	2,854
融資租賃利息收入	**20**	49
	14,497	14,737

5. 業務及地區分類 *(續)*

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國(香港及澳門以外地區)(「中國」)及澳門。下表按市場地區分析本集團之銷售收益(不論商品/服務之原產地):

	地區分類之銷售收益		對經營業績之貢獻	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港幣千元	港幣千元	**港幣千元**	港幣千元
香港	**433,155**	437,386	**(2,984)**	(11,603)
新加坡	**54,105**	40,315	**917**	247
馬來西亞	**18,423**	15,978	**1,163**	(2,434)
中國	**34,087**	28,267	**(13,533)**	(28,220)
澳門	**30,440**	31,726	**1,137**	1,386
其他	**2,183**	12,173	**41**	(198)
	572,393	565,845	**(13,259)**	(40,822)
其他經營收入			**14,497**	14,737
未分配之公司支出			**(10,299)**	(50,395)
經營虧損			**(9,061)**	(76,480)

截至二零零二年十二月三十一日止年度

5. 業務及地區分類（續）

業務分類（續）

二零零一年（續）

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
綜合資產負債表								
資產								
分類資產	47,689	37,374	58,631	8,868	228,985	–	–	381,547
聯營公司權益	48,610	141,466	–	–	–	–	–	190,076
未分配公司資產								197,231
綜合總資產								768,854
負債								
分類負債	39,899	13,911	36,825	8,729	3,877	–	–	103,241
未分配公司負債								371,168
綜合總負債								474,409
其他資料								
額外資本	153	1,052	15,198	146	–	1,469	(130)	17,888
折舊及攤銷	490	5,344	909	48	–	9,767	–	16,558
無形資產之已確認減值虧損	–	20,008	–	–	–	–	–	20,008
商譽之已確認減值虧損	–	–	2,789	670	–	–	–	3,459

5. 業務及地區分類(續)

業務分類(續)

二零零一年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額								
外部銷售收益	176,059	112,067	243,378	34,341	–	–	–	565,845
業務之間銷售收益	7,230	4,871	–	326	–	–	(12,427)	–
營業總額	183,289	116,938	243,378	34,667	–	–	(12,427)	565,845

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
業績								
分類業績	10,813	(29,588)	5,162	(2,177)	(9,955)	49	(389)	(26,085)
未分配之公司支出								(50,395)
經營虧損								(76,480)
財務費用								(16,923)
商譽之已確認減值虧損	–	–	(2,789)	(670)	–	–	–	(3,459)
出售附屬公司或附屬公司清盤之盈利(虧損)淨額	–	3,419	124	–	–	(974)	–	2,569
應佔聯營公司業績	812	(4,984)	–	–	–	167	–	(4,005)
除稅前虧損								(98,298)
稅項								(1,689)
除稅後虧損								(99,987)
少數股東權益								479
股東應佔虧損								(99,508)

截至二零零二年十二月三十一日止年度

5. 業務及地區分類（續）

業務分類（續）

二零零二年（續）

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
綜合資產負債表								
資產								
分類資產	60,181	39,161	57,854	10,724	224,416	-	-	392,336
聯營公司權益	-	115,533	-	-	-	-	-	115,533
未分配公司資產								189,100
綜合總資產								696,969
負債								
分類負債	44,398	19,439	35,473	6,156	6,620	-	-	112,086
未分配公司負債								238,936
綜合總負債								351,022
其他資料								
資本項目增加	133	396	3,034	280	95	2,707	-	6,645
折舊及攤銷	305	231	1,335	82	-	6,670	-	8,623

5. 業務及地區分類*（續）*

業務分類*（續）*

有關該等業務之分類資料呈列如下：

二零零二年

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額								
外部銷售收益	178,873	115,509	214,710	63,301	-	-	-	572,393
業務之間銷售收益	3,597	12,410	-	-	-	-	(16,007)	-
營業總額	182,470	127,919	214,710	63,301	-	-	(16,007)	572,393

業務之間銷售收益以當時市場價格入賬。

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
業績								
分類業績	10,701	2,453	(270)	(6,127)	(5,129)	-	(390)	1,238
未分配之公司支出								(10,299)
經營虧損								(9,061)
財務費用								(10,481)
出售附屬公司或附屬公司清盤之盈利淨額	-	27,719	-	-	-	-	-	27,719
出售一間聯營公司之盈利	10,892	-	-	-	-	-	-	10,892
應佔聯營公司業績	3,836	(15,469)	-	-	-	83	-	(11,550)
除稅前盈利								7,519
稅項								(1,522)
除稅後盈利								5,997
少數股東權益								12
股東應佔盈利								6,009

4. 營業額

	二零零二年	二零零一年
	港幣千元	港幣千元
銷售商品予客戶，扣除退回、折扣及減免	**537,342**	530,619
保養維修服務之收入	**35,051**	35,226
	572,393	565,845

5. 業務及地區分類

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器電器、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備（包括汽車音響產品）及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租金

3. 主要會計政策（續）

證券投資

證券投資乃以交易日期基準確認，初步以成本值計算。

除持至到期債務證券以外，投資均列作投資證券及其他投資。

投資證券（就既定長遠策略目的而持有之證券）乃於其後之匯報日期以成本計算，並扣除任何非暫時性之減損。

其他投資乃按公開價值計算，而未變現收益及虧損乃計入年度盈虧淨額之內。

持作出售物業

持作出售物業乃按成本值或可變現淨值兩者中取較低者入賬。

減值

於每個結算日，本集團會對有形和無形資產的賬面金額進行核查，以確定是否有跡象顯示這些資產已發生減值損失。如估計資產之可收回金額低於其賬面值，則將該資產的賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用，除非有關資產根據另一項會計實務準則以重估數額入賬，則減值虧損之回撥乃當作重估增加處理。

假若減值虧損於其後撥回，該資產的賬面金額增加至其可收回金額的重新估計值，惟增加後的賬面金額不能超過該資產過往年度已確認為無減值損失的賬面金額。減值損失的撥回即時確認為收入，除非有關資產根據另一項會計實務準則以重估數額入賬，則減值虧損之回撥乃當作重估增加處理。

3. 主要會計政策（*續*）

物業、廠房及設備（*續*）

按融資租賃持有之資產，均按其與自置資產相同基準之估計可使用年期或租賃年期折舊，以較短者為準。

出售或報廢資產所產生之盈虧，乃根據該資產出售收入淨額及賬面值之差額計算，並計入損益表內。

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

投資物業乃根據結算日之獨立專業估值按公開市值入賬。任何因重估投資物業而產生之重估增值或減值均於投資物業重估儲備中計入或扣除，惟倘儲備不足以彌補虧絀，則減值超逾投資物業重估儲備餘額之數將於損益表中扣除。倘減值先前已在損益表扣除及其後產生重估增值，則此增值數額以先前扣除之減值數額為限計入損益表內。

出售投資物業時，因出售該等物業產生之投資物業重估儲備餘額將列入損益表中。

所持租賃尚餘年期為二十年以上之投資物業，並無作折舊準備。

存貨

存貨乃按購入成本或可變現淨值入賬。成本以先入先出法計算。

3. 主要會計政策 *(續)*

外幣 *(續)*

在綜合賬目過程中，本集團海外業務之資產及負債均按結算日之匯率折算。收入及支出均以該時間之平均匯率折算。產生之匯兑差額(如有)分類為資本及撥往本集團之滙兑儲備。該滙兑差額在出售業務時確認為期內之收入或支出。

退休福利費用

界定供款退休金計劃之付款乃於到期支付時確認為開支。

税項

税項支出乃根據是年度業績，就毋須課税或不可扣税之項目作出調整後而計算。時差乃在因應税務而確認若干收支項目之會計年度與在財務報表內確認之會計年度不同時產生。時差帶來之税務影響以負債法計算，並只會在可預見將來會出現負債或資產之情況下在財務報表內確認為遞延税項。

物業、廠房及設備

物業、廠房及設備均以成本值減除累積折舊及累積減值虧損後入賬。

物業、廠房及設備之折舊，乃將其成本減除估計之殘值或以估值，按其估計之可使用年期以直線法撇銷，按年之基準如下：

中期契約之土地	契約未終止年期
建於中期契約土地上之樓宇	2.5 – 5%
物業裝修	20%
傢俬、裝置及設備	10 – 20%
機器及工具	20 – 33 1/3%
汽車	20 – 25%

3. 主要會計政策（續）

租賃資產

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。其他租賃均歸類為經營租賃。

本集團為出租人

融資租賃承租人之欠款乃按本集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映本集團有關租約之淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法計入損益表內。

本集團為承租人

按融資租賃而持有之資產以購置日期之公平價值確認為本集團資產。承租人相應之債務，於資產負債表中列賬為應付融資租賃債務。財務費用撥入有關租賃期間之損益表內處理，就每段會計期間之債務餘額之固定支出率計算。

經營租賃之應付租金乃按有關租賃之年期以直線法計入損益表內。

外幣

港幣以外之貨幣計算之交易均最初以按交易日期之匯率入賬。貨幣性資產及負債按結算日之匯率折算。因換算而產生之損益撥入損益表處理。

3. 主要會計政策（續）

商譽

在綜合賬目時所產生之商譽，乃指在收購日期收購成本超出本集團於附屬公司或聯營公司可確定資產及負債中之權益公平價值之差額。二零零一年一月一日前因收購所產生之商譽繼續列作儲備項目，及將在出售有關附屬公司或聯營公司或於當時商譽確認為減損時在損益表列作扣減項目。

二零零一年一月一日後因收購所產生之商譽乃作資本化及按其估計可使用經濟年期以直線法攤銷。因收購聯營公司所產生之商譽列入該聯營公司之賬面值。因收購附屬公司所產生之商譽現時於資產負債表另行呈報。

收入確認

銷售商品收入乃於交貨及所有權已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

利息收入按時間法計入，並按未償還本金及適用利率計算。

經營租賃之租金收益乃按有關租賃之年期以直線法計入損益表內。

佣金收入乃於提供有關服務時確認。

融資租賃收益乃於會計期間分配，從而反映本集團有關租約之淨投資額所產生之固定回報率。

投資所得股息乃根據收取股息之股東權益確認後方予入賬。

2. 採納會計實務準則（續）

僱員福利

現年度，本集團採納會計實務準則第34號僱員福利，該準則引入僱員福利之量度規則，包括退休福利計劃。由於本集團只參與界定供款退休金計劃，故採納會計實務準則第34號並無對財務報表造成任何重大影響。

3. 主要會計政策

本財務報表乃按照歷史成本之慣例對部份物業及投資證券的重估價值作調整後編製，並採用與香港公認之會計原則相符之主要會計政策。主要會計政策如下：

綜合基準

綜合財務報表包括本公司及其附屬公司每年截至十二月三十一日止之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內，以收購日起或截至其出售日期止計算在內。

投資於附屬公司

於附屬公司之投資已按成本扣除已確認減損額後列入本公司之資產負債表內。

聯營公司權益

聯營公司之業績及資產及負債均以會計權益法計入財務報表內。這些投資的賬面值已就個別投資的已確認價值下降作出減值虧損。

1. 一般資料

本公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

本集團之主要業務為進口、銷售及分銷空調產品、影音設備及電器產品及汽車與汽車配件。

2. 採納會計實務準則

現年度，本集團首次因採納若干由香港會計師公會頒佈之新訂及經修訂會計實務準則(「會計實務準則」)，而導致採納若干新及經修訂會計政策。採納該等新及經修訂會計實務準則導致現金流量表之呈列形式有所改變及須披露權益變動報表，但對於現年度或過往會計期間之業績概無重大影響，故此，毋須呈列過往期間之調整。

外幣

經修訂之會計實務準則第11號外幣換算已取消於期內結算日換算海外業務損益表之選擇。彼等現時須以平均匯率換算。該等會計政策變動並無對現年度或過往會計期間之業績產生重大影響。

現金流量報表

現年度，本集團採納會計實務準則第15號(經修訂)「現金流量表」。根據會計實務準則第15號(經修訂)，現金流量分為三個類別－經營、投資及融資活動，而非過往之五個類別。過往分開呈列之利息及股息乃分類為投資／融資現金流量。由收入相關稅務而產生之現金流量分類為經營活動，除非可另行識別為投資或融資活動。

綜合現金流量表

截至二零零二年十二月三十一日止年度

	附註	二零零二年 港幣千元	二零零一年 港幣千元
投資業務			
購買物業、廠房及設備		**(6,645)**	(3,954)
出售物業、廠房及設備所得款項		**875**	32,979
融資租賃承租人之還款		**355**	335
有牌價證券之已收股息		**–**	1
無牌價股份之已收股息		**267**	–
出售附屬公司所得款項(扣除出售現金及現金等值項目)	33	**160**	(1,167)
已收利息		**79**	140
已收融資租賃利息		**20**	49
購買附屬公司(扣除所收購之現金及現金等值項目)	34	**–**	2,305
購買附屬公司額外權益		**–**	(76)
購買有牌價證券		**–**	(148)
聯營公司股東之還款		**–**	1,000
聯營公司償還墊款		**–**	7,581
投資業務(所用)所得現金淨額		**(4,889)**	39,045
融資業務			
發行股份所得款項		**49,311**	500
新做董事貸款		**17,026**	9,000
新做銀行貸款		**6,630**	88,763
償還董事貸款		**(16,233)**	(10,278)
償還銀行貸款		**(6,363)**	(134,223)
償還其他貸款		**(4,500)**	–
償還關連公司貸款		**(5,845)**	(4)
已付利息		**(4,307)**	(9,764)
償還融資租賃債務		**(102)**	(253)
已付融資租賃費用		**(24)**	(33)
償還供應商貸款		**–**	(706)
一位少數股東之新做貸款		**–**	747
新做關連公司貸款		**–**	11,166
購回本身股份		**–**	(109)
融資業務所得(所用)現金淨額		**35,593**	(45,194)
現金及現金等值項目增加(減少)淨額		**18,488**	(18,084)
於一月一日之現金及現金等值項目		**(16,693)**	1,041
外幣匯率變動之影響		**(185)**	350
於十二月三十一日之現金及現金等值項目		**1,610**	(16,693)
現金及現金等值項目結餘分析			
即：			
銀行結存及現金		**14,382**	13,500
銀行透支		**(12,772)**	(30,193)
		1,610	(16,693)

於第42至105頁之附註為本財務報表之不可分割部份。

綜合現金流量表

截至二零零二年十二月三十一日止年度

	二零零二年 港幣千元	二零零一年 港幣千元
經營業務		
除稅前盈利(虧損)	**7,519**	(98,298)
經作出以下調整：		
分佔聯營公司業績	**11,550**	4,005
有牌價證券股息收入	**–**	(1)
無牌價股份股息收入	**(267)**	–
融資租賃利息收入	**(20)**	(49)
利息收入	**(121)**	(148)
利息支出	**10,079**	16,518
融資租賃費用	**24**	47
無形資產攤銷	**–**	1,539
重估投資物業之虧絀	**130**	11,189
折舊	**8,623**	15,019
持作出售物業減值至可變現淨值	**6,000**	10,600
持有其他投資之未變現虧損	**111**	–
出售聯營公司之盈利	**(10,892)**	–
出售附屬公司或附屬公司清盤之盈利淨額	**(27,719)**	(2,569)
出售物業、廠房及設備之(盈利)虧損	**(432)**	7,852
商譽之已確認減值虧損	**–**	3,459
無形資產之已確認減值虧損	**–**	20,008
投資證券之已確認減值虧損	**–**	338
未計營運資金變動前之經營現金流量	**4,585**	(10,491)
存貨(增加)減少	**(10,619)**	8,081
貿易往來及其他應收賬款(增加)減少	**(7,083)**	11,137
應收聯營公司款項減少(增加)	**605**	(157)
應收關連人士款項(增加)減少	**(233)**	1,839
貿易往來及其他應付賬款減少	**(8,439)**	(8,792)
應付票據增加(減少)	**11,297**	(13,541)
應付聯營公司款項增加	**–**	706
應付關連公司款項增加	**65**	454
經營所用現金	**(9,822)**	(10,764)
已付香港利得稅	**(2,324)**	(1,040)
已付海外稅項	**(70)**	(131)
	(2,394)	(1,171)
經營業務所用現金淨額	**(12,216)**	(11,935)

 

權益變動報表

截至二零零二年十二月三十一日止年度

上表包括本集團分佔聯營公司之收購後累計虧損，詳情如下：

	港幣千元
於二零零一年一月一日	(6,880)
收購附屬公司時重新分類	18,300
股東應佔虧損	(4,315)
於二零零一年十二月三十一日及二零零二年一月一日	7,105
股東應佔虧損	(12,501)
於二零零二年十二月三十一日	(5,396)

	股本	股份溢價	資本贖回儲備	繳入盈餘	累計虧損	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
本公司						
於二零零一年一月一日	140,507	725,993	796	210,255	(703,475)	374,076
私人配售時發行股份	500	–	–	–	–	500
購回本身股份時註銷	(120)	–	–	–	–	(120)
因購回本身股份產生	–	–	120	–	–	120
購回本身股份之溢價	–	–	–	–	(109)	(109)
股東應佔虧損	–	–	–	–	(88,853)	(88,853)
於二零零一年十二月三十一日及二零零二年一月一日	140,887	725,993	916	210,255	(792,437)	285,614
於二零零二年三月十五日之股本重組	(139,478)	(343,542)	–	–	483,020	–
於二零零二年四月十一日之供股股份發行	1,409	47,902	–	–	–	49,311
於二零零二年四月十一日之紅股發行	4,226	(4,226)	–	–	–	–
於二零零二年九月十八日之股本重組	–	(426,127)	–	331,713	94,414	–
於二零零二年九月二十四日之紅股發行	70,444	–	–	(70,444)	–	–
股東應佔盈利	–	–	–	–	9,963	9,963
於二零零二年十二月三十一日	77,488	–	916	471,524	(205,040)	344,888

截至二零零二年十二月三十一日止年度

	股本	股份溢價	資本贖回儲備	匯兌儲備	資本儲備	其他儲備	保留溢利(累計虧損)	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元 (附註27)	港幣千元	港幣千元
本集團								
於二零零一年一月一日	140,507	725,993	796	(6,082)	1,434	–	(477,817)	384,831
私人配售時發行股份	500	–	–	–	–	–	–	500
購回本身股份時註銷	(120)	–	–	–	–	–	–	(120)
因購回本身股份產生	–	–	120	–	–	–	–	120
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	–	8,391	–	–	–	8,391
出售附屬公司時變現	–	–	–	(251)	–	–	–	(251)
購回本身股份之溢價	–	–	–	–	–	–	(109)	(109)
股東應佔虧損	–	–	–	–	–	–	(99,508)	(99,508)
於二零零一年十二月三十一日及二零零二年一月一日	140,887	725,993	916	2,058	1,434	–	(577,434)	293,854
於二零零二年三月十五日之股本重組	(139,478)	(343,542)	–	–	–	–	483,020	–
於二零零二年四月十一日之供股股份發行	1,409	47,902	–	–	–	–	–	49,311
於二零零二年四月十一日之紅股發行	4,226	(4,226)	–	–	–	–	–	–
於二零零二年九月十八日之股本重組	–	(426,127)	–	–	–	331,713	94,414	–
於二零零二年九月二十四日之紅股發行	70,444	–	–	–	–	(70,444)	–	–
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	–	(1,340)	–	–	–	(1,340)
附屬公司清盤時變現	–	–	–	(1,032)	(1,434)	–	–	(2,466)
股東應佔盈利	–	–	–	–	–	–	6,009	6,009
於二零零二年十二月三十一日	77,488	–	916	(314)	–	261,269	6,009	345,368

資產負債表

年報

於二零零二年十二月三十一日

	附註	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元
資本及儲備					
股本	26	**77,488**	140,887	**77,488**	140,887
儲備	27	**267,880**	152,967	**267,400**	144,727
		345,368	293,854	**344,888**	285,614
少數股東權益		**579**	591	**–**	–
非流動負債					
融資租賃債務－一年後到期	28	**300**	417	**–**	10
貸款－一年後到期	29	**153,950**	86,515	**–**	–
少數股東貸款	30	**1,522**	1,522	**–**	–
其他貸款	31	**–**	4,500	**–**	–
遞延稅項	32	**17**	13	**–**	–
		155,789	92,967	**–**	10
		501,736	387,412	**344,888**	285,624

於第42至105頁之附註為本財務報表之不可分割部份。

本財務報表第35至105頁經董事會於二零零三年三月二十七日批准及授權發行並由下列董事代董事會簽署：

李文輝
董事

孫志冲
董事

於二零零二年十二月三十一日

	附註	本集團		本公司	
		二零零二年	二零零一年	**二零零二年**	二零零一年
		港幣千元	港幣千元	**港幣千元**	港幣千元
非流動資產					
投資物業	15	**131,793**	131,923	**–**	–
物業、廠房及設備	16	**186,360**	188,749	**1,451**	2,039
投資於附屬公司	17	**–**	–	**293,504**	293,504
聯營公司權益	18	**115,533**	190,076	**–**	–
證券投資	19	**702**	1,447	**–**	–
		434,388	512,195	**294,955**	295,543
流動資產					
存貨	20	**96,440**	85,869	**–**	–
持作出售物業之可變現淨值		**88,462**	94,462	**–**	–
貿易往來及其他應收賬款	21	**59,293**	59,268	**3,800**	1,572
融資租賃應收款項	22	**–**	355	**–**	–
應收附屬公司款項		**–**	–	**72,536**	50,320
應收聯營公司款項		**319**	924	**–**	48
應收關連人士款項	23	**2,330**	2,097	**–**	1,159
可收回税項		**1,282**	–	**–**	–
其他投資	24	**73**	184	**36**	36
銀行結存及現金		**14,382**	13,500	**109**	94
		262,581	256,659	**76,481**	53,229
流動負債					
貿易往來及其他應付賬款	25	**75,332**	103,039	**6,781**	3,935
應付票據		**42,673**	32,114	**–**	–
應付附屬公司款項		**–**	–	**7,638**	59,110
應付關連公司款項		**2,840**	2,775	**119**	79
應付税項		**–**	706	**–**	–
融資租賃債務——一年內到期	28	**92**	132	**10**	24
貸款——一年內到期	29	**74,296**	242,676	**12,000**	–
		195,233	381,442	**26,548**	63,148
流動資產(負債)淨值		**67,348**	(124,783)	**49,933**	(9,919)
		501,736	387,412	**344,888**	285,624

綜合損益表

年報

截至二零零二年十二月三十一日止年度

	附註	二零零二年 港幣千元	二零零一年 港幣千元
營業額	4及5	**572,393**	565,845
銷售成本		**(432,458)**	(425,712)
毛利		**139,935**	140,133
其他營業收入	6	**14,497**	14,737
分銷費用		**(60,569)**	(49,527)
投資收益	7	**388**	149
行政費用		**(97,182)**	(140,175)
重估投資物業之虧絀		**(130)**	(11,189)
無形資產已確認之減值虧損		**–**	(20,008)
持作出售物業減值至可變現淨值		**(6,000)**	(10,600)
經營虧損	8	**(9,061)**	(76,480)
財務費用	9	**(10,481)**	(16,923)
商譽之已確認減值虧損		**–**	(3,459)
出售附屬公司或附屬公司清盤之盈利淨額	10	**27,719**	2,569
出售一間聯營公司之盈利		**10,892**	–
應佔聯營公司業績		**(11,550)**	(4,005)
除稅前盈利(虧損)		**7,519**	(98,298)
稅項	13	**(1,522)**	(1,689)
除稅後盈利(虧損)		**5,997**	(99,987)
少數股東權益		**12**	479
股東應佔盈利(虧損)		**6,009**	(99,508)
每股盈利(虧損)－基本	14	**0.99 仙**	(60.20 仙)

於第42至105頁之附註為本財務報表之不可分割部份。

意見

本行認為上述之財務報表均真實及公平地反映 貴公司及 貴集團於二零零二年十二月三十一日之財務狀況及 貴集團截至該日止年度之盈利及現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤•關黃陳方會計師行
執業會計師
香港，二零零三年三月二十七日



德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致和記行(集團)有限公司各股東

(於百慕達註冊成立之有限公司)

本行已完成審核載於第35至105頁內按照香港普遍採納之會計原則編製之財務報表。

董事及核數師之個別責任

貴公司董事須負責編製真實及公平之財務報表。在編製該等真實及公平之財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報表表達獨立之意見，並向股東作出報告。

意見之基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表中所載數額及披露事項有關之憑證，並包括評估董事於編製該等財務報表時所作出之重大估計及判斷，及釐定之會計政策是否適合　貴公司及　貴集團之具體情況，以及有否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報表所載資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

證券之購買、出售及贖回

本公司及其附屬公司並無在本年度內購入、出售或贖回本公司任何證券。

先買權

儘管百慕達法例在先買權上並無設立限制，本公司之公司章程附則在先買權上亦無有關條文。

核數師

本年度之財務報表由德勤•關黃陳方會計師行審核，該核數師行將在即將舉行之股東週年大會任滿告退，惟願意接受提選再度委任。

承董事會命

執行主席兼行政總裁
李文輝

香港，二零零三年三月二十七日

- 約港幣10,000,000元已用以發展本集團之專利及代理經銷業務，特別是汽車業務及空調市場推廣業務；及

- 餘下約港幣1,800,000元已用作本集團營運資金。

可換股證券、期權、認股權證及相類權利

除列載於財務報表賬項附註第41項內之優先認股權計劃外，截至二零零二年十二月三十一日為止，本公司並沒有任何尚未行使之可換股證券、期權、認股權證及相類權利，除根據列載於「優先認股權資料」一節內所發行及行使之優先認股權外，本公司在年度內並沒有發行及行使任何可換股證券、期權、認股權證及相類權利。

本公司之主要股東

於二零零二年十二月三十一日，在本公司根據證券（披露權益）條例規定而設立之登記冊之記錄內，並無任何人士（除李永森先生於上述所披露之權益外）擁有本公司股本中10%或以上之權益。

符合最佳應用守則

依董事之意見，在截至二零零二年十二月三十一日止年度內本公司已符合香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則之規定，惟本公司非執行董事並無特定任期，但須根據本公司新章程附則99，於本公司股東週年大會上輪值告退及可提選連任。

本公司成立一審計委員會，其成員包括本公司獨立非執行董事李卓民先生（主席）及陳文生先生，為建立一套供委員會參考之規則，有關董事曾參考香港會計師公會於二零零二年二月所頒佈之「有效審計委員會指引」。

供股及紅股發行

(a) 於二零零二年三月十五日獲准之股本重組

二零零二年三月十五日股東特別大會(「股東特別大會」)通過決議案，批准股本重組(「重組一」)，當中涉及股本削減、股份拆細及股份合併，以及供股連紅股發行(基準為每認購一股供股股份獲發三股紅股，股款須於接納時繳足)。

於二零零二年四月十一日，根據供股連紅股發行，本公司分別發行140,887,117股及422,661,351股每股面值港幣0.01元之新股份。

(b) 於二零零二年九月十八日獲准之股本重組

根據二零零二年九月十八日股東特別大會通過的決議案，另一項股本重組(「重組二」)獲得批准，當中涉及股份溢價賬削減、註銷累計虧損、股份合併，以及向股東發行紅股(基準為每一股合併股份獲發十股紅股)。

於二零零二年九月二十四日，根據紅股發行，本公司發行704,435,580股每股面值港幣0.10元之新股份。

供股之所得款項用途

於回顧年度，本公司發行每股面值港幣0.35元之供股股份，基準為於二零零二年三月十五日所持每股股份供一股供股股份，以及每股繳足供股股份獲發三股紅股(「供股」)。

供股所得款項淨額(扣除有關開支)約達港幣46,800,000元。董事已將該筆所得款項配合二零零二年三月十五日之供股章程所載之建議用途：

- 約港幣15,000,000元已用以償還欠本公司一間附屬公司之款項；
- 約港幣20,000,000元已用以償還銀行貸款；

(d) 於二零零二年四月二十四日，和記電業財務有限公司(「和記財務」)與勵安有限公司之董事兼主要股東Herbert ADAMCZYK先生訂立貸款協議。根據有關貸款協議，和記財務同意按最優惠借貸利率墊支合共港幣2,082,468元予Herbert ADAMCZYK先生。貸款及利息須於向Herbert ADAMCZYK先生發出還款要求九十天內償付。

(e) 於回顧年度，勵駿汽車有限公司(「勵駿汽車」，作為賣方)與Fisherman Enterprises Inc.(「Fisherman」，作為買方)訂立銷售合約，據此，勵駿汽車按代價港幣950,000元出售一部二手法拉利跑車。勵駿汽車乃本公司之附屬公司，從事買賣汽車及相關配件。Fisherman之全部股本由本公司董事李文彬先生擁有。

(f) 於二零零二年十一月七日，本公司(作為借款方)與李永森先生訂立貸款協議，據此，李永森先生同意向本公司提供一筆最多為港幣15,000,000元之定期信貸融資(「貸款」)，作為一般營運資金用途。貸款乃無抵押、按年利率10厘計息，及須分別於二零零三年七月三十一日或之前、二零零三年八月三十一日或之前及二零零三年九月三十日或之前分三期償還。本公司已於二零零三年一月十五日前全數提取貸款。

除上述外，本公司或其任何附屬公司於本年底時或截至二零零二年十二月三十一日止年度內任何時間，並無簽訂任何與本集團業務有關而本公司董事在其中直接或間接享有重大利益之重要合約。

董事在競爭行業之權益

除本公司之業務外，本公司各董事(獨立非執行董事除外)概無在任何與本公司業務有直接或間接競爭或可能有競爭之業務中擁有權益。

(c) 認購本公司股份之權利

除本年報有關「優先認股權資料」中所披露外，各董事、主要行政人員或其配偶或18歲以下之子女於年內概無權認購本公司證券或亦無行使此權利。

董事在合約上之利益

(a) 本公司之全資附屬公司Stoneycroft Estates Limited及Ever Rising Investments Limited（統稱為「業主」）與一間由李永森先生及余金霞女士擁有之公司一森和物業管理有限公司（「森和物業」）簽訂一項大廈公契及管理協議。根據該協議，業主委任森和物業為管理人，任期由一九九八年十二月二十九日起為期兩年（並於到期後自動延續），負責管理、運作、保養、維修、翻新及重置和記行大廈。業主委員會或森和物業可預先給予對方三個月通知而終止該協議。業主於二零零二年支付予森和物業之管理費合共為港幣417,000元。

(b) 業主與森和物業於二零零一年簽訂服務協議。根據有關服務協議，業主委任森和物業為服務公司，任期由二零零一年四月一日起為期一年，提供和記行大廈關於租賃行政及諮詢服務。服務協議於二零零二年四月二十二日續期，由二零零二年四月一日起為期一年。於二零零二年已支付森和物業之服務費合共為港幣18,000元。

(c) 本公司之全資附屬公司Wo Kee Hong Electronics Sdn Bhd（「WKH Electronics」）與一間由李永森先生擁有實益權益之公司Classic Lane (M) Sdn, Bhd（「Classic Lane」 — 已於二零零零年十月十九日委任破產管理人及財產接收管理人）簽訂租約。據此，Classic Lane賦予WKH Electronics一項租約權，承租8th Floor, Menara Genesis, No. 33, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia，月租為馬幣5,250元及每月設施費馬幣3,500元。上述租約由一九九九年九月一日至二零零二年八月三十一日為期三年。於二零零二年已支付Classic Lane之租金及設施費總額為馬幣70,000元。

(b) 相聯法團權益

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益金額	股份類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
	Wo Kee Hong Professional Air Conditioning Pte Ltd.	4,676,000 *(附註三)*	普通股
	金羚電器有限公司	人民幣131,750,000元 *(附註三)*	不適用
	和記資訊網絡有限公司	70 *(附註三)*	普通股
	東莞先力電器有限公司	港幣2,125,000元 *(附註三)*	不適用
	勵安有限公司	225,015 *(附註三)*	普通股
余金霞女士	和記電業有限公司	400	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	福和貿易有限公司	34,335	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股

附註三： 因李永森先生持有本公司權益，故被認為擁有該批股份或股本權益。除此等股份或股本權益以外，其他在此列載之董事持有之相聯法團股份均為個人權益。

除上文所披露外，各董事、主要行政人員或其聯繫人士概無於本公司或其任何相聯法團（定義見披露權益條例）之股本中擁有任何權益。

董事之服務合約

Barry John BUTTIFANT先生與本公司簽訂一份為期三年(從二零零一年四月二十三日開始)的固定年期合約。於二零零二年十一月七日，Barry John BUTTIFANT先生辭退本公司董事一職並獲委任為董事會顧問。

除上述披露外，所有在即將召開之股東週年大會上獲提名連任之董事概無與本公司訂立任何本公司不可於一年內不作賠償(法定賠償除外)而終止之服務合約。

董事之證券權益

於二零零二年十二月三十一日，根據證券(披露權益)條例(「披露權益條例」)第二十九條規定設立之登記冊所載，本公司董事及彼等之聯繫人士於本公司及其相聯法團(定義見披露權益條例)之股本中實益擁有權益如下：

(a) 本公司權益

	每股面值港幣0.10元普通股股份數目			
董事	**個人權益**	**家族權益**	**公司權益**	**權益總計**
李永森先生	339,150,207	–	70,407,733 *(附註一)*	409,557,940
李文輝先生	11,735,800	2,356,200	–	14,092,000
孫志冲先生	165,000	–	–	165,000
佘金霞女士	11,697,191	–	–	11,697,191
李文彬先生	1,650,000	–	5,054,962 *(附註二)*	6,704,962

附註一： 此等股份由Unit Cosmo International Limited擁有，該公司之全部已發行股本乃由李永森先生擁有。

附註二： 此等股份由Fisherman Enterprises Inc.擁有，該公司之全部已發行股本乃由李文彬先生擁有。



據董事所知，概無本公司董事、彼等之聯繫人士或任何股東（據董事知悉擁有本公司股本5%以上）於本集團五大供應商擁有權益。

關連交易

本年度本公司之關連交易詳情於董事會報告書「董事在合約上之利益」一節內披露。

於二零零二年度，本集團支付予森和物業管理有限公司（作為和記行大廈之管理公司）港幣3,338,625元，作為使用和記行大廈多個單位之物業管理費。

本年度內，本集團與李永森先生及李文彬先生均直接或間接享有權益之公司所進行之正常商業交易列載於財務報表賬項附註第37項內。

董事

本年度內，本公司董事芳名如下：

執行董事

李永森先生　　*（主席）*
李文輝先生　　*（副主席兼行政總裁）*
孫志冲先生
李文彬先生
Barry John BUTTIFANT先生　　*（於二零零二年十一月七日辭任）*

非執行董事

余金霞女士

獨立非執行董事

陳文生先生
李卓民先生

依據本公司之新公司章程附則99，孫志冲先生及陳文生先生在即將舉行之股東週年大會輪值告退，惟願意接受提選連任。

獨立非執行董事須依據本公司之新公司章程附則輪值告退。

集團財務摘要

本集團於過去五個財政年度之業績、資產及負債之摘要列載於第6頁內。

股本及優先認股權

本年度本公司股本之變動詳情列載於財務報表賬項附註第26項內。

本年度有關本公司優先認股權資料及授予優先認股權之變動詳情列載於本年報第108至114頁及財務報表賬項附註第41項內。

儲備

本年度本集團及本公司儲備之變動情況詳載於本年報第38至39頁之權益變動報表，而其他詳情則載於財務報表賬項附註第27項內。

物業、廠房及設備

本年度本集團及本公司之物業、廠房及設備之變動詳情已列載於財務報表賬項附註第16項內。

捐款

本年度本集團之慈善及其他捐款總額為港幣63,000元（二零零一年：港幣82,000元）。

貸款

本集團貸款之詳情列載於財務報表賬項附註第29項內，本年度本集團並無將利息資本化。

主要客戶及供應商

本年度本集團之五大供應商佔本集團採購額之60.3%，其中最大供應商佔23.8%。

本年度來自本集團五大客戶之營業額佔本集團總營業額不足30.0%。

董事會報告書


年報

董事會欣然向各股東提呈董事會報告書及截至二零零二年十二月三十一日止年度經審核之財務報表，以供省覽。

主要業務

本公司之業務為投資控股公司。

其附屬公司主要經營入口、推廣及代理經銷空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品。各主要附屬公司之業務及其他資料列載於財務報表賬項附註第42項內。

分類資料

分類資料詳情列載於財務報表賬項附註第5項。

集團業績

綜合損益表列載於第35頁而其分析則一併於財務報表賬項附註中列載。

股息

董事會不建議派發截至二零零二年十二月三十一日止年度之末期股息(二零零一年：無)。本年度內並無派發中期股息(二零零一年：無)。

紅股發行

於二零零三年三月二十七日，董事宣佈擬向二零零三年五月六日名列本公司股東名冊之股東發行紅利普通股，基準為每持有十股每股面值港幣0.10元之股份獲發一股紅股股份。紅股發行須根據連同本年報寄發之通函內所載條件及安排而進行(「紅股發行」)。

暫停辦理股票過戶登記

本公司將於二零零三年四月二十九日至五月六日期間(包括首尾兩天)暫停辦理股票過戶登記手續，期間將不會登記股票過戶。為符合紅股發行之資格，股東須於二零零三年四月二十八日(星期一)下午四時前將所有股票過戶文件連同有關股票送達本公司於香港之股票過戶登記分處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

梁鴻偉，54歲，本集團汽車電子營業部營業總經理，對銷售電子產品積30年經驗。彼已任職本集團30年。

鄧慧瑩，BBA，38歲，集團人力資源及行政部高級經理及和記電業有限公司高級市務經理。彼於香港及中國B2B及B2C方面積15年之銷售及推廣經驗。經常參與集團之業務發展、行政及運作。彼畢業於香港浸會大學，持工商管理學士（主修辦公室管理），並為香港市務學會之會員。彼已任職本集團11年。

唐志才，50歲，本集團之營業經理。彼於音響銷售及推銷積逾25年經驗。對於國內的銷售更擁有豐富經驗。彼已任職本集團30年。

胡嘉樵，55歲，和記電業有限公司家電業務團之營業總經理及金羚電器有限公司董事，彼曾於國際性空調工程公司任職多年，在銷售及推廣空調產品方面累積了33年經驗，現主要負責發展中國空調市場及推廣，彼已任職本集團4年。

丘棟濂，53歲，和記電業有限公司家電業務團（中央空調部）之營業總監兼總經理，對銷電器消費產品及商用冷氣產品積逾33年經驗。彼持有香港中文大學工商管理學院之市場與國際企業管理文憑及為美國暖氣、冷凍及冷氣工程師公會（American Society of Heating, Refrigerating and Air-conditioning Engineers, Inc.）會員。彼已任職本集團33年。

游汝祥，50歲，和記電業有限公司家電業務團之總經理。彼於商業管理、廣告策劃、銷售及推廣積25年經驗。彼已任職本集團10年。

葉偉亮，42歲，勵駿汽車有限公司之董事。彼於銷售及推銷消費產品積17年經驗。彼持有香港浸會大學工商管理榮譽文憑（主修市場學）。彼已任職本集團10年。




董事及高層管理人員簡介

年報

非執行董事

余金霞，70歲，李永森先生之妻子，自一九六二年至一九八九年十二月一直參與本集團之決策事宜，此後一直擔任本公司之非執行董事。彼於貿易及分銷消費者產品具逾28年經驗。

高層管理人員

Herbert ADAMCZYK（夏德成），62歲，勵安有限公司之董事總經理，對香港汽車貿易積38年經驗。彼擁有汽車工程學歷，已任職勵安集團20年，而該集團為本集團之附屬公司。

Barry John BUTTIFANT（畢滌凡），58歲，本公司業務及企業發展顧問。對企業及財務管理累積30年經驗。彼居港逾24年，加入和記行（集團）有限公司前，彼於萬威國際有限公司擔任董事總經理超過8年及曾於森那美香港有限公司及寶麗碧集團工作超過11年，其間曾出任財務董事及董事總經理。彼亦為佐丹奴國際有限公司、台和商事控股有限公司及招商迪辰（亞洲）有限公司之獨立非執行董事。畢先生為英國特許公認會計師公會及香港會計師公會資深會員，彼亦為Chartered Management Institute，香港管理專業協會及香港董事學會之資深會員。

陳振榮，FCCA，AHKSA，42歲，集團財務經理。彼於貿易及製造業擁有17年財務及會計經驗。彼已任職本集團約6年。

張國存，MBA，39歲，和記電業有限公司影音及香港和記廣告有限公司之總經理，彼亦為買家倉（香港）有限公司之總經理。彼對工業及消費產品方面積14年之銷售及推銷經驗。彼已任職本集團11年。

Kwang Liang CHIA（謝光亮），BSBA (Hons)，42歲，Wo Kee Hong Distribution Pte Ltd之董事及兼任多間新加坡公司助理總經理。彼於加入本集團前，為KPMG Peat Marwick之核數師積5年經驗及一間跨國公司積3年經驗。彼為新加坡武裝部隊現任軍官之職。彼已任職本集團9年。

Siew Yit HOH（何秀月），37歲，Wo Kee Hong Community Services Limited董事，李文輝先生之妻子，彼對服務行業積14年經驗及對社區公共關係積11年經驗。彼已任職本集團11年。

林乾均，44歲，澳門和記電業有限公司營業總經理，彼對銷售及推廣累積了18年經驗。彼畢業於日本東京國際學院。彼已任職本集團10年。

執行董事

李永森，76歲，本公司創辦人兼榮譽主席，彼等代理消費品積58年經驗，自本集團創立至今，一直參與策劃本集團之市務及策略事宜。彼獲選為港九無線電聯會董事與港九電器商聯會有限公司名譽會長。

李文輝，BSB、MBA，46歲，本公司執行主席兼行政總裁，為李永森先生及余金霞女士之子，對經銷消費品積23年經驗。彼獲明尼蘇達州大學(University of Minnesota)頒發工商管理學士及碩士銜。彼曾連續兩屆獲選並擔任港九無線電聯會之會長，此為香港影音事業的聯會。彼已任職本集團19年。

孫志冲，MBA，56歲，和記電業有限公司家電業務團之董事及勵安有限公司董事。彼對商管、銷售及推銷汽車、電器及空調產品方面積31年經驗。彼已任職本集團約7年。

李文彬，BSc、MSc(麥芝根大學)，MSc(史丹福大學)，44歲，於二零零二年一月委任為本公司董事。李先生為李永森先生與余金霞女士之兒子，亦為李文輝先生胞弟。負責本集團策略規劃及開發新項目。加盟本集團之前，曾於Apple Computer International Limited研發部任職系統軟件專家一職，為時5年。在擔任本職之前，曾於一九九一年至一九九七年期間積極參與本集團業務。

獨立非執行董事

陳文生，M.A.，劍橋大學，47歲，彼自一九九九年四月起擔任本公司之獨立非執行董事。陳先生為利興發展有限公司主席兼董事總經理，並為馬來西亞上市公司IGB Corporation Berhad之執行董事及在香港聯合交易所有限公司上市之南華集團有限公司、南華證券有限公司、South China Industries Limited及麗星郵輪有限公司之董事。彼並擔任多間公司之董事。

李卓民，Ed.M，哈佛大學，47歲，裕大有限公司主席兼董事總經理，並為美國房地產發展及投資公司East West Enterprises Co. Ltd.及Oasis Development Enterprises集團之主席。彼亦是美國Gordon College (USA) 之East West Institute of International Studies之創辦人及董事。多年來，彼並擔任多間社會及慈善機構之董事。

二零零二年乃本集團之轉捩點。展望二零零三年，本集團所經營的各項業務前景似較明朗，惟全球經濟及地區政治狀況顯然仍存在不明朗因素，可能在不同方面影響本集團所經營的市場及經濟，以致整體銷售及盈利表現較難預料。本集團歷史悠久，一直珍惜在市場上已建立的名氣及聲譽。本集團是香港、澳門、中國大陸及若干其他東南亞市場的消費產品市場發展及分銷領導者。管理層對成本及融資所採取的各項行動均具效益，而各項業務的整頓措施及策略定位均應能促進及刺激未來盈利增長。本集團將以更積極姿態迎接二零零三年湧現的商機。

Barry John BUTTIFANT
董事會顧問

香港，二零零三年三月二十七日

項須強制提高攤銷、折舊及撥備的水平。為使淨資產符合新中國會計規則規定而作出的的撥備總額，令損益賬內須以特殊項目及主要為一筆過的非經常開支項目扣除約人民幣46,200,000元。該合營企業投資視作一間聯營公司處理，其銷售及盈利均無綜合於本集團賬目內，惟盈利或虧損乃按股權會計處理法入賬。因此，基於有關會計政策改變，本年度此特殊開支使該業務錄得嚴重虧損，以致本集團所佔聯營公司業績呈現虧損港幣11,600,000元（二零零一年：虧損港幣4,000,000元）。

人力

於二零零二年年終時，本集團（不包括聯營公司）總員工人數為361人（二零零一年為338人）。於去年實施多項痛苦措施如關閉、出售或合併若干業務單位、實施以五十五歲為限的退休計劃，以及削減員工薪酬等，本集團現於具競爭力的模式下經營，成績有目共睹。

本集團了解員工的重要性，縱使去年及過往幾年實施嚴厲措施，本集團有幸能夠挽留一批忠心耿耿、經驗豐富及盡責的核心員工。在持續改善組織架構下，員工生產力及士氣一直穩步提升。年內管理層成員一直保持穩定及盡忠職守。

展望

在艱難的市場環境下，卻基於上述原因本集團所經營的各項業務及各個市場，二零零二年得以從二零零一年度及過往幾年的嚴重虧損中轉虧為盈。本年度管理層亦完成多項計劃，完成餘下來需要處理的重組事項，預期未來數年將不會有持續重大特殊及非經常性項目。然而，該等項目於二零零二年卻帶來整體盈利，錄得股東應佔盈利。誠如管理層所解釋，資產負債表事項現已獲得妥善處理，使本集團能以明顯穩健財政狀況開展二零零三年業務。於此，管理層亦欣然接獲核數師的無保留意見報告，而過往兩年「有關持續經營基準之基本不確定事項」的提述已予刪除，這對支持本集團業務的往來銀行及供應商而言相當重要。

○ 新加坡及馬來西亞市場

本集團多年來一直在新加坡及馬來西亞吉隆坡設有市場推廣及分銷業務。該等業務現已適當調整規模，以維持經常性盈利能力。二零零二年，新加坡業務仍然從事「三菱重工」空調產品及分銷汽車音響產品（以「阿爾派」品牌為主）及家庭音響產品（以「馬蘭士」、「樂爵士」品牌為主）。由於業務重點較傾向本土市場，以及爭取更多汽車音響產品OEM業務的計劃奏效，即使家庭音響市場經歷困難市況之時，仍錄得穩定的銷售額增長，致使新加坡業務欣然重返銷售額增長軌道及錄得盈利。總銷售額上升34.2%至港幣54,100,000元（二零零一年：港幣40,300,000元）及盈利亦見理想，而二零零一年則錄得龐大虧損。

馬來西亞方面，於年初時該業務適當地調整規模，並將辦事處遷往吉隆坡外圍的必打靈查亞(Petaling Jaya)藉以減低成本。二零零二年馬來西亞經濟錄得增長。雖然該業務僅限於汽車音響產品（「阿爾派」品牌）及家庭影音產品（「馬蘭士」及「樂爵士」品牌），但仍受惠於市場及產品集中，業務暢旺。二零零二年的銷售額較二零零一年增加15.3%，該業務更錄得理想盈利，而二零零一年則為嚴重虧損。

預料二零零三年新加坡及馬來西亞業務均會增長。

○ 合營生產業務

（金羚電器有限公司—「金羚電器」）



「金羚電器」在江門的廠房



金羚電器為江門洗衣機廠與本集團成立之合營企業，合營雙方各自擁有50%權益。該業務從事設計及生產以「金羚」品牌為主的洗衣機，銷售市場為中國，現時亦作為非洲、拉丁美洲及東南亞客戶的原設備生產商（「OEM」）。

本年度該業務銷售理想，營業額較二零零一年增加15.3%至人民幣484,100,000元，更值得注意的是，出口銷售額較去年增加近30%。出口水平目前已增至佔總銷售33.6%。毛利率比去年增加11.4%，惟該業務錄得顯著虧損，原因是有關中國會計政策已作更改，使該合營企業之無形資產、固定資產及應收賬

額(全球僅限量供應399部)於正式付運前均已預售,首5部預期於二零零三年付運。


MASERATI
MASERATI
「瑪莎拉蒂」在北京的展銷廳

「瑪莎拉蒂」在香港及大陸的知名度日增,付運量較二零零一年財政年度上升29%。二零零二年推出的多款精彩新型號極受歡迎,其中新款「瑪莎拉蒂」Spyder於二月開始付運予客戶,而新款Coupe亦於二零零二年四月開始付運。全新Cambiocorsa型號備有4.2公升引擎及F1變速器,標誌著「瑪莎拉蒂」又一技術革命。

此兩個牌子跑車的系列更加強勁,預測二零零三年財政年度的總銷量將會增加。二零零二年香港整體載客轎車汽車市場較二零零一年回落7.5%,加上最新公佈的財政預算案大幅調高首次汽車登記稅,預期該市場於二零零三年勢必進一步受挫。然而,二零零二年中國大陸汽車市場較二零零一年上升61%,預料二零零三年會錄得更大升幅。管理層將加倍集中發展國內汽車業務,二零零三年國內汽車市場的增長將可彌補香港汽車市場的銷量減降。

本年度,「瑪莎拉蒂」的專有汽車展銷廳於北京開幕。全線汽車業務的聘用人數在本年度有所增加,原因是需求上升及在香港及國內擁有「法拉利」及「瑪莎拉蒂」跑車的車主增加,使汽車零件、服務及車身設備業務方面需要聘請更多人手。

大陸市場為該業務締造龐大商機,現已為二零零三年釐定完善計劃,於國內主要策略城市如北京、上海、廣州、深圳及大連進一步確立銷售及服務業務。現正著手策劃令人振奮的企業計劃,以發展大陸市場,有關計劃將於本年度較後時間公佈。

吾等展望中國大陸市場於未來數年將提供增長迅速及增幅強勁的業務量。預期於短時間內,國內市場因規模龐大及消費力不斷上升,又適逢中國加入世貿後須依例放寬進口限制及減低關稅(此時香港情況正好相反),國內市場預期很快趕上香港。




買家倉
MEGA
WAREHOUSE
「買家倉」零售店

該策略令業務量不斷增加，及年內採取的其他銷售及市場推廣攻勢，成功為「買家倉」連鎖店確立顧客基礎。雖然零售市場疲弱，對於創新及物有所值的產品仍然具有潛在的顧客需求。「買家倉」已逐漸獲公眾認同為提供超值產品的優惠市場。本年度的業務活動包括大清倉行動、推出「買家倉」萬事達卡以建立顧客忠誠度及歸屬感、分期付款信貸計劃、每月定期推出客戶推廣活動，以及提高「買家倉」的品牌知名度及增強銷售活動。二零零三年財政年度的業務計劃乃因應香港疲弱的零售環境並考慮到市場的激烈競爭而釐定。未來發展計劃將包括改善銷售及存貨制度、適當擴張零售網絡、合併若干零售地點、增加可供選擇的產品類別、提高市場推廣及宣傳力度，並會考慮在本年較後時間增加在中國大陸的銷售點。上述各項將會謹慎推行，冀能藉此提高銷售額並取得成本及資本效益。預期該業務的銷售額將持續增長並帶來盈利貢獻。

◦ 汽車及汽車配件分銷


Ferrari
「法拉利」在北京的展銷廳

該業務指「法拉利」及「瑪莎拉蒂」兩個專營汽車品牌的推廣、銷售、零件供應及售後服務。本集團是上述兩個譽滿全球的名貴跑車在香港、澳門及中國大陸的獨家總代理。

本年度總銷售額為港幣214,700,000元，較二零零一年財政年度的銷售額下跌11.8%，下跌原因是新車銷量減少。因此，除税前盈利遠較上年度低。

「法拉利」在全球保持其名貴跑車的地位，需求量遠超供應。「法拉利」全線系列的需求量理想，其中以六月新推出的575 Maranello型號特別受歡迎。該等型號跑車全部在出廠前已訂購一空。新款獨特的超級跑車「Enzo Ferrari」僅向指定客戶出售，該款價值連城但為車迷夢寐以求的名車，全部9部配


「法拉利」575 Maranello

然而，由於「阿爾派」產品深受支持，管理人員均積極地在各自所屬地區推銷有關產品，銷售額極為理想，其中更在新加坡建立大型的原設備生產商（OEM）業務，盈利貢獻明顯增加。

展望二零零三年，在暗淡的經濟前景、等離子電視機產品市場擴張、消費者口味不斷轉變刺激對家庭影院的需求上升，以及來自中國大陸的品牌競爭下，市場競爭將會保持激烈。然而，此業務積極的一面包括推出具競爭力的嶄新產品系列、加強特別是香港、中國大陸、新加坡及馬來西亞市場的分銷實力、拓展國際市場、加強宣傳活動；在持續進行市場推廣下「樂爵士」及「先力」將取得更佳的品牌知名度。預期此業務將錄得良好銷售增長。


ALPINE

「阿爾派」產品及標誌

於二零零三年財政年度，「阿爾派」提供多款具競爭力的創新產品並配置汽車導航、音響及影音功能，顧客對象是較大型的汽車類別。「阿爾派」在導航系統產品上是市場領導者，一旦該有關技術可被應用，相信銷售額會大增。預計該業務二零零三年之銷售額將持續上升。

○ **直接銷售**

該業務包括在香港以「買家倉」命名的優惠市場直接出售消費電子及電器產品予大眾顧客。

本年度銷售額較二零零一年財政年度增加近一倍。管理層在本年度對該業務進行重整，並實施一個具成本效益，覆蓋全香港、九龍及新界的連鎖店策略。二零零二年先後於屯門、元朗、北角、旺角、葵興及將軍澳開設6間新店後，「買家倉」成功定位為舉足輕重的零售連鎖店，於香港共設有9間分店。為求突出本公司所提供的商品種類，管理層成功開闢新採購渠道，特意從中國直接進口具競爭力的影音產品。業務模式是根據貨場零售的競爭概念，加上定期促銷及重點產品銷售推廣，務求向客戶提供超值產品。

包括多聯體空調，該等產品於中國大陸生產，因此價格極具競爭力。預期二零零三年財政年度此業務將恢復銷售增長。

◦ **影音及其他電器產品**




Rogers
BRITISH HIGH-FIDELITY

「樂爵士」產品及標誌

影音產品業務目前主要着重於推廣及分銷本集團本身品牌「樂爵士」(英國品牌)及「先力」(日本品牌)的產品。是項業務亦包括「LG」品牌的家用電器產品，目前在市場擁有良好的知名度，以及「阿爾派」及「樂爵士」品牌汽車音響及電子產品的銷售。汽車音響及電子產品業務包括推廣及分銷全球市場知名汽車音響品牌「阿爾派」(「日本品牌」)的產品，以及本集團本身品牌「樂爵士」的汽車揚聲器及功率放大器。該等產品均在香港、澳門、新加坡及馬來西亞作代理分銷。

在呆滯的本地市場環境下，總銷售額共計港幣115,500,000元，仍較二零零一年財政年度增加3.1%，影音產品市場競爭仍相當激烈，多款創新產品面世而銷售價格持續下降，毛利率亦相對微薄。然而，推出市場的產品系列擴大至包括CD、VCD、DVD播放機及微型音響系統、揚聲器、環迴立體聲及家居影院系統以及等離子顯示電視機。新款42吋「樂爵士」等離子電視機面世、於年中、聖誕節及農曆新年前的促銷行動，以及與本地信用卡公司之聯合宣傳活動，均成功提升銷售額。「樂爵士」產品的國際市場已擴展至包括澳洲、新西蘭、台灣及文萊，同時香港銷售網絡亦已擴展。「LG」牌子家庭電器產品的銷售尤其活躍，其中雪櫃及洗衣機產品的銷售額分別較去年增加35.4%及28.8%。我們亦以具成本效益的方式擴大分銷渠道及舉辦銷售及推廣活動，此舉亦帶動銷售額上升。更高的經營效率及成本控制措施，取得理想的銷售額，增加盈利貢獻。

本年度汽車音響業務的總銷售額為港幣57,400,000元，較二零零一年財政年度上升港幣4,900,000元(+9.3%)。除中國大陸外，區內汽車市場銷售呆滯。汽車音響及新產品競爭激烈，價格及邊際利潤均受壓。


48,000BTU/hr.-54,000BTU/hr.
36,000BTU/hr.
18,000BTU/hr.-24,000BTU/hr.
LG Electronics Inc.
「LG」產品及標誌

本集團能得以統籌於國內的銷售、市務、人事、財務及行政業務部門。本集團明白必須與市場維持緊密連繫，並已加強「網絡」開拓。另外，拓展項目業務的市場策略亦相當奏效，未來數年市務活動勢將全速發展。由於中國須遵守世貿規定調低進口產品的關稅，是項措施將可推動「LG」及「三菱重工」產品市場發展。

透過精簡組織、售後服務及倉儲業務，單位成本下降，經營效率因而得以改善。存貨及應收賬項改善，亦令營運資金更為善用。雖然市場競爭非常激烈，毛利率及盈利貢獻能保持去年的水平。

展望二零零三年，管理層相信，空調產品市場均會繼續競爭激烈。市場將同時存在不明朗因素及機會。在經濟及消費信心未見回升前，香港市場料會繼續疲弱。中國大陸市場需求將穩步增長，然而，中國生產力過剩，將對價格構成下調壓力，因而影響邊際利潤，家用產品將尤其受影響。中國加入世貿後，將可提供更有利的貿易環境，包括逐步減低進口關税及營造更多市場及營商機會。而本集團將專注商用產品環節以提高利潤，因該方面競爭相對溫和及中國所生產的同類產品種類不多。

二零零三年「先力」品牌將開始以「格力－先力」品牌與「格力」(中國具領導地位的空調產品品牌)組成合作聯盟，推出全系列的室內及商用空調產品。聯合品牌產品的市場前景令人鼓舞。與此同時，「先力」品牌空調產品於國內市場的銷售額穩步增加。產品種類以商用產品為主，


BODYSONIC® 先力
「先力」標誌



業務回顧

○ 空調產品


FDKN208
FDC208
MITSUBISHI
HEAVY INDUSTRIES, LTD.

「三菱重工」產品及標誌

該業務包括日本三菱重工株式會社(「三菱重工」)產品的市場推廣及分銷,本集團對該等產品擁有在香港、新加坡、澳門(所有產品)及中國大陸市場的獨家代理權。三菱重工為商用組合空調系統及家用市場提供全線的空調產品。本集團亦代理及推銷「LG」品牌(韓國「LG Electronics Inc.」)的全線商用及家用空調產品,兩項產品均屬全球知名的品牌。本集團亦向客戶提供售後服務及支援。

於二零零二年本集團首年成為香港及澳門之空調產品總代理,分銷在中國具領導地位之「格蘭仕」電器品牌之空調產品。

銷售予第三者客戶的總金額為港幣178,900,000元,跟二零零一年財政年度錄得的港幣176,100,000元相若。

香港經濟低迷,消費信心處於低位,即時未見復蘇跡象。直接影響零售及項目銷售情況的零售業及物業發展業陷於蕭條。中國大陸市場方面,年內華南及華東若干省份天氣不穩定及洪水為患,打擊當地銷售旺季的銷售額。再加上中國日漸成為「世界空調生產工廠」,由起初生產低檔次家用空調產品,繼而逐步提升技術,以至如今亦製造商用產品。中國空調生產工廠生產力過剩,迫使國內市場價格下跌,進一步拉闊進口產品的價格差異,令進口產品更加難銷。

然而,市場亦有正面發展。三菱重工以極具競爭力的價格為香港市場供應大量分體式空調產品,使「三菱重工」產品市場佔有率增加,並成為同業的市場領導者。同樣地,「LG」亦繼續提供一應俱全兼價格相宜的產品。此外,本集團於年內重新籌劃及重整銷售重點。繼於廣東省東莞市設立國內業務總部後,

本集團能繼續如期償還其銀行債項及其他負債，而年內的實質銀行貸款及透支狀況再有改善，於結算日，該等金額為港幣77,100,000元(二零零一年：港幣95,600,000元)。然而，由於香港普遍銀行目前繼續對商業客戶採取審慎放債政策，本集團跟香港其他貿易企業一樣，均要在有限的整體銀行信貸下經營。經營業務及融資業務產生的現金數額乃用作減低債項，該等債項不時令業務活動受到局限及削弱集團內各業務把握銷售遞增而獲利的能力，特別是在貿易旺季時，因而令業務受到限制。銀行借貸總額所佔股東資金比率為22.3%(二零零一年：32.5%)。

於二零零二年十二月三十一日，現金及銀行存款為港幣14,400,000元(二零零一年：港幣13,500,000元)。本集團截至二零零二年止財政年度的資產負債表錄得正數流動資產淨額，為港幣67,300,000元(二零零一年：流動負債淨額港幣124,800,000元)，本年度為自一九九九年十二月三十一日以來首次錄得流動資產淨額盈餘。有效的流動資產管理對本集團業務運作相當重要，為此，主要管理比率繼續處於理想水平，其中包括：應收賬款流轉期平均為21天(二零零一年：23天)；存貨周轉期為81天(二零零一年：74天)；及整體短期負債淨值比率為17.3%(二零零一年：78%)，負債總淨值比率為61.9%(二零零一年：107.4%)。

在外滙風險管理政策方面，本集團採用外幣對沖方式，以消除在業務過程中的銷售交易因外滙變動而帶來不利的影響。於二零零二年十二月三十一日，未到期履約之銀行期滙合約總額為港幣44,000,000元(二零零一年：港幣17,000,000元)。

本集團於二零零二年十二月三十一日的銀行融資信貸為港幣166,200,000元(二零零一年：港幣158,700,000元)，全部以港元最優惠借貸利率為基礎計息及主要以本集團資產作抵押。本集團於二零零二年十二月三十一日概無或然負債(二零零一年：港幣2,100,000元)。

2. 股本重組、供股及紅股發行

於二零零二年二月一日，本公司宣佈股本重組及供股連紅股發行。有關股本重組的通函已於二零零二年二月二十日刊發予股東。供股連紅股發行由滙富証券有限公司全數包銷，並於二零零二年三月十五日刊發供股章程。全部建議已於二零零二年三月十五日舉行的股東特別大會上獲股東批准。該等交易的影響為截至二零零一年六月三十日資產負債表內的累計虧損已因股本重組而註銷，而供股所得款項淨額港幣46,800,000元主要用作償還短期債項，餘額用作本集團的額外營運資金。

於二零零二年八月，本公司宣佈另一項股本重組及於二零零二年八月二十三日刊發通函予股東。此股本重組涉及削減股份溢價賬、註銷累計虧損、股份合併、紅股發行及增加法定股本。於年內進行第二次股本重組的理念包括兩方面，首先是截至二零零一年十二月三十一日止年度的累計虧損(由於第一次股本重組時未能提供經審核賬目，故當時未能處理累計虧損)現已註銷。其次是進行股份合併及紅股發行，以增加每股市值(以便符合香港聯交所考慮的建議)及股份的買賣流通性，並同時在資產負債表上呈列更可觀的已發行股本相對儲備結餘(作為股東資金的一部份)比例。該等建議已於二零零二年九月十八日舉行的股東特別大會上獲股東批准。

○ **流動資金及財務資源**

二零零二年乃本集團的轉捩點，管理層成功落實執行決策，大幅改善本集團的財務及資本狀況。於債務清償安排後，本集團不再倚賴貿易債權人提供絕大部份資金來源，現在則較多採用傳統融資渠道，以其股本為基礎、配合經營業務產生的內部現金流量，以及短期及長期銀行借貸。

財務狀況

○ **現金流量**

此乃量度集團表現的另一重要指標。二零零二年度的現金流量明顯改善，未計營運資金變動前的經營業務現金流量改善至流入港幣4,600,000元，二零零一年則流出港幣10,500,000元。營運資金方面，結算日的貿易及其他應收賬款為港幣59,300,000元，跟去年相同，而貿易往來及其他應付賬款（包括應付票據）則為港幣118,000,000元，較去年減少港幣17,100,000元（－12.7%）。本集團於嚴謹的現金及信貸管理下確能有效地運作。投資業務的現金流出限制於只為港幣4,900,000元，主要為資本開支，而融資業務的現金流入淨額為港幣35,600,000元（二零零一年：流出港幣45,200,000元），主要由於年內供股集資所致，是項供股所得款項為港幣46,800,000元（已扣除開支），主要用作償還短期債項及銀行貸款。

○ **債務償還、股本重組及供股**

二零零一年度年報載有結算日後事項的詳盡報告及備考資產負債表摘要，當中解說兩項於二零零二財政年度完成的重大事項，有關事項大幅改善本集團的財務狀況及資產負債表。

1. 供應商賬款融資的債務償還及債務重組安排

   本集團與三菱重工株式會社（「三菱重工」）於二零零一年十一月於東京達成的有條件協議，已由訂約雙方於二零零二年六月二十八日簽訂清償安排契據並於其後完成落實。是項交易的兩個主要元素如下：首先是於二零零一年十一月的未償債項款額港幣202,900,000元，已透過出售本集團於聯營公司「三菱重工金羚空調器有限公司」（為三菱重工直接控制的合營製造商）的權益，償還部份為數港幣71,800,000元的債項。此舉帶來出售進賬盈利港幣10,900,000元。其次是貸款餘額包括應計利息約港幣132,900,000元已轉為十五年期長期債項，主要為無抵押貸款（僅以十六層高的香港和記行大廈其中兩層作為抵押），利息定為按年利率2.5%計算，該項利息亦為截至二零一二年六月三十日止應付三菱重工的唯一金額，餘額則變為分十（10）個半年期平均償還，於二零一六年十二月三十一日全部清償。

經營業績

○ 營業額

截至二零零二年十二月三十一日止年度，本集團總營業額增加1.2%至港幣572,400,000元(二零零一年：港幣565,800,000元)。

大部份業務的銷售額相對穩定，維持於上年度水平，而「買家倉」直銷業務則由於年內增設分店，帶動銷售額鋭升約港幣29,000,000元(+84.3%)。然而，由於香港市況艱難，汽車組別的銷售額較去年下降，錄得相若之減額港幣28,700,000元(－11.8%)。

○ 股東應佔盈利

自一九九五年以來，本年度是近八年來集團首次錄得整體應佔盈利，為港幣6,000,000元(於一九九九年所錄得不足港幣1,000,000元的小額盈利除外)。本業績最值得欣喜及最重要的利好消息是經營虧損減至僅港幣9,100,000元(二零零一年：港幣76,500,000元)，包括物業減值港幣6,000,000元，此亦是近年來表現最突出的一年，更合乎管理層去年所預測。

雖然本業績亦包含若干特殊及非經常性質重大項目，但整體上卻對集團整體盈利並無實質影響。年內，本集團宣佈供應商賬款融資的債務償還及債務重組安排，當中涉及出售本集團於中國一間合營空調產品製造商的權益，帶來非經常盈利港幣10,900,000元。本集團亦關閉及出售於新加坡及馬來西亞的若干附屬公司及聯營公司，帶來非經常盈利港幣27,700,000元。儘管錄得該等盈利，鑑於中國強制執行之財務及會計規則法定變更，本集團須就其擁有50%權益的中國合營洗衣機製造商入賬特殊虧損港幣9,700,000元，此涉及須就該業務的固定資產、無形資產及流動資產之列賬減值增加約港幣21,900,000元(為本集團分佔之50%)。

本集團過去五個財政年度的業績、資產及負債以及表現數據如下：

業績

	截至十二月三十一日止年度				
	二零零二年	二零零一年	二零零零年	一九九九年	一九九八年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額	**572,393**	565,845	386,866	753,695	1,173,960
經營虧損	**(9,061)**	(76,480)	(45,574)	(32,393)	(214,081)
財務費用	**(10,481)**	(16,923)	(18,195)	(13,573)	(36,889)
其他非經營收入	**38,611**	2,569	11,175	66,636	–
其他非經營支出	–	(3,459)	(31,326)	(42,871)	(14,438)
應佔聯營公司業績	**(11,550)**	(4,005)	3,356	18,783	(13,030)
除税前盈利(虧損)	**7,519**	(98,298)	(80,564)	(3,418)	(278,438)
税項	**(1,522)**	(1,689)	(3,141)	(3,325)	131
除税後盈利(虧損)	**5,997**	(99,987)	(83,705)	(6,743)	(278,307)
少數股東權益	**12**	479	(1,750)	7,436	10,172
股東應佔盈利(虧損)	**6,009**	(99,508)	(85,455)	693	(268,135)

資產及負債

	於十二月三十一日				
	二零零二年	二零零一年	二零零零年	一九九九年	一九九八年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
投資物業	**131,793**	131,923	135,516	121,307	111,150
物業、廠房及設備	**186,360**	188,749	252,891	284,656	295,832
無形資產	–	–	21,547	24,625	27,703
聯營公司權益	**115,533**	190,076	179,427	184,229	184,471
證券投資	**702**	1,447	1,842	1,879	1,804
其他非流動資產	–	–	355	23,446	1,006
流動資產	**262,581**	256,659	280,778	330,582	528,425
流動負債	**(195,233)**	(381,442)	(368,028)	(235,662)	(564,795)
資本運用	**501,736**	387,412	504,328	735,062	585,596
少數股東權益	**(579)**	(591)	3,791	5,529	6,037
一年後到期之貸款	**(153,950)**	(86,515)	(118,646)	(275,235)	(122,051)
一年後到期之融資租賃債務	**(300)**	(417)	(583)	(202)	(1,897)
遞延税項	**(17)**	(13)	(13)	(25)	(25)
少數股東貸款	**(1,522)**	(1,522)	(4,046)	(4,046)	(7,596)
其他貸款	–	(4,500)	–	–	–
股東資金	**345,368**	293,854	384,831	461,083	460,064

表現數據

每股盈利(虧損)					
－基本(港幣仙)(附註)	**0.99**	(60.20)	(51.80)	0.43	(170.40)
每股資產淨值(港幣仙)	**44.57**	–	–	–	–
資本負債淨比率(%)	**61.92**	107.43	85.84	75.57	38.13

附註： 就每股基本盈利(虧損)而言，股份加權平均數目為比較已就二零零二年內之紅股發行、股份合併及供股作出調整。



長，特別是「阿爾派」品牌，顯然是市場領導者。吾等並預期，商用空調機及專為高尚住宅項目設計的小型中央空調器之市場需求亦會增加，而旗下之「三菱重工」、「LG」及「先力」牌產品亦能滿足絕大部份不同市場階層需要，由高檔次至實惠系統產品，應有盡有。

國際市場方面，吾等預期，本集團擁有50%權益之生產合營公司(金羚電器有限公司)將可維持其作為洗衣機第三大中國出口商之地位，甚至問鼎第二大中國出口商之排名。出口量增長比本地銷售增長更為重要，原因是前者利潤較高和能迅速帶來現金流量。隨著本集團委聘更多國家之不同國際代理商分銷吾等之產品，吾等本身品牌「樂爵士」(英國品牌)影音產品業務亦應會增長。

近年，本集團一直適當地就集團資產作出審慎而顯著之所需撥備，資產負債表如今更見穩健。目前仍有需要為若干資產進行重新分配，實行透過變現及再投資於吾等之核心業務，惟資產負債表現已能提供更強大之基礎，可達致集團本身及通過收購增長以及產生盈利。

未來數年，本集團將維持專注於在錄得增長之市場內，建立吾等之品牌及提升品牌價值。並會積極廣納當地人才，藉以盡量增強吾等之適應能力及當地知識。吾等鋭意拓展為一家領導同群之市場發展機構，為與日俱增之亞洲市場提供服務，此亦為本公司自四十九年前創辦以來，至今已見實踐的理念。董事會深信，隨著本集團成功渡過過往幾年之經營逆境，憑藉本身更精煉之技巧及堅毅之鬥志，未來數年本集團之銷售及盈利將可持續增長。

就中東近期爆發之軍事行動，儘管戰事規模及時間將有限，惟吾等審慎關注戰事對本集團業務可能造成之影響。一九九一年之海灣戰爭並無對本集團業務造成任何不利影響，相反，業務因進口中國大陸之產品數目上升而有所增加。

對於一直鼎力支持本集團及忠心耿耿之全體股東、供應商、往來銀行、能幹之管理層以及員工，吾等均致以萬二分謝意。

榮譽主席	*執行主席*
李永森	**李文輝**

香港，二零零三年三月二十七日

- 與三菱重工株式會社(「三菱重工」)達成最終協議，解決長期欠付之供應商賬款，部份為數港幣71,800,000元(涉及本集團出售其於聯營公司「三菱重工金羚空調器有限公司」之權益)之債項已予償還，而債項餘額港幣132,900,000元則轉為十五年期之長期債項，主要為無抵押貸款。達成上述安排列作為出售聯營公司而取得之盈利港幣10,900,000元入賬，並消除資產負債表內有關債項之不明朗因素，該等債項現已歸類為長期債項。另務請注意，此事項解決後，前次核數師報告內「有關持續經營準則之基本不確定事項」之評論已予刪除，使本集團於本年度取得無保留之核數意見。

- 本年度流動資金大為改善，錄得正數現金流量，流入港幣18,500,000元，而去年則為流出港幣18,100,000元。

- 年底時錄得流動資產淨值港幣67,300,000元，相比二零零一年年底時之流動負債淨額港幣124,800,000元，明顯表現轉佳。總淨負債比率大幅改善至61.9%(二零零一年：107.4%)，其中特定銀行負債比率減至18.1%(二零零一年：28.0%)。

- 營運行政成本減低30.7%，此有賴本集團持續重組經營單位，以提高生產力及面對市場瞬息萬變之適應能力。

經歷過往數年之市場逆境後，董事會很榮幸能與精幹之管理人員共事，在管理層領導下，嚴守紀律之員工隊伍能夠應付挑戰及提升集團價值。百煉成鋼，事實上，集團仝人堅毅不撓之精神，乃成為強大的市場發展公司之要素。

展望將來，吾等預期中國大陸市場今後數十年將持續強勁增長，並陸續將有更多城市及重鎮發展成為大都會。吾等預期外圍地區亦會愈加繁榮，成為本集團產品之銷售市場；隨著消費更趨成熟及收入水平提升，市場對本集團品牌產品之需求量料會不斷上升。將會有更多新款家庭電器進入更多私人擁有的房子；將會有更多口袋配備更多的隨身電子精品；將會有更多的公路跑上更多的汽車。這些都是我們所銷售的產品。

摘要而論，吾等預測，在內地進口關稅繼續減低下，本集團之進口高級跑車「法拉利」及「瑪莎拉蒂」分銷業務將增長強勁。因此，本集團正重新分配更多資源為吾等經銷之汽車建立廣闊全國分銷網絡，當中包括增設專用展銷廳及高檔服務設備。由於中國汽車市場發展蓬勃，預期吾等之汽車音響及電子業務亦會迅速增



主席報告書

李文岡
執行主席兼行政總裁

董事會欣然宣佈，截至二零零二年十二月三十一日止年度，本集團錄得綜合盈利港幣6,000,000元，反映本集團已遠棄近年之龐大虧損，成功轉虧為盈。對於管理層及全體員工所展現之傑出團隊精神，本人謹此致意！

本年度並無派付中期股息(二零零一年：無)，及董事會經審慎考慮本集團須保留現金以應付營運資金需要後，建議不派發末期股息(二零零一年：無)。然而，鑑於本集團已轉虧為盈及資產負債表已大幅改善，亦考慮到本集團資本中具充份儲備可供動用，董事欣然建議發行紅股，基準為每10股現有股份獲發1股紅股。

吾等謹請股東注意以下有關本集團於二零零二年度之良好業績摘要：

- 股本重組及供股連紅股發行於四月順利完成。供股所得款項淨額港幣46,800,000元主要用作償還短期債項，餘額用作額外營運資金。

- 另一項股本重組於九月完成，連同較早前之股本重組行動，旨在確保註銷本集團所有累計虧損，以便日後適當時派付股息，務求刺激股份流通性及提高股東長期回報。

董事

李永森先生*(榮譽主席)*
李文輝先生*(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
陳文生先生*
李卓民先生*
余金霞女士**
Barry John BUTTIFANT先生
(於二零零二年十一月七日辭任)

* *獨立非執行董事*
** *非執行董事*

董事會顧問

Barry John BUTTIFANT先生

審核委員會

李卓民先生*(主席)*
陳文生先生

公司秘書

吳心瑜女士

授權代表

李文輝先生
孫志冲先生

法律顧問

香港
胡關李羅律師行
普蓋茨律師事務所

百慕達
顏施甘百慕達律師行

核數師

德勤 • 關黃陳方會計師行
香港執業會計師

百慕達之主要股票過戶登記處

The Bank of Bermuda Limited
6 Front Street, Hamilton 5-31
Bermuda

香港之股票過戶登記處

標準證券登記有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心地下

註冊辦事處

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要往來銀行

東亞銀行
中信嘉華銀行
盤谷銀行

美國託存股份處

The Bank of New York
620 Avenue of the Americas, 6th Floor
New York, NY 10011
USA

香港主要辦事處

香港新界
葵涌青山道五八五至六零九號
和記行大廈A座十樓
電話:(八五二)二八六九一一九零
傳真:(八五二)二五二一七一九八

股票代號

香港聯合交易所有限公司:720
美國預託證券(ADR):
代號-WKHHY
證券識別統一號碼-929300101

網址

http://www.wokeehong.com.hk

重要日期

暫停辦理股票過戶登記
二零零三年四月二十九日
至五月六日(包括首尾兩天)

股東週年大會
二零零三年五月六日



目 錄




年 報

頁次

和記行(集團)有限公司 為一間分銷優質品牌產品之多元化代理商，服務對象為亞洲地區客戶，市場以香港、澳門及中華人民共和國(「中國」)為主。本集團於一九五四年開始在香港代理音響器材。多年來，本集團不斷更新產品種類；時至今日，代理種類包括空調及冷凍產品；影音設備；汽車音響及電子產品；汽車及汽車配件；以及其他電子及電器產品。本集團亦設有直銷／零售業務。本集團具備豐富知識及經驗，並透過不同分銷渠道以及提供售後服務，以提升品牌知名度及發展其所在產品市場之地位。過去近五十年來，憑著其市場推廣及銷售實力配合與供應商建立的長期緊密關係，本集團確保其眾多品牌中，很多已成為其服務市場消費者心目中之頂級標記及家傳戶曉之名牌。





2002

年報

和記行(集團)有限公司

(於百慕達註冊成立之有限公司)